Exhibit 99.14

Private & Confidential

Execution Version

Dated 25 January 2024
SELINA BRAND HOLDINGS LIMITED as Parent SELINA NOMAD LIMITED as Company and AETHER FINANCIAL SERVICES UK LIMITED as Common Security Agent and OTHERS
INTERCREDITOR AGREEMENT

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THIS INTERCREDITOR AGREEMENT is made on 25 January 2024

BETWEEN:

(1)	Selina Brand Holdings Limited, a private limited liability company, incorporated under the laws of England and Wales and with registration number 15220799, whose registered office is at 27 Old Gloucester Street, London WC1N 3AX (the “Parent”);

(2)	Selina NOMAD LIMITED, a company incorporated in the UK (registered number 15221597) whose registered office is at 27 Old Gloucester Street, London, United Kingdom, WC1N 3AX (the “Company”);

(3)	OSPREY INVESTMENTS LIMITED, a company incorporated under the laws of Cyprus, with its registered address at 9E Foti Pitta Street, 1065, Nicosia, Cyprus, with incorporation number HE 229246 (an “Original Lender”);

(4)	OSPREY INTERNATIONAL LIMITED, a company incorporated under the laws of Cyprus, with its registered address at 9E Foti Pitta Street, 1065, Nicosia, Cyprus, with incorporation number HE 385659 (an “Original Lender”);

(5)	EACH ENTITY listed in Schedule 4 (The Original Debtors and Original Intra-Group Lenders) as Original Debtors (each an “Original Debtor”);

(6)	EACH ENTITY listed in Schedule 4 (The Original Debtors and Original Intra-Group Lenders) as Original Intra-Group Lenders (each an “Original Intra-Group Lenders”);

(7)	Selina Hospitality plc, a company incorporated in England and Wales with registered number 13931732, whose registered office is at 27 Old Gloucester Street, London WC1N 3AX (“Selina PLC”);

(8)	LUDMILIO Limited, a company incorporated under the laws of Cyprus, with incorporation number HE 414304, as security trustee for the noteholders under the Senior Secured Convertible Notes (the “Existing Security Agent”);

(9)	WILMINGTON SAVINGS FUND SOCIETY, FSB, a Federal savings bank, as notes trustee in relation to the 2029 Notes (the “2029 Notes Trustee”);

(10)	AETHER FINANCIAL SERVICES UK LIMITED, a company incorporated in England and Wales with registered number 11628828, whose registered office is at 23 Copenhagen Street, London, England, N1 0JB, as security agent for and on behalf of the Secured Parties (as defined below) (the “Common Security Agent”); and

(11)	UPON ACCESSION each other person from time to time a party to this Agreement.

IT IS AGREED as follows:

Section 1

Interpretation

1.	Definitions and Interpretation

1.1	Definitions

In this Agreement:

“2029 Notes” means the senior secured notes to be issued under the 2029 Notes Indenture.

“2029 Notes Automatic Block Event” means the occurrence under a Pari Passu Debt Document of a Default relating to the non-payment of an amount constituting principal or interest or fees provided such amount is (in aggregate with any other amount due but unpaid under such Debt Document) equal to or exceeding USD 1,000,000.00 (or its equivalent).

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“2029 Notes Creditor” means each Creditor in respect of 2029 Notes Liabilities.

“2029 Notes Debt Documents” means the Pari Passu Debt Documents in respect of the 2029 Notes, including the 2029 Notes Indenture and this Agreement.

“2029 Notes PIK Interest” means the amount of any interest payment capitalised under section 2.03(a) of the original form of the 2029 Notes Indenture.

“2029 Notes Enforcement Notice” has the meaning given to that term in Clause 4.13 (Permitted Enforcement: 2029 Notes Creditors).

“2029 Notes Indenture” means the note indenture dated on or around the date of this Agreement between Selina PLC, Wilmington Savings Fund Society, FSB, as trustee and the Common Security Agent.

“2029 Notes Liabilities” means the Pari Passu 2029 Notes Liabilities and the Second Ranking 2029 Notes Liabilities.

“2029 Notes Payment Stop Event” means, at any time, an Event of Default under a Pari Passu Debt Document that has occurred and is continuing (other than an Event of Default constituting a 2029 Notes Automatic Block Event).

“2029 Notes Payment Stop Notice” has the meaning given to that term in Clause 4.4 (Issue of 2029 Notes Payment Stop Notice).

“2029 Notes Standstill Period” means, in relation to a Relevant 2029 Notes Event of Default, the period beginning one Business Day following the date (the “2029 Notes Standstill Start Date”) on which the Creditor Representative in respect of the relevant 2029 Notes Liabilities serves a 2029 Notes Enforcement Notice on the Common Security Agent in respect of such Relevant 2029 Notes Event of Default and ending on the earliest to occur of:

(a)	the date falling 179 days after the 2029 Notes Standstill Start Date;

(b)	the date the Common Security Agent takes any Enforcement Action against any Debtor that has guaranteed the 2029 Notes Liabilities provided that if a 2029 Notes Standstill Period ends pursuant to this paragraph (b), the 2029 Notes Creditors may only take the same Enforcement Action (other than Enforcement of Transaction Security) in relation to the relevant 2029 Notes Liabilities (and only against the same person) as the Enforcement Action taken by the Common Security Agent and may not take any other Enforcement Action against any other Debtor or member of the Group;

(c)	the date of an Insolvency Event (other than an Insolvency Event directly caused by any action taken by or at the request or direction of a 2029 Notes Creditor) in relation to a particular Debtor provided that (i) if a 2029 Notes Standstill Period ends pursuant to this paragraph (c), the 2029 Notes Creditors may only take the same Enforcement Action (other than Enforcement of Transaction Security) in relation to the relevant 2029 Notes Liabilities (and only against the same person) as the Enforcement Action taken by the Common Security Agent against that Debtor, or if no Enforcement Action is being taken by the Common Security Agent, the 2029 Notes Creditors may only take Enforcement Action (other than Enforcement of Transaction Security) against that Debtor; and (ii) the relevant 2029 Notes Creditor complies with Clauses 7 (Effect of Insolvency Event) and 8 (Turnover of Receipts);

(d)	the expiry of any other 2029 Notes Standstill Period outstanding at the date such first mentioned 2029 Notes Standstill Period commenced (unless that expiry occurs as a result of a cure, waiver or other permitted remedy);

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(e)	an Event of Default under any 2029 Notes Debt Document resulting from a failure to pay the principal amount of the relevant 2029 Notes Liabilities at their final maturity (provided that such maturity is no earlier than that established by the relevant 2029 Notes Debt Documents as of the first date of issuance of notes thereunder); and

(f)	the date on which (i) the Majority Pari Passu Creditors and (ii) Majority Senior Secured Convertible Notes Creditors give their consent to an early termination of the 2029 Notes Standstill Period or (ii) the Relevant 2029 Notes Event of Default has been remedied or waived (or if accelerated, such acceleration has been rescinded) in each case in accordance with the terms of the relevant Pari Passu Debt Documents.

“Acceleration Event” means:

(a)	an Original Lender or the Common Security Agent exercising any of its rights under section 5.2 (Acceleration Remedies) of any Senior Secured Convertible Notes Instrument (or making a demand for payment of amounts previously declared to be payable on demand) or the occurrence of an event which causes the automatic acceleration of Liabilities pursuant to section 5.2 (Acceleration Remedies) of the relevant Senior Secured Convertible Notes Instrument;

(b)	the Creditor Representative of any other Pari Passu Lender(s) (or any such Pari Passu Lender(s) itself or themselves) exercising any of its or their rights (other than the right to declare any amount payable on demand) under an Equivalent Provision of the relevant Pari Passu Facility Agreement (or making a demand for payment of amounts previously declared to be payable on demand) or any acceleration provisions under a Pari Passu Facility Agreement being automatically invoked upon the occurrence of an Insolvency Event in accordance with its terms; or

(c)	the Creditor Representative of any Pari Passu Noteholder(s) (or the requisite Pari Passu Noteholders under any Pari Passu Notes Indenture) exercising any of its or their rights (other than the right to declare any amount payable on demand) under an Equivalent Provision of the relevant Pari Passu Notes Indenture (or making a demand for payment of amounts previously declared to be payable on demand) or any acceleration provisions under any Pari Passu Notes Indenture being automatically invoked upon the occurrence of an Insolvency Event in accordance with its terms.

“Affiliate” means, in relation to any person, a Subsidiary of that person or a Holding Company of that person or any other Subsidiary of that Holding Company.

“Appropriation” means the appropriation (or similar process) of the shares in the capital of a member of the Group or a Debtor by the Common Security Agent (or any Receiver or Delegate) which is effected (to the extent permitted under the relevant Transaction Security Document and applicable law) by enforcement of any Transaction Security.

“Available Commitment” or any Equivalent Provision has the meaning given to that term in any Pari Passu Facility.

“Bankruptcy Code” means Title 11 of the United States Code (11 U.S.C. §101 et seq.).

“Borrowing Liabilities” means, in relation to a member of the Group or a Debtor, the liabilities and obligations (not being Guarantee Liabilities) such member of the Group or a Debtor may have as a principal debtor to a Creditor (other than to a Creditor Representative in respect of Creditor Representative Amounts) or a Debtor in respect of Liabilities arising under the Debt Documents (whether incurred solely or jointly and including liabilities and obligations as a borrower or (if applicable) an issuer under the Debt Documents but not including any guarantee or indemnity or parallel debt obligation in respect of another person’s liabilities or obligations).

“Business Day” means any day other than a Saturday, Sunday or other day on which commercial banks are authorised to close under the laws of, or are in fact closed in London and the State of New York.

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“Capital Stock” means:

(a)	in the case of a corporation, corporate stock;

(b)	in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(c)	in the case of a partnership or limited liability company, partnership interests (whether general or limited) or, membership interests; and

(d)	any other interest or participation that confers on a person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing person, but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock.

“Cash Proceeds” means:

(a)	proceeds of the Security Property which are in the form of cash; and

(b)	any cash which is generated by holding, managing, exploiting, collecting, realising or disposing of any proceeds of the Security Property which are in the form of Non-Cash Consideration.

“CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act in 42 U.S.C. §9601, et seq.

“Charged Property” means all of the assets which from time to time are, or are expressed to be, the subject of the Transaction Security.

“Common Assurance” means any guarantee, indemnity or other assurance against loss in respect of any of the Liabilities, the benefit of which (however conferred) is, to the extent legally possible, given to all the Secured Parties in respect of their Liabilities (or given to the Common Security Agent in respect of any Parallel Debt).

“Common Currency” means Dollars.

“Common Currency Amount” means, in relation to an amount, that amount converted (to the extent not already denominated in the Common Currency) into the Common Currency at the Spot Rate of Exchange on the Business Day prior to the relevant calculation.

“Common Recoveries” has the meaning given to that term in Clause 15.2 (Prospective Liabilities).

“Competitive Sales Process” means:

(a)	any auction or other competitive sales process conducted with the advice of a Financial Adviser appointed by, or approved by, the Common Security Agent pursuant to Clause 12.5 (Appointment of Financial Adviser); and

(b)	any enforcement of the Transaction Security carried out by way of auction or other competitive sales process pursuant to requirements of applicable law, in each case, in which any Secured Party, after executing a customary non-disclosure agreement, is entitled (but not required) to participate in under the criteria, rules, processes and procedures established by the Financial Adviser in respect of paragraph (a) above and/or the relevant court, official, insolvency practitioner or other person in any applicable jurisdiction in respect of paragraph (b) above.

“Consent” means any consent, approval, release or waiver or agreement to any amendment.

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“Corresponding Debt” has the meaning given to that term in paragraph (a) of Clause 17.3 (Parallel Debt (Covenant to Pay the Common Security Agent)).

“Creditor Representative” means:

(a)	the 2029 Notes Trustee; and

(b)	in relation to any other Pari Passu Creditor or any Pari Passu Noteholders, the person which has acceded to this Agreement as the Creditor Representative of those Pari Passu Noteholders or Pari Passu Lenders pursuant to Clause 19.7 (Accession of Creditors).

“Creditor Representative Amounts” means fees, costs and expenses of a Creditor Representative payable to a Creditor Representative for its own account pursuant to the relevant Debt Documents or any engagement letter between a Creditor Representative and a Debtor (including any amount payable to a Creditor Representative by way of indemnity, remuneration or reimbursement for expenses incurred) and the costs incurred by a Creditor Representative in connection with any actual or attempted Enforcement Action which is permitted by this Agreement which are recoverable pursuant to the terms of the Debt Documents.

“Creditor/Creditor Representative Accession Undertaking” means:

(a)	an undertaking substantially in the form set out in Schedule 2 (Form of Creditor/Creditor Representative Accession Undertaking) or in such other form as the Common Security Agent and the Parent may agree from time to time, provided that, in each case, it contains a provision for accession to this Agreement which is substantially in the form set out in Schedule 2 (Form of Creditor/Creditor Representative Accession Undertaking); and

(b)	in the case of an acceding Debtor which is expressed to accede as an Intra-Group Lender in the relevant Debtor/Security Grantor Accession Deed, that Debtor/Security Grantor Accession Deed.

“Creditors” means the Pari Passu Creditors and the Intra-Group Lenders.

“Debt Disposal” means any disposal of any Liabilities or Debtors’ Intra-Group Receivables pursuant to paragraphs (d) or (e) of Clause 12.1 (Facilitation of Distressed Disposals and Appropriation).

“Debt Document” means each of this Agreement, the Pari Passu Debt Documents (which includes the 2029 Notes Debt Documents), the Transaction Security Documents, or any agreement, document or instrument creating or evidencing the terms of any Intra-Group Liabilities and any other document designated as such by the Common Security Agent and the Parent.

“Debtor” means each Original Debtor and any person which becomes a Party as a Debtor in accordance with the terms of Clause 19 (Changes to the Parties).

“Debtor/Security Grantor Accession Deed” means:

(a)	a deed substantially in the form set out in Schedule 1 (Form of Debtor/Security Grantor Accession Deed); or

(b)	(only in the case of a member of the Group or a Debtor which is acceding as a borrower, issuer or guarantor under a Pari Passu Debt Document) an accession document in the form required by the relevant Pari Passu Debt Document, provided that it contains an accession to this Agreement which is substantially in the form set out in Schedule 1 (Form of Debtor/Security Grantor Accession Deed).

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“Debtor Resignation Request” means a notice substantially in the form set out in Schedule 3 (Form of Debtor Resignation Request).

“Debtors’ Intra-Group Receivables” means, in relation to a member of the Group, any liabilities and obligations owed to any Group Debtor (whether actual or contingent and whether incurred solely or jointly) by that member of the Group.

“Default” means an Event of Default or Equivalent Provision or any event or circumstance which would (with the expiry of a grace period, the giving of notice, the making of any determination under the Debt Documents or any combination of any of the foregoing) be an Event of Default.

“Defaulting Lender” means a Pari Passu Lender which is a Defaulting Lender under, and as defined in, the LMA Template.

“Delegate” means any custodian, delegate, agent, attorney, co-trustee, registered auctioneer or registered stockbroker appointed by the Common Security Agent or any registered auctioneer or stockbroker which forecloses on the Charged Property.

“Distress Event” means any of:

(a)	an Acceleration Event; or

(b)	the enforcement of any Transaction Security.

“Distressed Disposal” means a disposal and/or Appropriation of any Charged Property or, for the purposes of paragraphs (a) and (b) below, any other asset of a member of the Group, a Debtor or a Security Grantor (including any Charged Property or other such asset which has been the subject of an Appropriation), which is:

(a)	being effected at the request of the relevant Instructing Group in circumstances where the Transaction Security has become enforceable;

(b)	being effected by enforcement of any Transaction Security (including the disposal of any Property of a member of the Group, a Debtor or a Security Grantor, the shares in which have been subject to an Appropriation); or

(c)	being effected, after the occurrence of a Distress Event, by or on behalf of a Debtor or a Security Grantor to a person or persons which is, or are, not a member, or members, of the Group.

“Enforcement” means the enforcement or disposal of any Transaction Security, the requesting of a Distressed Disposal and/or the release or disposal of claims and/or Transaction Security on a Distressed Disposal under Clause 12 (Distressed Disposals and Appropriation), the giving of instructions as to actions with respect to the Transaction Security and/or the Charged Property following an Insolvency Event under Clause 7.7 (Common Security Agent Instructions) and the taking of any other actions consequential on (or necessary to effect) any of those actions.

“Enforcement Action” means:

(a)	in relation to any Liabilities:

(i)	the acceleration of any Liabilities or the making of any declaration that any Liabilities are prematurely due and payable (other than as a result of it becoming unlawful for a Creditor to perform its obligations under, or of any voluntary or mandatory prepayment arising under, the Debt Documents);

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(ii)	the making of any declaration that any Liabilities are payable on demand (other than one made by an Intra-Group Lender in relation to any Intra-Group Liabilities to the extent that the Payment of such Intra-Group Liabilities would be a Permitted Intra-Group Payment);

(iii)	the making of a demand in relation to a Liability that is payable on demand (other than a demand made by an Intra-Group Lender in relation to any Intra-Group Liabilities to the extent that any resulting Payment would be a Permitted Intra-Group Payment);

(iv)	the making of any demand against any member of the Group or any Debtor in relation to any Guarantee Liabilities of that member of the Group or Debtor;

(v)	the exercise of any right to require any member of the Group to acquire any Liability (including exercising any put or call option against any member of the Group for the redemption or purchase of any Liability other than in connection with an asset sale offer or a change of control offer (however defined) as set out in any Debt Document and excluding any open market purchases of, or any voluntary tender offer or exchange offer for, Pari Passu Notes at a time at which no Default is continuing);

(vi)	the exercise of any right of set-off, account combination or payment netting against any member of the Group or a Debtor in respect of any Liabilities other than the exercise of any such right which, with respect to a Pari Passu Creditor, is otherwise expressly permitted under the Pari Passu Debt Documents, in each case, to the extent that the exercise of that right gives effect to a Permitted Payment; and

(vii)	the suing for, commencing or joining of any legal or arbitration proceedings against any member of the Group or a Debtor to recover any Liabilities;

(b)	the taking of any steps by a Creditor to enforce or require the enforcement of any Transaction Security (including the crystallisation of any floating charge forming part of the Transaction Security) from which it benefits;

(c)	the entering into of any composition, compromise, assignment or similar arrangement with any member of the Group or a Debtor or any Security Grantor which owes any Liabilities, or has given any Security, guarantee or indemnity or other assurance against loss in respect of any Liability (other than any action permitted under Clause 19 (Changes to the Parties) or any open market purchases of, or voluntary tender offer or exchange offer for, Pari Passu Notes at a time at which no Default is continuing); or

(d)	the petitioning, applying or voting for, or the taking of any steps (including the appointment of any liquidator, receiver, administrator, monitor or similar officer) in relation to, the winding up, dissolution, administration or reorganisation or any restructuring plan of any member of the Group, a Debtor or any Security Grantor which owes any Liabilities, or has given any Security, guarantee, indemnity or other assurance against loss in respect of any of the Liabilities, or any of the assets of such member of the Group, a Debtor or Security Grantor or any suspension of payments or moratorium of any indebtedness of any such member of the Group, or any analogous procedure or step in any jurisdiction, except that the following shall not constitute Enforcement Action:

(i)	the taking of any action falling within paragraphs (a)(ii), (iii), (iv) or (vi) or (d) above which is necessary (but only to the extent necessary) to preserve the validity, existence or priority of claims in respect of Liabilities, including the registration of such claims before any court or governmental authority and the bringing, supporting or joining of proceedings to prevent any loss of the right to bring, support or join proceedings by reason of applicable limitation periods;

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(ii)	a Creditor bringing legal proceedings against any person solely for the purpose of:

(A)	obtaining injunctive relief (or any analogous remedy outside England and Wales) to restrain any actual or putative breach of any Debt Document to which it is party;

(B)	obtaining specific performance (other than specific performance of an obligation to make a payment) with no claim for damages; or

(C)	requesting judicial interpretation of any provision of any Debt Document to which it is party with no claim for damages;

(iii)	bringing legal proceedings against any person in connection with any fraud, securities violation or securities or listing regulations;

(iv)	allegations of material misstatements or omissions made in connection with the offering materials relating to any Pari Passu Notes or in reports furnished to the Pari Passu Noteholders or any exchange on which the Pari Passu Notes are listed pursuant to the information and reporting requirements under Pari Passu Debt Documents;

(v)	any discussions or consultations between, proposals made by, any of the Pari Passu Creditors with respect to Enforcement pursuant to Clause 10 (Enforcement of Transaction Security); or

(vi)	to the extent entitled by law, the taking of action against any creditor (or any agent, trustee or receiver acting on behalf of such creditor) to challenge the basis on which any sale or disposal is to take place pursuant to powers granted to such persons under any security documentation.

“Enforcement Proceeds” means any amount paid to or otherwise realised by a Secured Party under or in connection with any Enforcement and, following the occurrence of a Distress Event, any other proceeds of, or arising from, any of the Charged Property.

“Equivalent Provision” means:

(a)	with respect to any Pari Passu Debt Document, any equivalent provision or functionally equivalent provision or term which is similar in meaning and effect to a term defined in or provision of the Loan Market Association leveraged loan facility template (senior/mezzanine) as in force on the date of this Agreement (“LMA Template”) (including Agent, Available Commitment, Borrower, Commitment, Default, Defaulting Lender, Delegate, Event of Default, Facility, Finance Document, Finance Party, Group, Guarantor, Lender, Loan, Party, Receiver, Related Fund, Revolving Facility, Revolving Facility Loan, Security, Security Agent, Secured Party, Security Document, Term Facility, Term Loan, Transaction Certificate, Transaction Documents, Transaction Security, Transaction Security Documents, Quasi-Security, Utilisation); or

(b)	with respect to a Pari Passu Notes Indenture, any equivalent provision or functionally equivalent provision or term which is similar in meaning and effect to such term or provision in any Senior Secured Convertible Notes Instrument or 2029 Notes as applicable (whichever being the closest in form); or

(c)	with respect to any Pari Passu Debt Document, any equivalent provision or functionally equivalent provision or term which is similar in meaning and effect to a term defined in or provision of the LMA Template mutatis mutandis.

“Event of Default” means any event or circumstance specified as such in a Pari Passu Notes Indenture or a Pari Passu Facility Agreement or an Equivalent Provision to any of the foregoing.

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“Existing Intercreditor Agreement” means the intercreditor agreement dated 26 June 2023 between, among others, Selina Hospitality PLC as parent, Selina Management Company UK Limited as company and Ludmilio Limited as collateral agent.

“Existing IP Transaction Security” means the Security created or evidenced or expressed to be created or evidenced under or pursuant to the Existing IP Transaction Security Documents.

“Existing IP Transaction Security Documents” means the debenture dated 30 October 2023 between the Parent, the Company and Ludmilio Limited as collateral agent.

“Fairness Opinion” means, in respect of any Enforcement, an opinion from a Financial Adviser that the proceeds to be received or recovered in connection with that Enforcement are, or will be, fair from a financial point of view taking into account all relevant circumstances, including the method of enforcement or disposal although there shall be no obligation to postpone any sale, disposal or transfer in order to achieve a higher price, which opinion is capable of being disclosed to any Creditor Representative of any Pari Passu Facility and any Pari Passu Notes Trustee.

“Final Discharge Date” means the first date on which:

(a)	all Pari Passu Liabilities have been fully and finally discharged to the satisfaction (acting reasonably) of the Creditor Representative(s) for each of the Pari Passu Lenders and the Pari Passu Noteholders, including as a result of an enforcement; and

(b)	the Pari Passu Creditors are under no further obligation to provide financial accommodation to any of the Debtors under the Pari Passu Debt Documents.

“Financial Adviser” means any:

(a)	independent internationally recognised investment bank;

(b)	independent internationally recognised accountancy firm; or

(c)	other independent internationally recognised professional services firm which is regularly engaged in providing valuations of businesses or financial assets or, where applicable, advising on competitive sales processes.

“Group” means the Parent, the Company, and any direct or indirect subsidiary designated to the Common Security Agent as a member of the Group for the purposes of this Agreement by the Creditor Representative(s) in respect of the Pari Passu Liabilities.

“Group Debtor” means each Debtor that is a member of the Group.

“Guarantee Liabilities” means, in relation to any member of the Group or any Debtor, the liabilities and obligations under the Debt Documents (present or future, actual or contingent and whether incurred solely or jointly) it may have to a Creditor (other than to a Creditor Representative in respect of Creditor Representative Amounts) or Debtor as or as a result of its being a guarantor or surety (including liabilities and obligations arising by way of guarantee, indemnity, parallel debt, contribution or subrogation and in particular any guarantee or indemnity arising under or in respect of the Debt Documents).

“Holding Company” means, in relation to a person, any other person in respect of which it is a Subsidiary.

“Insolvency Event” means, in relation to any Debtor or any Security Grantor:

(a)	that is incorporated or organised under the laws of the United States or any state of the United States (including the District of Columbia), the occurrence of a US Insolvency or Liquidation Proceedings;

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(b)	any resolution is passed or order made for the winding up, dissolution, administration or reorganisation of that member of the Group, a Debtor or Security Grantor, a moratorium is declared in relation to any indebtedness of that member of the Group, a Debtor or Security Grantor or an administrator is appointed to that member of the Group, a Debtor or Security Grantor;

(c)	any composition, compromise, assignment or arrangement is made with any of its creditors;

(d)	the appointment of any liquidator, receiver, administrative receiver, administrator, compulsory manager or other similar officer in respect of that member of the Group, a Debtor or Security Grantor or any assets of that member of the Group, a Debtor or Security Grantor;

(e)	any resolution is passed or order made for the insolvency, winding up, dissolution, administration, examination, bankruptcy or reorganisation or restructuring plan of that Debtor, member of the Group, a Debtor or Security Grantor, a moratorium is declared in relation to any indebtedness of that Debtor, member of the Group a Debtor or Security Grantor or an administrator or examiner is appointed to that Debtor, member of the Group, a Debtor or Security Grantor; or

(f)	any analogous procedure or step is taken in any jurisdiction under the corresponding applicable law, in each case which is an Event of Default.

“Instructing Group” means:

(a)	prior to the Senior Secured Convertible Notes Discharge Date, the Majority Senior Secured Convertible Notes Creditors;

(b)	thereafter but prior to the Pari Passu Discharge Date, the Majority Pari Passu Creditors; and

(c)	thereafter, the Majority Second Ranking 2029 Creditors.

“Intercreditor Amendment” means any amendment or waiver which is subject to Clause 25 (Consents, Amendments and Override).

“Intra-Group Lenders” means:

(a)	each Group Debtor; and

(b)	each member of the Group which has made a loan available to, granted credit to or made any other financial arrangement having similar effect with a Debtor and which becomes a Party as an Intra-Group Lender in accordance with the terms of Clause 19 (Changes to the Parties).

“Intra-Group Liability” means any of the Liabilities owed by any Group Debtor to any of the Intra-Group Lenders.

“Liabilities” means all present and future liabilities and obligations at any time of any Debtor to any Creditor or Common Security Agent under the Debt Documents (including by way of the grant of Security under such documents), both actual and contingent and whether incurred solely or jointly or as principal or surety or in any other capacity together with any of the following matters relating to or arising in respect of those liabilities and obligations:

(a)	any refinancing, novation, deferral or extension;

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(b)	any claim for breach of representation, warranty or undertaking or on an event of default or under any indemnity given under or in connection with any document or agreement evidencing or constituting any other liability or obligation falling within this definition;

(c)	any claim for damages or restitution; and

(d)	any claim as a result of any recovery by any Debtor of a Payment on the grounds of preference or otherwise, and any amounts which would be included in any of the above but for any discharge, non-provability, unenforceability or non-allowance of those amounts in any insolvency or other proceedings.

“Liabilities Acquisition” means, in relation to a person and to any Liabilities, a transaction where that person:

(a)	purchases by way of assignment or transfer;

(b)	enters into any sub-participation in respect of; or

(c)	enters into any other agreement or arrangement having an economic effect substantially similar to a sub-participation in respect of, the rights and benefits in respect of those Liabilities.

“Liabilities Sale” means a Debt Disposal pursuant to paragraph (e) of Clause 12.1 (Facilitation of Distressed Disposals and Appropriation).

“Majority Pari Passu Creditors” means, at any time, both of:

(a)	the Majority Senior Secured Convertible Notes Creditors; and

(b)	those Pari Passu Creditors whose Pari Passu Credit Participations at that time aggregate more than 50 per cent. of the total Pari Passu Credit Participations at that time.

“Majority Second Ranking 2029 Creditors” means, at any time, those 2029 Notes Creditors whose Second Ranking 2029 Notes Participations at that time aggregate more than 50 per cent. of the total Second Ranking 2029 Notes Participation at that time.

“Majority Senior Secured Convertible Notes Creditors” means, at any time “Lenders” and/or “Noteholders” (howsoever described) holding Senior Secured Convertible Notes whose Pari Passu Credit Participations at that time aggregate more than 50 per cent. of the total Pari Passu Credit Participations under the Senior Secured Convertible Notes at that time.

“Non-Cash Consideration” means consideration in a form other than cash.

“Non-Cash Recoveries” means:

(a)	any proceeds of a Distressed Disposal or a Debt Disposal; or

(b)	any amount distributed to the Common Security Agent pursuant to Clause 8.2 (Turnover by Creditors), which are, or is, in the form of Non-Cash Consideration.

“Non-Distressed Disposal” has the meaning given to that term in Clause 11.1 (Definitions).

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“Notes Escrow Security” means the Security created or evidenced or expressed to be created or evidenced by a Debtor or a member of the Group under or pursuant to the Notes Escrow Security Documents which is released or otherwise discharged upon the proceeds of the issuance of Pari Passu Notes being made freely available to a Debtor or member of the Group.

“Notes Escrow Security Documents” means each document pursuant to which Security is granted by a Debtor or a member of the Group over Notes Escrow Security Property.

“Notes Escrow Security Property” means funds held pursuant to customary escrow arrangements (and/or rights over or with respect to any escrow account into which such funds are paid and all associated rights in relation thereto) prior to such funds being made freely available to a Debtor or a member of the Group following satisfaction of all conditions to release of such funds from such escrow arrangements in consideration for the issuance of Pari Passu Notes as permitted by this Agreement and the then existing Pari Passu Debt Documents.

“Other Liabilities” means, in relation to a member of the Group or a Debtor, any liabilities and obligations (present, future, actual or contingent, in any capacity and including trading liabilities) (not being Borrowing Liabilities or Guarantee Liabilities) it may have to a Creditor Representative, a Security Grantor, an Intra-Group Lender or Debtor.

“Parallel Debt” has the meaning given to that term in paragraph (a) of Clause 17.3 (Parallel Debt (Covenant to Pay the Common Security Agent)).

“Pari Passu 2029 Notes Liabilities” means the 2029 Notes Liabilities constituting obligations to pay the 2029 Notes PIK Interest (only).

“Pari Passu Credit Participation” means, in relation to a Pari Passu Noteholder or a Pari Passu Lender, the aggregate of:

(a)	its aggregate Pari Passu Facility Commitments, if any;

(b)	the aggregate outstanding principal amount of the Pari Passu Notes held by it, if any; and

(c)	to the extent not falling within paragraphs (a) or (b) above, the aggregate outstanding principal amount of any Pari Passu Liabilities in respect of which it is the creditor, if any.

“Pari Passu Creditors” means:

(a)	an Original Lender in respect of Pari Passu Liabilities;

(b)	each Creditor Representative in relation to any Pari Passu Noteholder and Pari Passu Lender, each Pari Passu Noteholder and each Pari Passu Lender in respect of Pari Passu Liabilities; and

(c)	(unless the context requires otherwise) the Common Security Agent in its capacity as creditor in respect of the Parallel Debt attributable to the Pari Passu Liabilities.

“Pari Passu Debt Documents” means:

(a)	each Senior Secured Convertible Notes Instrument and each “Transaction Document” referred to therein;

(b)	each Pari Passu Facility Agreement and each other “Finance Document” or “Loan Document” (as the case may be) under and as defined therein;

(c)	the 2029 Notes Indenture;

(d)	each Pari Passu Notes Indenture; and

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(e)	each other document or instrument entered into between any member of the Group and a Pari Passu Creditor setting out the terms of any credit facility, notes, indenture or debt security which creates or evidences any Pari Passu Liabilities.

“Pari Passu Discharge Date” means the first date on which:

(a)	all Pari Passu Liabilities have been fully and finally discharged to the satisfaction (acting reasonably) of the Creditor Representative(s) for each of the Pari Passu Lenders and the Pari Passu Noteholders, including as a result of an enforcement; and

(b)	the Pari Passu Creditors are under no further obligation to provide financial accommodation to any of the Debtors under the Pari Passu Debt Documents.

“Pari Passu Facility” means any credit facility made available to any member of the Group where any:

(a)	agent of the lenders in respect of the credit facility becomes a Party as a Creditor Representative; and

(b)	lender in respect of the credit facility has become a Party as a Pari Passu Lender, in each case in respect of that credit facility and pursuant to Clause 19.7 (Accession of Creditors).

“Pari Passu Facility Agreements” means each facility agreement setting out the terms of any credit facility which creates or evidences the terms applicable to any Pari Passu Liabilities.

“Pari Passu Facility Commitment” means each “Commitment” under and as defined in any Pari Passu Facility Agreement.

“Pari Passu Lender” means each “Lender” under and as defined in any relevant Pari Passu Facility Agreement.

“Pari Passu Liabilities” means the Liabilities owed by the Debtors and any Security Grantor:

(a)	under or in connection with the Senior Secured Convertible Notes to the relevant Pari Passu Creditors thereunder; and

(b)	under or in connection with any other Pari Passu Debt Documents to any Pari Passu Creditors and in the case of the 2029 Notes Debt Documents, includes only the Pari Passu 2029 Notes Liabilities and does not include the Second Ranking 2029 Notes Liabilities.

“Pari Passu Noteholder” means any holder (however defined) from time to time of any Pari Passu Notes.

“Pari Passu Notes” means any senior secured notes issued or to be issued by a member of the Group under a Pari Passu Notes Indenture.

“Pari Passu Notes Indenture” means any note indenture setting out the terms of any debt security which creates or evidences the terms applicable to any Pari Passu Liabilities.

“Pari Passu Notes Trustee” means:

(a)	the 2029 Notes Trustee; and

(b)	any other note trustee in respect of Pari Passu Notes which has acceded to this Agreement as a Creditor Representative pursuant to Clause 19.7 (Accession of Creditors).

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“Party” means a party to this Agreement.

“Payment” means, in respect of any Liabilities (or any other liabilities or obligations), a payment, prepayment, repayment, redemption, defeasance or discharge of those Liabilities (or other liabilities or obligations).

“Permitted 2029 Notes Payments” means the Payments permitted by Clause 4.3 (Permitted Payments: 2029 Notes Liabilities).

“Permitted Intra-Group Payments” means the Payments permitted by Clause 6.2 (Permitted Payments: Intra-Group Liabilities).

“Permitted Pari Passu Payments” means the Payments permitted by Clause 3.2 (Payments).

“Permitted Payment” means a Permitted Intra-Group Payment, a Permitted Pari Passu Payment or a Permitted 2029 Notes Payment.

“Primary Creditors” means the Pari Passu Creditors.

“Prior Ranking Transaction Security” means, in respect of any Second Ranking Transaction Security, any Transaction Security granted over the same Charged Property which ranks ahead of that Second Ranking Transaction Security.

“Priority Discharge Date” means the first date on which the Senior Secured Convertible Notes Discharge Date has occurred.

“Property” of a member of the Group, a Debtor or a Security Grantor means:

(a)	any asset of that member of the Group, that Debtor or that Security Grantor;

(b)	any Subsidiary of that member of the Group, that Debtor or that Security Grantor; and

(c)	any asset of any such Subsidiary.

“Receiver” means a receiver or receiver and manager or administrative receiver or other similar officer of the whole or any part of the Charged Property.

“Relevant 2029 Notes Event of Default” has the meaning given to that term in Clause 4.13 (Permitted Enforcement: 2029 Notes Creditors).

“Relevant First Ranking Transaction Security” means any Transaction Security granted by the Debtors or Security Grantors, other than the Second Ranking Transaction Security.

“Relevant First Ranking Transaction Security Beneficiaries” means the Secured Parties which are beneficiaries of the Relevant First Ranking Transaction Security.

“Relevant Liabilities” means:

(a)	in the case of a Creditor, the Liabilities owed to Creditors ranking (in accordance with the terms of this Agreement) pari passu with or in priority to that Creditor (as the case may be); and

(b)	in the case of a Debtor or a Security Grantor, the Liabilities owed to the Creditors; and in each case together with all present and future liabilities and obligations, actual and contingent, of the Debtors to the Common Security Agent.

“Second Ranking 2029 Notes Liabilities” means the 2029 Notes Liabilities other than the Pari Passu 2029 Notes Liabilities.

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“Second Ranking 2029 Notes Participation” means, in relation to a 2029 Notes Creditor, the aggregate of:

(a)	the aggregate outstanding principal amount of the 2029 Notes held by it (other than any such Notes issued in connection with payment in kind interest mechanics), if any; and

(b)	to the extent not falling within paragraphs (a) above, the aggregate outstanding principal amount of any Second Ranking 2029 Notes Liabilities in respect of which it is the creditor, if any.

“Second Ranking Transaction Security” means all Security which is expressed to be second ranking (or any other lower ranking, such ranking to be determined on the basis of the chronological order in which such security is taken) and which is granted by a member of the Group or a Security Grantor to secure Liabilities that are or are intended to be Secured Obligations over any Charged Property subject to a Prior Ranking Transaction Security in accordance with Clause 25.12 (Second Ranking Transaction Security).

“Secured Obligations” means all the Liabilities and all other present and future liabilities and obligations at any time due, owing or incurred, in each case by any Debtor to any Secured Party under the Pari Passu Debt Documents (including to the Common Security Agent under the Parallel Debt pursuant to Clause 17.3 (Parallel Debt (Covenant to Pay the Common Security Agent)) to the extent permitted under applicable law), both actual and contingent and whether incurred solely or jointly and as principal or surety or in any other capacity.

“Secured Parties” means the Common Security Agent, any Receiver or Delegate and each of the Pari Passu Creditors from time to time but, in the case of each such Pari Passu Creditor, only if it (or, in the case of a Pari Passu Noteholder, its Creditor Representative) is a Party or has acceded to this Agreement in the appropriate capacity pursuant to Clause 19.8 (Creditor/Creditor Representative Accession Undertaking).

“Security” means a mortgage, charge, pledge, lien, assignment or transfer for security purposes, retention of title arrangement, mandate to create a mortgage or a pledge over business assets or other security interest securing any obligation of any person or any other agreement or arrangement having a similar effect.

“Security Grantor” means any person that becomes a Party as a Security Grantor in accordance with Clause 19.9 (New Debtor and New Security Grantor).

“Security Property” means:

(a)	the Transaction Security expressed to be granted in favour of the Common Security Agent as trustee and/or agent for the Secured Parties (or pursuant to any joint and several creditorship or other similar or equivalent structure or parallel debt provisions set out in Clause 17.3 (Parallel Debt (Covenant to Pay the Common Security Agent)) or, as the case may be, to the Secured Parties identified in the relevant Transaction Security Document) for the benefit of the Secured Parties and all proceeds of that Transaction Security;

(b)	all obligations expressed to be undertaken by a Debtor to pay amounts in respect of the Liabilities to the Common Security Agent as trustee and/or agent for the Secured Parties and secured by the Transaction Security, together with all representations and warranties expressed to be given by a Debtor or a Security Grantor in favour of the Common Security Agent as trustee and/or agent for the Secured Parties;

(c)	the Common Security Agent’s interest in any trust fund in any amounts to be applied for the benefit only of the Secured Parties created pursuant to Clause 8.2 (Turnover by Creditors); and

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(d)	any other amounts or property, whether rights, entitlements, choses in action or otherwise, actual or contingent, which the Common Security Agent is required by the terms of the Pari Passu Debt Documents to hold as agent and trustee on trust for (or as agent, common representative or otherwise for the benefit of) the Secured Parties.

“Senior Secured Convertible Notes Creditors” means the Pari Passu Creditors in respect of the Senior Secured Convertible Notes.

“Senior Secured Convertible Note Instrument (June 23)” mean the secured convertible promissory note instrument dated 26 June 2023 (as amended from time to time) between Selina Management UK Limited, the lenders referred to therein, the guarantors referred to therein and Ludmilio Limited as collateral agent.

“Senior Secured Convertible Note Instrument (July 23)” mean the secured convertible promissory note instrument dated 31 July 2023 (as amended from time to time) between, amongst others, Selina Hospitality PLC and Osprey Investments Limited as lender.

“Senior Secured Convertible Note Instrument (December 23)” mean the secured convertible promissory note instrument dated on or about the date hereof (as amended from time to time) between Selina Management UK Limited, the lenders referred to therein, the guarantors referred to therein and Ludmilio Limited as collateral agent.

“Senior Secured Convertible Notes” means:

(a)	the 11,111,111 convertible notes issued by Selina Management UK Limited pursuant to the Senior Secured Convertible Note Instrument (June 23);

(b)	the 4,444,444 convertible notes issued by Selina Management UK Limited pursuant to the Senior Secured Convertible Note Instrument (July 23);

(c)	the convertible note issued by Selina Hospitality PLC pursuant to the Senior Secured Convertible Note Instrument (December 23); and

(d)	any other Pari Passu Notes designated to the Common Security Agent as “Senior Secured Convertible Notes” for the purposes of this Agreement by the Majority Senior Secured Convertible Notes Creditors.

“Senior Secured Convertible Notes Instrument” means:

(a)	the Senior Secured Convertible Note Instrument (June 23);

(b)	the Senior Secured Convertible Note Instrument (July 23);

(c)	the Senior Secured Convertible Note Instrument (December 23); and

(d)	any other Pari Passu Notes Indenture governing the terms of any Senior Secured Convertible Notes.

“Senior Secured Convertible Notes Discharge Date” means the first date on which:

(a)	all Liabilities owed by the Debtors to the Senior Secured Convertible Notes Creditors under the Senior Secured Convertible Notes Documents have been fully and finally discharged to the satisfaction (acting reasonably) of the Common Security Agent; and

(b)	the Senior Secured Convertible Notes Creditors are under no further obligation to provide financial accommodation to any of the Debtors under the Senior Secured Convertible Notes Documents.

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“Senior Secured Convertible Notes Documents” means the Pari Passu Debt Documents governing the terms of the Senior Secured Convertible Notes (including each Senior Secured Convertible Notes Instrument and each “Transaction Document”, “Loan Document” or “Finance Document” (howsoever described) referred to therein).

“Senior Secured Convertible Notes Liabilities” means the Liabilities owed by the Debtors and any Security Grantors to the Senior Secured Convertible Notes Creditors under or in connection with the Senior Secured Convertible Notes Documents.

“Spot Rate of Exchange” means the rate determined by the Common Security Agent as the spot rate for the purchase by such person of such currency with another currency through its principal foreign exchange trading office at approximately 11:00 a.m. (London time) on the date two Business Days prior to the date as of which the foreign exchange computation is made; provided that the Common Security Agent may obtain such spot rate from another financial institution designated by the Common Security Agent if the Common Security Agent does not have as of the date of determination a spot buying rate for any such currency.

“Subsidiary” means, with respect to any person, any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of Capital Stock or other interests (including partnership interests) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, general partners or trustees thereof is at the time owned or controlled, directly or indirectly, by (i) such person; (ii) such person and one or more Subsidiaries of such person; or (iii) one or more Subsidiaries of such person.

“Tax” means any tax, levy, impost, duty or other charge or withholding of a similar nature (including any penalty or interest payable in connection with any failure to pay or any delay in paying any of the same).

“Transaction Security” means the Security created or evidenced or expressed to be created or evidenced under or pursuant to the Transaction Security Documents.

“Transaction Security Documents” means:

(a)	the Existing IP Transaction Security Documents;

(b)	any document, other than the Notes Escrow Security Documents, entered into by any Debtor or Security Grantor creating or expressed to create any Security in respect of the obligations of any of the Debtors under the Pari Passu Debt Documents which has been designated in writing to the Common Security Agent as a “Transaction Security Document” for the purposes of this Agreement by the Majority Pari Passu Creditors or the Majority Senior Secured Convertible Notes Creditors (as applicable); and

(c)	any other document under which Security is granted under any covenant for further assurance in any of the documents referred to in the preceding paragraphs.

“US Insolvency or Liquidation Proceedings” means any of the following under a Debtor Relief Law:

(a)	the commencement of any voluntary or involuntary bankruptcy or insolvency proceeding with respect to the Company or any other member of the Group;

(b)	the appointment of or taking possession by a receiver, interim receiver, receiver and manager, (preliminary) insolvency receiver, liquidator, sequestrator, trustee or other custodian for all or a substantial part of the property of the Company or any other member of the Group;

(c)	except as expressly permitted under the Pari Passu Debt Documents, any liquidation, administration (or appointment of an administrator), dissolution, reorganization or winding up of the Company or any other member of the Group whether voluntary or involuntary and whether or not involving insolvency or bankruptcy; or

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(d)	any general assignment for the benefit of creditors or any other marshalling of assets and liabilities of the Company or any other member of the Group, in each case, that is not discharged, stayed or dismissed within 60 days of commencement.

“US” means the United States of America.

“US Bankruptcy Law” means the United States Bankruptcy Code of 1978 and any other US federal or state bankruptcy, insolvency or similar law, including without limitation, any other liquidation, conservatorship, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, suspension of payments, reorganization or similar debtor relief laws of the US from time to time in effect and affecting the rights of creditors generally.

“US Insolvency or Liquidation Proceeding” means:

(a)	any case commenced by or against any member of the Group under the Bankruptcy Code or any other US Bankruptcy Law, or any other proceeding for the reorganization, recapitalization or adjustment or marshalling of the assets or liabilities of any member of the Group, any receivership or assignment for the benefit of creditors relating to any member of the Group or any similar case or proceeding relative to any member of the Group or its creditors, as such, in each case whether or not voluntary, in each case arising under the laws of the US or any State thereof or the District of Columbia, provided that, in the case of any involuntary case or other proceeding, such case or other proceeding shall continue undismissed for 60 days or an order or decree approving or ordering any of the foregoing shall be entered;

(b)	any liquidation, dissolution, marshalling of assets or liabilities or other winding up of or relating to any member of the Group, in each case whether or not voluntary and whether or not involving bankruptcy or insolvency, in each case to the extent not permitted under the Debt Documents, and arising under the laws of the US or any State thereof or the District of Columbia;

(c)	any proceeding under the laws of the US or any State thereof or the District of Columbia seeking the appointment of any trustee, receiver, liquidator, custodian or other insolvency official with similar powers with respect to any member of the Group or any of its assets; or

(d)	any other proceeding of any type or nature under the laws of the US or any State thereof or the District of Columbia in which substantially all claims of creditors of any member of the Group are determined and any payment or distribution is or may be made on account of such claims.

“VAT” means:

(a)	any tax imposed in compliance with the Council Directive of 28 November 2006 on the common system of value added tax (EC Directive 2006/112); and

(b)	any other tax of a similar nature, whether imposed in a member state of the European Union in substitution for, or levied in addition to, such tax referred to in paragraph (a) above, or imposed elsewhere.

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1.2	Construction

(a)	Unless a contrary indication appears, a reference in this Agreement to:

(i)	any “Common Security Agent”, “Creditor”, “Creditor Representative”, “Debtor”, “Intra-Group Lender”, “Pari Passu Creditor”, “Pari Passu Lender”, “Pari Passu Noteholder”, “Pari Passu Notes Trustee”, “Party” or “Security Grantor” shall be construed to be a reference to it (or them) in its (or their) capacity as such and not in any other capacity;

(ii)	any “Common Security Agent”, “Creditor”, “Creditor Representative”, “Debtor”, “Party”, “Security Grantor” or any other person shall be construed so as to include its successors in title and the permitted assignees and permitted transferees of its rights and/or obligations under the Debt Documents and, in the case of the Common Security Agent, any person for the time being appointed as the Common Security Agent in accordance with this Agreement;

(iii)	an “amount” includes an amount of cash and an amount of Non-Cash Consideration;

(iv)	“assets” includes present and future properties, revenues and rights of every description;

(v)	a “Debt Document” or any other agreement or instrument is (other than a reference to a “Debt Document” or any other agreement or instrument in “original form”) a reference to that Debt Document, or other agreement or instrument, as amended, novated, supplemented, extended or restated as permitted by this Agreement;

(vi)	“enforcing” (or any derivation) the Transaction Security includes:

(A)	the appointment of an administrator (or any analogous officer in any jurisdiction) of a Debtor or a Security Grantor by the Common Security Agent;

(B)	the making of a demand under paragraph (a) of Clause 17.3 (Parallel Debt (Covenant to Pay the Common Security Agent)) by the Common Security Agent;

(vii)	a “group of Creditors” includes all the Creditors, a “group of Pari Passu Creditors” includes all the Pari Passu Creditors;

(viii)	“including” means including without limitation and shall not be construed as being by way of example or emphasis only and shall not be construed, nor take effect, as limiting the generality of any preceding word(s) and “includes”, “include” and “included” shall be construed accordingly; and

(ix)	“indebtedness” includes any obligation (whether incurred as principal, guarantor, surety or otherwise) for the payment or repayment of money, whether present or future, actual or contingent;

(x)	the “original form” of a “Debt Document” or any other agreement or instrument is a reference to that Debt Document, agreement or instrument as originally entered into;

(xi)	a “person” includes any individual, firm, company, corporation, government, state or agency of a state or any association, trust, joint venture, consortium, partnership or other entity (whether or not having separate legal personality);

(xii)	“proceeds” of a Distressed Disposal or of a Debt Disposal includes proceeds in cash and in Non-Cash Consideration;

(xiii)	a “regulation” includes any regulation, rule, official directive, request or guideline (whether or not having the force of law, but if not having force of law which are binding or customarily complied with) of any governmental, intergovernmental or supranational body, agency, department or of any regulatory, self-regulatory or other authority or organisation; and

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(xiv)	a provision of law is a reference to that provision as amended or re-enacted.

(b)	Section, Clause and Schedule headings are for ease of reference only.

(c)	A Default (other than an Event of Default) is “continuing” if it has not been remedied or waived and an Event of Default is “continuing” if it has not been waived in writing by the Common Security Agent.

(d)	In determining whether any Liabilities have been fully and finally discharged, the relevant Creditor Representative (and, if applicable, the Common Security Agent) will disregard contingent liabilities (such as the risk of claw back flowing from a preference) except to the extent the relevant Creditor Representative (or, if applicable, the Common Security Agent) reasonably believes (after taking such legal advice as it considers appropriate) that there is a reasonable likelihood that those liabilities will become actual liabilities.

(e)	Any requirement that a Consent be given under this Agreement means that such Consent is to be given in writing, which for the purposes of this Agreement will be deemed to include any instructions, waivers or Consents provided through any applicable clearance system in accordance with the terms of the relevant Debt Document.

(f)	If a defined term used in this Agreement is defined for the purposes of this Agreement by reference to another document, instrument or agreement and that document, instrument or agreement does not then exist, or such defined term is not defined in that document, instrument or agreement, then any references to that defined term in this Agreement shall be ignored until such document, instrument or agreement exists and/or such term is defined.

(g)	Where a defined term in Clause 1.1 (Definitions) of this Agreement is expressed to have the meaning given to a term in another Debt Document, such Debt Document shall (to the extent that there is a corresponding or equivalent concept therein) be deemed to define that term for the purposes of that Debt Document in the same manner as contemplated by Clause 1.1 (Definitions) of this Agreement.

(h)	References to a Creditor Representative acting on behalf of the Pari Passu Creditors for which it is the Creditor Representative means such Creditor Representative acting on behalf of the Pari Passu Creditors for which it is the Creditor Representative with the consent of the proportion of such Pari Passu Creditors required under and in accordance with the applicable Pari Passu Debt Documents (provided that if the relevant Pari Passu Debt Documents do not specify a voting threshold for a particular matter, the threshold will be a simple majority of the outstanding principal amount under those Pari Passu Debt Documents (excluding any Pari Passu Liabilities beneficially owned by a member of the Group)). Where any applicable Pari Passu Debt Document requires the Consent of the Pari Passu Creditors (or any group of Pari Passu Creditors or a single Pari Passu Creditor) in respect of any action to be taken by their Creditor Representative under this Agreement that Creditor Representative will be entitled to seek instructions from those Pari Passu Creditors, that group of Pari Passu Creditors or that single Pari Passu Creditor.

(i)	Each party to this Agreement intends it to take effect as a deed (even though a party may only execute this Agreement under hand).

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(j)	Notwithstanding anything to the contrary, where any provision of this Agreement refers to or otherwise contemplates any consent, approval, release, waiver, agreement, notification or other step or action (each an “Action”) which may be required from or by any person:

(i)	which is not a Party at such time;

(ii)	in respect of any agreement which is not in existence at such time;

(iii)	in respect of any indebtedness which has not been committed or incurred (or an agreement in relation thereto) at such time; or

(iv)	in respect of Liabilities or Creditors (or other persons) for which the relevant discharge date has occurred at or prior to such time or concurrently with any Action coming into effect,

unless otherwise agreed or specified by the Parent, that consent, approval, release, waiver, agreement, notification or other step or action shall not be required (or be required from any person that is a party thereto) and no such provision shall, or shall be construed so as to, in any way prohibit or restrict the rights or actions of any member of the Group. Further, for the avoidance of doubt, no references to any agreement which is not in existence (or under which debt obligations have not been actually incurred by a member of the Group) shall, or shall be construed so as to, in any way prohibit or restrict the rights or actions of any member of the Group (and no consent, approval, release, waiver, agreement, notification or other step or action shall be required from any party thereto).

(k)	Until the relevant proceeds are released from such escrow, the provisions of this Agreement shall not apply to or create any restriction in respect of any escrow arrangement to which the proceeds of any Pari Passu Notes are subject and this Agreement shall not govern the rights and obligations of the Pari Passu Noteholders concerned until such proceeds are released from such escrow arrangement in accordance with its terms.

(l)	Any references to terms that are defined in any Debt Document (the “Defined Term”) shall include not only the definition but also terms or mechanics pursuant to which such Defined Term is interpreted under such Debt Document.

(m)	References to any Creditors (or any class, group or percentage of any Creditors (including, for the avoidance of doubt, unanimity)) giving any Consent under this Agreement means (in each case) doing so acting through the applicable Creditor Representative, if any, or, as applicable, the Common Security Agent.

(n)	Any reference to any requirement for any person to accede to this Agreement shall be construed as a reference to such person executing and delivering to the Common Security Agent a Debtor/Security Grantor Accession Deed or (as the case may be) a Creditor/Creditor Representative Accession Undertaking, provided that in connection with any accession of any Pari Passu Notes Trustee, the Common Security Agent is authorised to make such changes to the terms of this Agreement relating to the rights and duties of any Pari Passu Notes Trustee and any other Party as are jointly required by such Pari Passu Notes Trustee and the Parent without the consent of any other Party, in each case provided that such changes would not be materially prejudicial to the interests of the other applicable Parties and that the Common Security Agent will agree to such changes upon having obtained instructions in accordance with paragraph (b) of Clause 17.4 (Instructions).

(o)	Subject to any restrictions on the incurrence of subordinated indebtedness in any Debt Document, nothing in this Agreement shall restrict the Parent, any Party, any member of the Group (or, in each case, any Holding Company or Affiliate thereof), and the Creditors (or any of them) agreeing the ranking of their respective claims and any other intercreditor arrangements among themselves in documentation separate to this Agreement and entered into solely between such parties (or on their behalf by a Creditor Representative).

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(p)	References in this Agreement to the Creditor Representative in relation to the Pari Passu Creditors under the Senior Secured Convertible Notes, in the absence of such Creditor Representative, shall be deemed to refer to the Pari Passu Creditors themselves.

(q)	By authorising its 2029 Notes Trustee or other Creditor Representative to enter into this Agreement, each Holder as defined in the 2029 Notes Indenture agrees to be bound by and comply with the terms of this Agreement.

1.3	Third Party Rights

(a)	Unless expressly provided to the contrary in this Agreement, a person who is not a Party has no right under the Contracts (Rights of Third Parties) Act 1999 (the “Third Parties Act”) to enforce or to enjoy the benefit of any term of this Agreement.

(b)	Notwithstanding any term of this Agreement, the consent of any person who is not a Party is not required to rescind or vary this Agreement at any time.

(c)	Any Receiver, Delegate or any other person described in paragraph (b) of Clause 17.12 (Exclusion of Liability) may, subject to this Clause 1.3 and the Third Parties Act, rely on any Clause of this Agreement which expressly confers rights on it.

(d)	The Third Parties Act shall apply to this Agreement in respect of any Pari Passu Noteholder. For the purposes of paragraph (b) above and this paragraph (d), upon any person becoming a Pari Passu Noteholder, such person shall be deemed to be a Party and shall be bound by the provisions of this Agreement and be deemed to receive the benefits of this Agreement, and be subject to the terms and conditions hereof, as if such person were a Party hereto.

1.4	Debtor and Security Provider Agent

(a)	Each Debtor (other than the Parent) by its execution of this Agreement or a Debtor/Security Grantor Accession Deed irrevocably appoints the Parent (acting through one or more authorised signatories) to act on its behalf as its agent in relation to the Debt Documents and irrevocably authorises:

(i)	the Parent on its behalf to supply all information concerning itself contemplated by this Agreement to the Secured Parties and to give all notices and instructions to make such agreements and to effect the relevant amendments, supplements and variations capable of being given, made or effected by any Debtor notwithstanding that they may affect the Debtor, without further reference to or the consent of that Debtor; and

(ii)	each Secured Party to give any notice, demand or other communication to that Debtor pursuant to the Debt Documents to the Parent,

and in each case each Debtor shall be bound as though the Debtor itself had given the notices and instructions or executed or made the agreements or effected the amendments, supplements or variations, or received the relevant notice, demand or other communication.

(b)	Every act, omission, agreement, undertaking, settlement, waiver, amendment, supplement, variation, notice or other communication given or made by the Parent or given to the Parent under any Debt Document on behalf of another Debtor or in connection with any Debt Document (whether or not known to any other Debtor and whether occurring before or after such other Debtor became a Debtor under any Debt Document) shall be binding for all purposes on that Debtor as if that Debtor had expressly made, given or concurred with it. In the event of any conflict between any notices or other communications of the Parent and any other Debtor, those of the Parent shall prevail.

1.5	Limited Role

The Existing Security Agent and Selina PLC are entering into this Agreement solely for the purposes of giving effect to Clause 27 (Amendments to Existing Arrangements).

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Section 2

Ranking and Pari Passu Creditors

2.	Ranking and Priority

2.1	Primary Creditor Liabilities

Each of the Parties agrees that the Liabilities owed by the Debtors to the Primary Creditors shall rank in right and priority of payment in the following order and the Liabilities listed in paragraph (b) are postponed and subordinated to any prior ranking Liabilities as follows:

(a)	first, the Pari Passu Liabilities pari passu and without any preference between them (save to the extent as otherwise agreed between the Pari Passu Creditors); and

(b)	second, the Second Ranking 2029 Notes Liabilities.

2.2	Transaction Security

Each of the Parties agrees that the Transaction Security shall rank and secure the following Liabilities (but only to the extent that such Transaction Security is expressed to secure those Liabilities) in the following order:

(a)	first, the Pari Passu Liabilities (which, for the avoidance of doubt does not include the Second Ranking 2029 Notes Liabilities) pari passu and without any preference between them (save to the extent as otherwise agreed between the relevant Creditors); and

(b)	second, the Second Ranking 2029 Notes Liabilities.

2.3	Intra-Group Liabilities

(a)	Each of the Parties agrees that Intra-Group Liabilities are, subject to the terms of this Agreement, postponed and subordinated to the Liabilities owed by the Debtors to the Pari Passu Creditors and the 2029 Notes Creditors in respect of the Second Ranking 2029 Notes Liabilities.

(b)	This Agreement does not purport to rank any of the Intra-Group Liabilities as between themselves.

2.4	Creditor Representative Amounts

Subject to Clause 15 (Application of Proceeds) where applicable, nothing in this Agreement will prevent payment by any Debtor, Security Grantor or member of the Group of the Creditor Representative Amounts or the receipt and retention of any Creditor Representative Amounts by the relevant Creditor Representative(s).

2.5	Additional and/or Refinancing Debt

(a)	The Creditors acknowledge that the Debtors (or any of them) may, in accordance with the terms of the Pari Passu Debt Documents, wish to:

(i)	incur incremental Borrowing Liabilities and/or Guarantee Liabilities in respect of incremental Borrowing Liabilities; or

(ii)	refinance or replace Borrowing Liabilities and/or incur Guarantee Liabilities in respect of any such refinancing or replacement of Borrowing Liabilities, which in any such case is intended to rank pari passu with any other Liabilities and/or share pari passu in any Transaction Security and/or to rank behind any other Liabilities and/or to share in any Transaction Security behind any such other Liabilities.

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(b)	The Creditors each confirm and undertake that, if and to the extent a financing, refinancing or replacement referred to in paragraph (a) above and such ranking and such Transaction Security is not prohibited by the terms of the Pari Passu Debt Documents at such time, they will (at the cost of the Debtors) co-operate with the Parent and the Debtors with a view to enabling and facilitating such financing, refinancing or replacement and such sharing in the Transaction Security to take place in a timely manner. In particular, but without limitation, each of the Secured Parties hereby authorises and directs each of their respective Creditor Representatives and the Common Security Agent to execute any amendment to this Agreement and such other Debt Documents required by Parent to reflect, enable and/or facilitate any such arrangements to the extent such financing, refinancing, replacement and/or sharing is not prohibited by the Pari Passu Debt Documents to which it they are party.

3.	Pari Passu Creditors and Pari Passu Liabilities

3.1	Override

Any references in this Clause 3 to Pari Passu Debt Documents, Pari Passu Liabilities and Pari Passu Creditors shall exclude the 2029 Notes Debt Documents, the 2029 Notes Liabilities and the 2029 Notes Creditors. Clause 4 (2029 Notes Creditors and 2029 Notes Liabilities) below governs the terms of such Debt Documents, Liabilities and Creditors.

3.2	Payments

(a)	Subject to paragraphs (b) and (c)below, the Debtors may make Payments of the Pari Passu Liabilities at any time in accordance with, and subject to the provisions of, the Pari Passu Debt Documents.

(b)	Following the occurrence of an Acceleration Event, no member of the Group may make Payments of the Pari Passu Liabilities except from Enforcement Proceeds or other amounts paid to the Common Security Agent which, in each case, are then distributed in accordance with Clause 15 (Application of Proceeds) (other than any distribution or dividend out of any Debtor’s unsecured assets (pro rata to each unsecured creditor’s claim) made by a liquidator, administrator, compulsory manager or other similar officer appointed in respect of any Debtor or any of its assets or as agreed by each Creditor Representative of the Pari Passu Liabilities).

(c)	Notwithstanding any provision of this Agreement to the contrary and without limiting Clause 8.3 (Permitted Assurances and Receipts), nothing in this Agreement shall limit, impede or restrict:

(i)	any rights or remedies of any Pari Passu Creditor other than a 2029 Notes Creditor, including under Pari Passu Debt Documents (other than the 2029 Notes Debt Documents), in respect of obligations and liabilities (past, present, future, actual or contingent) secured on or by assets that are not subject to the Transaction Security; nor

(ii)	any Debtor, Security Grantor or member of the Group from making payments (in cash or in kind) or otherwise complying with the terms of any Security, guarantee, assurance against loss or Security document or financing document (including Pari Passu Debt Documents (other than the 2029 Notes Debt Documents)), evidencing the same in respect of assets that are not subject to the Transaction Security.

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3.3	Amendments and Waivers: Pari Passu Creditors

The Pari Passu Creditors may amend or waive the terms of the Pari Passu Debt Documents in accordance with their terms (and subject to any consent required under them) at any time.

3.4	Security: Pari Passu Creditors

Subject to paragraph (c) of Clause 3.2 (Payments) and Clause 8.3 (Permitted Assurances and Receipts), the Pari Passu Creditors may only take, accept or receive the benefit of:

(a)	any Security in respect of the Pari Passu Liabilities from the Debtors, any member of the Group or any Security Grantor in addition to the Transaction Security if it (1) is Notes Escrow Security or (2) is permitted under the terms of the Pari Passu Debt Documents and to the extent legally possible it is, at the same time, also offered either:

(i)	to the Common Security Agent as trustee and/or agent for the other Pari Passu Creditors in respect of their Liabilities; or

(ii)	in the case of any jurisdiction in which effective Security cannot be granted in favour of the Common Security Agent as trustee and/or agent for the Pari Passu Creditors:

(A)	to the other Pari Passu Creditors in respect of their Liabilities; or

(B)	to the Common Security Agent under a parallel debt, joint and several creditorship or other similar or equivalent structure for the benefit of the other Pari Passu Creditors in respect of their Liabilities, and (subject to the terms of this Agreement) ranks in the same order of priority as that contemplated in Clause 2.2 (Transaction Security); and

(b)	any guarantee, indemnity or other assurance against loss from any member of the Group or any Debtor in respect of the Pari Passu Liabilities in addition to those in:

(i)	the original form of the Senior Secured Convertible Notes Instruments (or in any other Pari Passu Facility Agreement or any Pari Passu Notes Indenture where the relevant guarantee, indemnity or other assurance against loss is an Equivalent Provision to that in the original form of the Senior Secured Convertible Notes Instruments); or

(ii)	any Common Assurance,

if it (I) is permitted under the terms of the Pari Passu Debt Documents and (II) to the extent legally possible is, at the same time, also offered to the other Pari Passu Creditors in respect of their respective Liabilities and (subject to the terms of this Agreement) ranks in the same order of priority as that contemplated in Clause 2 (Ranking and Priority).

3.5	Restriction on Enforcement: Pari Passu Creditors

No Pari Passu Creditor may take any Enforcement Action under paragraphs (b), (c) or (d) of that definition without the prior written consent of the Instructing Group.

3.6	Issue or Borrowing of Pari Passu Notes or Pari Passu Facilities

Until the Final Discharge Date, the Debtors shall not (and shall procure that no other member of the Group will) enter into any Pari Passu Debt Document, borrow any Pari Passu Facility, issue any Pari Passu Notes or allow any Pari Passu Liabilities that are, in each case, secured on or by the Transaction Security to remain outstanding unless:

(a)	each issuer, borrower and guarantor of the relevant Pari Passu Liabilities and each Pari Passu Creditor (if not already a Party in such capacity) becomes a Party in accordance with Clause 19 (Changes to the Parties) before or concurrently with the incurrence of the Pari Passu Liabilities (or the Majority Pari Passu Creditors and Majority Senior Secured Convertible Notes Creditors agree otherwise); and

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(b)	such incurrence of the Pari Passu Liabilities and the application of the proceeds thereof is not prohibited by any Pari Passu Debt Document (or has been approved by the Majority Pari Passu Creditors and Majority Senior Secured Convertible Notes Creditors).

4.	2029 Notes Creditors and 2029 Notes Liabilities

4.1	Incurrence of 2029 Notes Liabilities and refinancing of 2029 Notes Liabilities

Until the Priority Discharge Date, the Debtors shall not (and shall procure that no other member of the Group will) enter into any Debt Document in respect of 2029 Notes Liabilities or issue or allow any 2029 Notes Liabilities to remain outstanding unless:

(a)	the borrower or the issuer is Selina PLC;

(b)	the proceeds of the borrowing (net only of customary transaction costs, fees and expenses) are applied solely to make loans to any other member of the Group;

(c)	any guarantee provided by a member of the Group is only provided in respect of 2029 Notes Liabilities incurred by Selina PLC;

(d)	each issuer, borrower and guarantor of the relevant 2029 Notes Liabilities and each Creditor with respect thereto (if not already a Party in such capacity) becomes a Party in accordance with Clause 19 (Changes to the Parties) as a 2029 Notes Creditor, Debtor, Intra-Group Lender (as applicable) before or concurrently with the incurrence of the 2029 Notes Liabilities (or the Majority Pari Passu Creditors and Majority Senior Secured Convertible Notes Creditors agree otherwise); and

(e)	such incurrence of the 2029 Notes Liabilities and the application of the proceeds thereof is not prohibited by any Pari Passu Debt Document (or has been approved by the Majority Pari Passu Creditors and Majority Senior Secured Convertible Notes Creditors).

4.2	Restriction on Payment: 2029 Notes Liabilities

(a)	Until the Priority Discharge Date, except with the prior consent of the Majority Pari Passu Creditors and Majority Senior Secured Convertible Notes Creditors, the Debtors shall not (and shall procure that no other member of the Group will):

(i)	make any Payments in respect of any principal, interest or other amount on or in respect of, or make any distribution or Liabilities Acquisition in respect of, any 2029 Notes Liabilities, in each case in cash or in kind or apply any such money or property in or towards discharge of any 2029 Notes Liabilities except as expressly permitted by Clause 4.3 (Permitted Payments: 2029 Notes Liabilities), Clause 4.13 (Permitted Enforcement: 2029 Notes Creditors) or Clause 7.5 (Filing of Claims); or

(ii)	exercise any set-off against any 2029 Notes Liabilities, in each case except as expressly permitted by Clause 4.3 (Permitted Payments: 2029 Notes Liabilities), Clause 4.13 (Permitted Enforcement: 2029 Notes Creditors) or Clause 7.5 (Filing of Claims), and, in each case, the Debtors shall only (and shall only allow another member of the Group to) make such Payments and/or exercise such set-off rights to the extent not restricted from doing so by Clause 4.4 (Issue of 2029 Notes Stop Notice).

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4.3	Permitted Payments: 2029 Notes Liabilities

The Debtors:

(a)	may prior to the Priority Discharge Date:

(i)	make Payments to the Creditors in respect of the 2029 Notes Liabilities in accordance with the relevant Debt Documents (as amended in accordance with the terms of this Agreement and the relevant Debt Documents), if no 2029 Notes Payment Stop Notice is outstanding and no 2029 Notes Automatic Block Event has occurred and is continuing and the Payment is of:

(A)	following a Distressed Disposal or Appropriation, distributions to the 2029 Notes Trustee by the Common Security Agent pursuant to paragraph (c)(ii) of Clause 15.1 (Order of Application: Common Recoveries) to pay Pari Passu 2029 Notes Liabilities only (“Pari Passu 2029 Notes Enforcement Proceeds”);

(B)	costs, commissions, Taxes and expenses incurred in respect of (or reasonably incidental to) the relevant Debt Documents (including in relation to any reporting or listing requirements under the relevant Debt Documents) so long as the maximum aggregate amount of such Payments does not exceed USD1,000,000 (or its equivalent) or, if higher and the Payment is in respect of amendment, consent and/or waiver fees and expenses, in an amount which, when expressed as a percentage of the principal amount of the 2029 Notes Liabilities (or affected principal amount) does not exceed the corresponding amounts which have been paid in respect of any amendment, consent and/or waiver fees and expenses incurred in respect of (or reasonably incidental to) the Senior Secured Convertible Notes Liabilities and/or Pari Passu Liabilities (when expressed as a percentage of the principal amount of the Senior Secured Convertible Notes Liabilities or Pari Passu Liabilities (or affected principal amount)); and

(C)	costs, commissions, Taxes and any expenses incurred in respect of (or reasonably incidental to) any refinancing of 2029 Notes Liabilities, provided that such refinancing is permitted by and in compliance with the Pari Passu Debt Documents; and

(ii)	make Payments of Creditor Representative Amounts due and payable to the 2029 Notes Trustee; and

(iii)	make Payments to the Creditors in respect of 2029 Notes Liabilities only if the Majority Pari Passu Creditors and Majority Senior Secured Convertible Notes Creditors give prior consent to that Payment being made; and

(b)	shall not, without the prior written consent of the Majority Pari Passu Creditors and the Majority Senior Secured Convertible Notes Creditors, make (and no 2029 Notes Creditor may receive) any Payments of Second Ranking 2029 Notes Liabilities comprising principal, interest or financing charges having a similar economic effect to interest; and

(c)	may, on or after the Priority Discharge Date, make Payments to the Creditors in respect of the 2029 Notes Liabilities in accordance with the relevant Debt Documents.

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4.4	Issue of 2029 Notes Payment Stop Notice

(a)	At any time prior to the Priority Discharge Date, if a 2029 Notes Payment Stop Event has occurred and is continuing, except with the prior consent of the Majority Pari Passu Creditors and Majority Senior Secured Convertible Notes Creditors and subject to Clauses 7 (Effect of Insolvency Event) and 8 (Turnover of Receipts), the Parent shall procure that no Debtor or other member of the Group shall make, and no 2029 Notes Creditor in respect of any 2029 Notes Liabilities may receive from any Debtor or member of the Group, any Payment in respect of the 2029 Notes Liabilities (other than Pari Passu 2029 Notes Enforcement Proceeds) from the date on which the relevant Creditor Representative under the Pari Passu Debt Documents (the “Relevant Representative”) delivers a notice (a “2029 Notes Payment Stop Notice”) to the Parent, the Common Security Agent and each Creditor Representative in respect of the 2029 Notes Liabilities specifying the events or circumstances relating to that 2029 Notes Payment Stop Event until the earliest of:

(i)	the date falling 179 days after delivery of that 2029 Notes Payment Stop Notice to the Parent, the Common Security Agent and each Creditor Representative in respect of the relevant 2029 Notes Liabilities;

(ii)	in relation to payments of the 2029 Notes Liabilities, if a 2029 Notes Standstill Period is in effect at any time after delivery of that 2029 Notes Payment Stop Notice, the date on which that 2029 Notes Standstill Period expires;

(iii)	the date on which the relevant 2029 Notes Payment Stop Event is no longer continuing and, if the relevant Pari Passu Liabilities have been accelerated, such acceleration has been rescinded, revoked or waived, provided that at such time no other Event of Default is continuing under any Pari Passu Debt Document;

(iv)	the date on which the Relevant Representative which issued the 2029 Notes Payment Stop Notice (and, if at such time a 2029 Notes Payment Stop Event is continuing (other than in relation to the debt in respect of which the notice was given) the Relevant Representative in respect of that other debt) delivers a notice to the Parent, the Common Security Agent and each Creditor Representative in respect of the relevant 2029 Notes Liabilities cancelling the 2029 Notes Payment Stop Notice;

(v)	the date on which the Creditors or Creditor Representative in respect of any 2029 Notes Liabilities is permitted to take any Enforcement Action under Clause 4.13 (Permitted Enforcement: 2029 Notes Creditors) and Clause 4.14 (Subsequent 2029 Notes Defaults) against a Security Grantor, Debtor or member of the Group; and

(vi)	the Priority Discharge Date, such period being the period for which the relevant 2029 Notes Payment Stop Notice is “outstanding”.

(b)	Unless each Creditor Representative in respect of the 2029 Notes Liabilities waives this requirement:

(i)	a new 2029 Notes Payment Stop Notice may not be delivered unless and until 360 days have elapsed since the delivery of the immediately prior 2029 Notes Payment Stop Notice; and

(ii)	no 2029 Notes Payment Stop Notice may be delivered in reliance on a 2029 Notes Payment Stop Event more than nine months after the date on which each relevant Creditor Representative has received notice of that 2029 Notes Payment Stop Event.

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(c)	A Creditor Representative may serve only one 2029 Notes Payment Stop Notice each with respect to the same event or set of circumstances. Subject to paragraph (b) above, this shall not affect the right of that or any other Creditor Representative to issue a 2029 Notes Payment Stop Notice in respect of any other event or set of circumstances.

(d)	No 2029 Notes Payment Stop Notice may be served by a Creditor Representative in respect of a 2029 Notes Payment Stop Event which had been notified to each of them at the time at which an earlier 2029 Notes Payment Stop Notice was issued.

4.5	Effect of 2029 Notes Payment Stop Event or 2029 Notes Automatic Block Event

Any failure to make a Payment due under the Debt Documents governing the 2029 Notes Liabilities as a result of the issue of a 2029 Notes Payment Stop Notice or the occurrence of a 2029 Notes Automatic Block Event or the operation of Clause 4.2 (Restriction on Payment: 2029 Notes Liabilities) shall not prevent the occurrence of an Event of Default as a consequence of that failure to make a Payment in relation to the Debt Documents governing the 2029 Notes Liabilities.

4.6	Payment Obligations and Capitalisation of Interest Continue

(a)	No Debtor shall be released from the liability to make any Payment (including of default interest, which shall continue to accrue) under any Debt Document governing the terms of the 2029 Notes Liabilities by the operation of Clause 4.2 (Restriction on Payment: 2029 Notes Liabilities) to 4.5 (Effect of 2029 Notes Payment Stop Event or 2029 Notes Automatic Block Event) even if its obligation to make that Payment is restricted at any time by the terms of any of those Clauses.

(b)	The accrual and capitalisation of interest in accordance with the 2029 Notes Debt Documents shall continue notwithstanding the issue of a 2029 Notes Payment Stop Notice or the occurrence of a 2029 Notes Automatic Block Event.

4.7	Cure of Payment Stop: 2029 Notes Creditors

If:

(a)	at any time following the issue of a 2029 Notes Payment Stop Notice or the occurrence of a 2029 Notes Automatic Block Event, that 2029 Notes Payment Stop Notice ceases to be outstanding and/or (as the case may be) the 2029 Notes Automatic Block Event ceases to be continuing; and

(b)	the relevant Debtor then promptly pays to relevant Creditor an amount equal to any Payments which had accrued under the 2029 Notes Debt Documents and which would have been Permitted 2029 Notes Payments but for that 2029 Notes Payment Stop Notice or that 2029 Notes Automatic Block Event, then any Event of Default which may have occurred as a result of that suspension of Payments shall be waived and any 2029 Notes Enforcement Notice which may have been issued as a result of that Event of Default shall be waived and revoked, in each case without any further action being required on the part of any 2029 Notes Creditor.

4.8	No Acquisition of 2029 Notes Liabilities

The Debtors shall not, and shall procure that no other member of the Group will, without the prior consent of the Majority Pari Passu Creditors and Majority Senior Secured Convertible Notes Creditors, enter into any Liabilities Acquisition in respect of the 2029 Notes Liabilities or beneficially own all or any part of the share capital of a company that is a party to a Liabilities Acquisition in respect of the 2029 Notes Liabilities.

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4.9	Amendments and Waivers: 2029 Notes Creditors

(a)	Subject to paragraph (b) below, 2029 Notes Creditors may amend or waive the terms of the 2029 Notes Debt Documents (other than this Agreement or any Transaction Security Document) in accordance with their terms at any time.

(b)	Prior to the Priority Discharge Date, none of the 2029 Notes Creditors may amend or waive the terms of the 2029 Notes Debt Documents if the amendment or waiver would result in:

(i)	any principal or interest or finance charge having a similar economic effect to interest thereunder becoming payable in cash before the Priority Discharge Date; and/or

(ii)	any 2029 Notes Debt Document not complying with this Agreement or the terms of the Pari Passu Debt Documents without the prior consent of:

(A)	(in respect of the Senior Secured Convertible Notes Documents) the Majority Senior Secured Convertible Notes Creditors; and

(B)	(in respect of the Pari Passu Debt Documents) the Majority Pari Passu Creditors.

4.10	Designation of 2029 Debt Documents

If:

(a)	the terms of a document to be designated as a 2029 Debt Document does not comply with Clause 4.1 (Incurrence of 2029 Notes Liabilities and refinancing of 2029 Notes Liabilities); or

(b)	the terms of a document effect a change which would, if that change was effected by way of amendment to, or waiver of, the terms of a 2029 Notes Debt Document, require the consent of the Majority Pari Passu Creditors and Majority Senior Secured Convertible Notes Creditors under Clause 4.9 (Amendments and Waivers: 2029 Notes Creditors), that document shall not constitute a 2029 Notes Debt Document or a Pari Passu Debt Document for the purposes of this Agreement without the prior consent of the Majority Pari Passu Creditors and Majority Senior Secured Convertible Notes Creditors.

4.11	Security and Guarantees: 2029 Notes Liabilities

(a)	At any time prior to the Priority Discharge Date, except with the prior consent of the Majority Pari Passu Creditors and Majority Senior Secured Convertible Notes Creditors, the 2029 Notes Creditors may not take, accept or receive the benefit of any Security from the Debtors, any Security Grantor or any other member of the Group, guarantee, indemnity or other assurance against loss from the Debtors or any other member of the Group other than:

(i)	as permitted under the Pari Passu Debt Documents and which:

(A)	in the case of any guarantee, indemnity or assurance against loss, is offered to the other Primary Creditors in respect of their respective liabilities and (subject to the terms of this Agreement) ranks in the same order of priority as that contemplated in Clause 2 (Ranking and Priority); or

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(B)	in the case of any Security is offered as Transaction Security:

(1)	to the Common Security Agent as trustee and/or agent for the other Primary Creditors in respect of their Liabilities, or

(2)	in the case of any jurisdiction in which effective Security cannot be granted in favour of the Common Security Agent as trustee and/or agent for the Primary Creditors: (A) to the other Primary Creditors in respect of their Liabilities, or (B) to the Common Security Agent under a parallel debt, joint and several creditorship or other similar or equivalent structure for the benefit of the other Primary Creditors in respect of their Liabilities, and (subject to the terms of this Agreement) ranks in the same order of priority as that contemplated in Clause 2.2 (Transaction Security);

(ii)	the Transaction Security;

(iii)	the Notes Escrow Security; and

(iv)	any guarantee, indemnity or assurance against loss granted pursuant to the terms of any 2029 Notes Debt Document, in each case provided such other guarantee, indemnity or assurance against loss is from a Debtor which is a guarantor in respect of the Pari Passu Liabilities and is permitted under the Pari Passu Debt Documents.

4.12	Restrictions on Enforcement: 2029 Notes Creditors

(a)	No 2029 Notes Creditor may take any Enforcement Action under paragraphs (b), (c) or (d) of that definition without the prior written consent of the Instructing Group.

(b)	At any time prior to the Priority Discharge Date, except as permitted by Clause 4.13 (Permitted Enforcement: 2029 Notes Creditors), no 2029 Notes Creditor shall be entitled to take any other Enforcement Action against any of the Debtors in respect of any of the 2029 Notes Liabilities except with the prior consent of the Instructing Group.

4.13	Permitted Enforcement: 2029 Notes Creditors

The restrictions in paragraph (b) of Clause 4.12 (Restrictions on Enforcement: 2029 Notes Creditors) will not apply in respect of the 2029 Notes Liabilities if the 2029 Notes Creditors comply at all times with Clauses 7 (Effect of Insolvency Event) and 8 (Turnover of Receipts) and:

(a)	an Acceleration Event has occurred in respect of the other Pari Passu Liabilities, in which case each 2029 Notes Creditor may take the same Enforcement Action (other than Enforcement of Transaction Security) (but in respect of the 2029 Notes Liabilities) as constitutes that Acceleration Event (as relevant and only in respect of the same person);

(b)	an Event of Default has occurred and is continuing under the relevant 2029 Notes Debt Documents (the “Relevant 2029 Notes Event of Default”);

(c)	each other Creditor Representative has received a notice of the Relevant 2029 Notes Event of Default specifying the event or circumstance in relation to the Relevant 2029 Notes Event of Default from the relevant Creditor Representative in respect of the 2029 Notes Liabilities (a “2029 Notes Enforcement Notice”);

(d)	the relevant 2029 Notes Standstill Period has elapsed or otherwise terminated; and

(e)	the Relevant 2029 Notes Event of Default is continuing at the end of the relevant 2029 Notes Standstill Period.

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4.14	Subsequent 2029 Notes Defaults

The 2029 Notes Creditors may take Enforcement Action under Clause 4.13 (Permitted Enforcement: 2029 Notes Creditors) in relation to a Relevant 2029 Notes Event of Default to the extent entitled to under the relevant 2029 Notes Debt Documents even if, at the end of any relevant 2029 Notes Standstill Period relating to the Relevant 2029 Notes Event of Default or at any later time, a further 2029 Notes Standstill Period in respect of another Relevant 2029 Notes Event of Default has begun as a result of any other Event of Default in relation to those 2029 Notes Liabilities, provided in each case that the 2029 Notes Creditors comply at all times with Clauses 7 (Effect of Insolvency Event) and 8 (Turnover of Receipts).

4.15	Enforcement on Behalf of 2029 Notes Creditors

If the Common Security Agent has notified the Creditor Representative(s) in respect of the 2029 Notes Liabilities that it is taking or has been instructed by the Instructing Group to take any Enforcement Action in relation to any Debtor or any part of the Charged Property owned by it, its Holding Companies or its Subsidiaries or a Security Grantor, no 2029 Notes Creditor may take any action referred to in Clause 4.13 (Permitted Enforcement: 2029 Notes Creditors) nor Clause 4.14 (Subsequent 2029 Notes Defaults) against that Debtor, Holding Company or applicable Security Grantor or their Subsidiaries while the Common Security Agent is taking steps to enforce Security or taking Enforcement Action in relation to that Debtor, Holding Company or applicable Security Grantor or their Subsidiaries, in each case in accordance with the instructions of the Instructing Group where such action might be reasonably likely to adversely affect such enforcement or Enforcement Action or the amount of proceeds to be derived therefrom.

5.	[Not Used]

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Section 3

Other Creditors

6.	Intra-Group Lenders and Intra-Group Liabilities

6.1	Restriction on Payment: Intra-Group Liabilities

Prior to the Final Discharge Date, the Group Debtors shall not, and shall procure that no other member of the Group will, make any Payments of the Intra-Group Liabilities at any time unless:

(a)	that Payment is permitted under Clause 6.2 (Permitted Payments: Intra-Group Liabilities); or

(b)	the taking or receipt of that Payment is permitted under paragraph (c) of Clause 6.8 (Permitted Enforcement: Intra-Group Lenders).

6.2	Permitted Payments: Intra-Group Liabilities

(a)	Subject to paragraph (b) below, the Group Debtors may make Payments in respect of the Intra-Group Liabilities (whether of principal, interest or otherwise) from time to time.

(b)	Payments in respect of the Intra-Group Liabilities may not be made pursuant to paragraph (a) above if, at the time of the Payment an Acceleration Event has occurred unless:

(i)	that Payment is made to facilitate the making of a Permitted Pari Passu Payment or Permitted 2029 Notes Payment; or

(ii)	prior to the Final Discharge Date, the Majority Pari Passu Creditors and Majority Senior Secured Convertible Notes Creditors consent to that Payment being made.

6.3	Payment Obligations Continue

No Group Debtor shall be released from the liability to make any Payment (including of default interest, which shall continue to accrue) under any Debt Document by the operation of Clauses 6.1 (Restriction on Payment: Intra-Group Liabilities) and 6.2 (Permitted Payments: Intra-Group Liabilities) even if its obligation to make that Payment is restricted at any time by the terms of any of those Clauses.

6.4	Acquisition of Intra-Group Liabilities

(a)	Subject to paragraph (b) below, each Group Debtor may, and may permit any other member of the Group to:

(i)	enter into any Liabilities Acquisition; or

(ii)	beneficially own all or any part of the share capital of a company that is party to a Liabilities Acquisition,

in respect of any Intra-Group Liabilities at any time.

(b)	Subject to paragraph (c) below, no action described in paragraph (a) above may take place in respect of any Intra-Group Liabilities if:

(i)	that action would result in a breach of a Pari Passu Debt Document; or

(ii)	at the time of that action, an Acceleration Event has occurred.

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(c)	The restrictions in paragraph (b) above shall not apply if:

(i)	that action is taken to facilitate the making of a Permitted Pari Passu Payment, or Permitted 2029 Notes Payment; or

(ii)	prior to the Final Discharge Date, the Majority Pari Passu Creditors and Majority Senior Secured Convertible Notes Creditors consent to that action.

6.5	Amendments and Waivers: Intra-Group Loans

The Intra-Group Lenders may amend or waive the terms of any of the agreements or instruments constituting or regulating the Intra-Group Liabilities.

6.6	Security: Intra-Group Lenders

Prior to the Final Discharge Date, the Intra-Group Lenders may not take, accept or receive the benefit of any Security, guarantee, indemnity or other assurance against loss in respect of the Intra-Group Liabilities unless that Security, guarantee, indemnity or other assurance against loss is not prohibited by the Pari Passu Debt Documents or the prior consent of the Majority Pari Passu Creditors and Majority Senior Secured Convertible Notes Creditors is obtained.

6.7	Restriction on Enforcement: Intra-Group Lenders

Subject to Clause 6.8 (Permitted Enforcement: Intra-Group Lenders), none of the Intra-Group Lenders shall be entitled to take any Enforcement Action in respect of any of the Intra-Group Liabilities at any time prior to the Final Discharge Date.

6.8	Permitted Enforcement: Intra-Group Lenders

After the occurrence of an Insolvency Event in relation to any member of the Group, each Intra-Group Lender may (unless otherwise directed by the Common Security Agent or unless the Common Security Agent has taken, or has given notice that it intends to take, action on behalf of that Intra-Group Lender in accordance with Clause 7.5 (Filing of Claims)) for so long as it complies with Clauses 7 (Effect of Insolvency Event) and 8 (Turnover of Receipts), exercise any right it may otherwise have against that member of the Group to:

(a)	accelerate any of that member of the Group’s Intra-Group Liabilities or declare them prematurely due and payable or payable on demand;

(b)	make a demand under any guarantee, indemnity or other assurance against loss given by that member of the Group in respect of any Intra-Group Liabilities;

(c)	exercise any right of set-off or take or receive any Payment in respect of any Intra-Group Liabilities of that member of the Group; or

(d)	claim and prove in the liquidation, administration or other insolvency proceedings of that member of the Group for the Intra-Group Liabilities owing to it.

6.9	Representations: Intra-Group Lenders

Each Intra-Group Lender which is not a Group Debtor represents and warrants to the Creditors and the Common Security Agent on the date of this Agreement (or, if it becomes a Party after such date, on the date on which it becomes a Party) that:

(a)	it is a corporation, duly incorporated or formed and validly existing under the laws of its jurisdiction of incorporation or formation;

(b)	the obligations expressed to be assumed by it in this Agreement are, subject to any general principles of law limiting its obligations which are applicable to creditors generally, legal, valid, binding and enforceable obligations; and

(c)	the entry into and performance by it of this Agreement does not and will not:

(i)	conflict with any law or regulation applicable to it, its constitutional documents or any agreement or instrument binding upon it or any of its assets; or

(ii)	constitute a default or termination event (however described) under any agreement or instrument binding on it or any of its assets.

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Section 4

Insolvency, Turnover and Enforcement

7.	Effect of Insolvency Event

7.1	Insolvency Event - Override

This Clause 7 is subject to Clause 18.5 (Turnover Obligations) in respect of Secured Parties.

7.2	Distributions

(a)	Without limitation to Clause 8 (Turnover of Receipts) and Clause 15 (Application of Proceeds), after the occurrence of an Insolvency Event in relation to any member of the Group, a Security Grantor or a Debtor, any Party entitled to receive a Payment or distribution out of the assets of, or a distribution out of the Charged Property of, that member of the Group, that Security Grantor or that Debtor in respect of Liabilities owed to that Party, that Party shall, to the extent it is entitled to do so, direct the person responsible for the distribution of the assets of that member of the Group, that Security Grantor or that Debtor to make that distribution to the Common Security Agent (or to such other person as the Common Security Agent shall direct) until the Liabilities owing to the Secured Parties have been paid in full.

(b)	The Common Security Agent shall apply distributions made to it under paragraph (a) above in accordance with Clause 15 (Application of Proceeds).

7.3	Set-Off

(a)	Subject to paragraph (b) below, to the extent that the Liabilities of any member of the Group or any Debtor are discharged by way of set-off (mandatory or otherwise) after the occurrence of an Insolvency Event in relation to that member of the Group or Debtor, any Creditor which benefited from that set-off shall pay an amount equal to the amount of the Liabilities owed to it which are discharged by that set-off to the Common Security Agent for application in accordance with Clause 15 (Application of Proceeds).

(b)	Paragraph (a) above shall not apply to any such set-off in respect of Intra-Group Liabilities to the extent not making the payment by an Intra-Group Lender to the Common Security Agent pursuant to paragraph (a) is required to avoid any material risk of personal and/or criminal liability of any manager, director, managing director or similar officer of the Intra-Group Lender provided that the relevant Intra-Group Lender provides as soon as possible prior written notice to the Common Security Agent of its intention to not make such payment, together with an explanation of such risk.

7.4	Non-Cash Distributions

If the Common Security Agent or any other Secured Party receives a distribution in the form of Non-Cash Consideration in respect of any of the Liabilities (other than any distribution of Non-Cash Recoveries), the Liabilities will not be reduced by that distribution until and except to the extent that the realisation proceeds are actually applied towards the Liabilities.

7.5	Filing of Claims

After the occurrence of an Insolvency Event in relation to any member of the Group, any Debtor or any Security Grantor each Creditor irrevocably authorises the Common Security Agent, on its behalf, to:

(a)	take any Enforcement Action (in accordance with the terms of this Agreement) against that member of the Group, Debtor or Security Grantor (as the case may be);

(b)	demand, sue, prove and give receipt for any or all of the Liabilities of that member of the Group, Debtor or Security Grantor (as the case may be) owed to such Creditor;

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(c)	collect and receive all distributions on, or on account of, any or all of the Liabilities of that member of the Group, Debtor or Security Grantor (as the case may be) owed to such Creditor; and

(d)	file claims, take proceedings and do all other things the Common Security Agent considers reasonably necessary to recover the Liabilities of that member of the Group, Debtor or Security Grantor (as the case may be) owed to such Creditor.

7.6	Further Assurance – Insolvency Event

Each Creditor will:

(a)	do all things that the Common Security Agent (acting in accordance with Clause 7.7 (Common Security Agent Instructions)) requests in order to give effect to this Clause 7; and

(b)	if the Common Security Agent is not entitled to take any of the actions contemplated by this Clause 7 or if the Common Security Agent (acting in accordance with Clause 7.7 (Common Security Agent Instructions)) requests that a Creditor take that action, undertake that action itself in accordance with the instructions of the Common Security Agent or grant a power of attorney to the Common Security Agent (on such terms as the Common Security Agent (acting in accordance with Clause 7.7 (Common Security Agent Instructions)) may reasonably require) to enable the Common Security Agent to take such action.

7.7	Common Security Agent Instructions

For the purposes of Clause 5.2 (Distributions), Clause 7.5 (Filing of Claims) and Clause 7.6 (Further assurance – Insolvency Event) the Common Security Agent shall:

(a)	act on the instructions of the group of Primary Creditors entitled at that time to give instructions under Clause 10.1 (Enforcement Instructions: Transaction Security) or Clause 10.3 (Manner of Enforcement: Transaction Security); provided that, the Common Security Agent shall not be required to take any action or follow any instruction that may (in the reasonable judgment of the Common Security Agent) expose it to liability or that is contrary to applicable law; and

(b)	in the absence of any such instructions, be entitled, but not obliged, to act as the Common Security Agent sees fit.

8.	Turnover of Receipts

8.1	Turnover of Receipts - Override

This Clause 8 is subject to Clause 18.5 (Turnover Obligations) in respect of Secured Parties.

8.2	Turnover by Creditors

Subject to Clause 8.3 (Permitted Assurance and Receipts), if at any time prior to the Final Discharge Date, any Creditor receives or recovers from any Security Grantor, Debtor or member of the Group:

(a)	any Payment or distribution of, or on account of or in relation to, any of the Liabilities which is neither:

(i)	a Permitted Payment; nor

(ii)	made in accordance with Clause 15 (Application of Proceeds);

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(b)	other than where paragraph (a) of Clause 7.3 (Set-Off) applies (or would have applied but for paragraph (b) of that Clause), any amount by way of set-off in respect of any of the Liabilities owed to it which does not give effect to a Permitted Payment;

(c)	notwithstanding paragraphs (a) and (b) above, and other than where paragraph (a) of Clause 7.3 (Set-Off) applies (or would have applied but for paragraph (b) of that Clause), any amount:

(i)	on account of, or in relation to any of the Liabilities:

(A)	after the occurrence of a Distress Event; or

(B)	as a result of any other litigation or proceedings against a member of the Group, a Debtor or a Security Grantor (other than after the occurrence of an Insolvency Event in respect of that member of the Group, Security Grantor or Debtor); or

(ii)	by way of set-off in respect of any of the Liabilities owed to it after the occurrence of a Distress Event, other than, in each case, any amount received or recovered in accordance with Clause 15 (Application of Proceeds);

(d)	other than where paragraph (a) of Clause 7.3 (Set-Off) applies (or would have applied but for paragraph (b) of that Clause), any distribution in cash or in kind or Payment of, or on account of or in relation to, any of the Liabilities owed by a member of the Group or a Debtor which is not in accordance with Clause 15 (Application of Proceeds) and which is made as a result of, or after, the occurrence of an Insolvency Event in respect of that member of the Group or that Debtor; or

(e)	any proceeds of an Enforcement except where received or recovered in accordance with Clause 15 (Application of Proceeds),

that Creditor will:

(i)	in relation to receipts and recoveries not received or recovered by way of set-off:

(A)	hold an amount of that receipt or recovery equal to the Relevant Liabilities (or if less, the amount received or recovered) on trust and/or as agent for the Common Security Agent and promptly pay or distribute that amount to the Common Security Agent for application in accordance with the terms of this Agreement; and

(B)	promptly pay or distribute an amount equal to the amount (if any) by which the receipt or recovery exceeds the Relevant Liabilities to the Common Security Agent for application in accordance with the terms of this Agreement; and

(ii)	in relation to receipts and recoveries received or recovered by way of set-off, promptly pay an amount equal to that recovery to the Common Security Agent for application in accordance with the terms of this Agreement.

In any jurisdiction the courts of which would not recognise or give effect to the trust on which a Creditor is expressed in sub-paragraph (A) above to hold an amount of a receipt or recovery, the relationship of the Common Security Agent to that Creditor shall be construed as one of principal and agent.

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8.3	Permitted Assurance and Receipts

Nothing in this Agreement shall restrict the ability of any Pari Passu Creditor (other than a 2029 Notes Creditor) to:

(a)	arrange with any person (including members of the Group) any Security, guarantee, indemnity, subordination/intercreditor arrangement (including the Existing Intercreditor Agreement (as amended) and the Security referred to in it), assurance against loss in respect of, or reduction of its credit exposure to a Debtor (including assurance by way of credit based derivative or sub-participation); or

(b)	make any assignment or transfer permitted by Clause 19 (Changes to the Parties),

which is not expressly prohibited by the Pari Passu Debt Documents (in the case of the 2029 Notes Indenture, in its original form), and that Pari Passu Creditor (other than a 2029 Notes Creditor) shall not be obliged to account to any other Party for any sum received by it as a result of that action.

8.4	Amounts Received by Debtors or Security Grantors

If any of the Debtors or Security Grantors receives or recovers any amount which, under the terms of any of the Debt Documents, should have been paid to the Common Security Agent, that Debtor or Security Grantor will:

(a)	hold an amount of that receipt or recovery equal to the Relevant Liabilities (or if less, the amount received or recovered) on trust and/or as agent for the Common Security Agent and promptly pay that amount to the Common Security Agent for application in accordance with the terms of this Agreement; and

(b)	promptly pay an amount equal to the amount (if any) by which the receipt or recovery exceeds the Relevant Liabilities to the Common Security Agent for application in accordance with the terms of this Agreement.

8.5	Saving Provision

If, for any reason, any of the trusts expressed to be created in this Clause 8 should fail or be unenforceable, the affected Creditor, Debtor or Security Grantor will promptly pay or distribute an amount equal to that receipt or recovery to the Common Security Agent to be held on trust and/or as agent by the Common Security Agent for application in accordance with the terms of this Agreement.

8.6	Turnover of Non-Cash Consideration

For the purposes of this Clause 8, if any Creditor receives or recovers any amount or distribution in the form of Non-Cash Consideration which is subject to Clause 8.2 (Turnover by Creditors) the cash value of that Non-Cash Consideration shall be determined in accordance with Clause 13.2 (Cash Value of Non-Cash Recoveries).

9.	Redistribution

9.1	Recovering Creditor’s Rights

(a)	Any amount paid or distributed by a Creditor (a “Recovering Creditor”) to the Common Security Agent under Clause 7 (Effect of Insolvency Event) or Clause 8 (Turnover of Receipts) shall be treated as having been paid or distributed by the relevant Debtor and shall be applied by the Common Security Agent in accordance with Clause 15 (Application of Proceeds).

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(b)	On an application by the Common Security Agent pursuant to Clause 15 (Application of Proceeds) of a Payment or distribution received by a Recovering Creditor from a Debtor, as between the relevant Debtor and the Recovering Creditor an amount equal to the amount received or recovered by the Recovering Creditor and paid or distributed to the Common Security Agent by the Recovering Creditor (the “Shared Amount”) will be treated as not having been paid or distributed by that Debtor.

9.2	Reversal of Redistribution

(a)	If any part of the Shared Amount received or recovered by a Recovering Creditor becomes repayable or returnable to a Debtor and is repaid or returned by that Recovering Creditor to that Debtor, then:

(i)	each Party that received any part of that Shared Amount pursuant to an application by the Common Security Agent of that Shared Amount under Clause 9.1 (Recovering Creditor’s Rights) (a “Sharing Party”) shall (subject to Clause 18 (Notes Trustee Protections)), upon request of the Common Security Agent, pay or distribute to the Common Security Agent for the account of that Recovering Creditor an amount equal to the appropriate part of its share of the Shared Amount (together with an amount as is necessary to reimburse that Recovering Creditor for its proportion of any interest on the Shared Amount which that Recovering Creditor is required to pay) (the “Redistributed Amount”); and

(ii)	as between the relevant Debtor and each relevant Sharing Party, an amount equal to the relevant Redistributed Amount will be treated as not having been paid or distributed by that Debtor.

(b)	The Common Security Agent shall not be obliged to pay or distribute any Redistributed Amount to a Recovering Creditor under paragraph (a)(i) above until it has been able to establish to its satisfaction that it has actually received that Redistributed Amount from the relevant Sharing Party.

9.3	Deferral of Subrogation

(a)	No Creditor or Debtor or Security Grantor will exercise any rights which it may have by reason of the performance by it of its obligations under the Debt Documents to take the benefit (in whole or in part and whether by way of subrogation or otherwise) of any rights under the Debt Documents of any Creditor which ranks ahead of it in accordance with the priorities set out in Clause 2 (Ranking and Priority) or the order of application in Clause 15 (Application of Proceeds) until such time as all of the Liabilities owing to each prior ranking Creditor (or, in the case of any Debtor or Security Grantor, owing to each Creditor) have been irrevocably discharged in full.

(b)	No Security Grantor shall exercise any rights which it may have to take the benefit (in whole or in part and whether by way of subrogation or otherwise) of any rights under the Debt Documents of any Primary Creditor until such time as all of the Liabilities owing to each Primary Creditor have been irrevocably discharged in full.

10.	Enforcement of Transaction Security

10.1	Enforcement Instructions: Transaction Security

(a)	The Secured Parties shall not give instructions to the Common Security Agent as to Enforcement of Transaction Security other than in accordance with this Agreement.

(b)	The Common Security Agent may refrain from enforcing (including by way of set-off) the Transaction Security or taking any other action as to Enforcement unless instructed otherwise by the Instructing Group in accordance with Clause 10.7 (Consultation Period – General).

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(c)	Subject to the Transaction Security having become enforceable in accordance with its terms and subject to Clause 10.7 (Consultation Period – General), the Instructing Group may give or refrain from giving instructions to the Common Security Agent to take action as to Enforcement.

(d)	The Common Security Agent is entitled to rely on and comply with instructions given in accordance with this Clause 10.1 without any liability on their part for having so acted or refraining from so acting in accordance with such instructions unless due to the Common Security Agent’s gross negligence or wilful misconduct.

10.2	No Independent Powers of Enforcement

No Secured Party shall have any independent power to enforce, or to have recourse to, any Transaction Security or to exercise any rights or powers arising under the Transaction Security Documents except through the Common Security Agent.

10.3	Manner of Enforcement: Transaction Security

If the Transaction Security is being enforced or other action as to Enforcement is being taken pursuant to Clause 10.1 (Enforcement Instructions: Transaction Security), the Common Security Agent shall enforce the Transaction Security and/or the Transaction Security (as applicable) or take other action as to Enforcement in such manner (including the selection of any administrator (or any analogous officer in any jurisdiction) of any Debtor to be appointed by the Common Security Agent) as the Instructing Group shall instruct.

10.4	Exercise of Voting Rights

(a)	Subject to paragraph (c) below, each Creditor (other than each Creditor Representative) will (to the fullest extent permitted by law at the relevant time) cast its vote in any proposal put to the vote by or under the supervision of any judicial or supervisory authority in respect of any insolvency, pre-insolvency or rehabilitation or similar proceedings relating to any Debtor, Security Grantor or member of the Group as instructed by the Common Security Agent.

(b)	Subject to paragraph (c) below, the Common Security Agent shall give instructions for the purposes of paragraph (a) above in accordance with any instructions given to it by the Instructing Group provided that any such instructions have been given in accordance with Clause 10.1 (Enforcement Instructions: Transaction Security).

(c)	Nothing in this Clause 10.4 entitles any party to exercise or require any Primary Creditor to exercise such power of voting or representation to waive, reduce, discharge, extend the due date for (or change the basis for accrual of any) payment of or reschedule any of the Liabilities owed to that Primary Creditor.

10.5	Waiver of Rights

To the extent permitted under applicable law and subject to Clause 10.1 (Enforcement Instructions: Transaction Security), Clause 10.3 (Manner of Enforcement: Transaction Security), Clause 12.2 (Proceeds of Distressed Disposals and Debt Disposals) to Clause 12.6 (Common Security Agent’s Actions) and Clause 15 (Application of Proceeds), each of the Secured Parties, the Debtors and the Security Grantors waives all rights it may otherwise have to require that the Transaction Security be enforced in any particular order or manner or at any particular time or that any amount received or recovered from any person, or by virtue of the enforcement of any of the Transaction Security or of any other Security, which is capable of being applied in or towards discharge of any of the Secured Obligations is so applied.

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10.6	Duties Owed

Each of the Secured Parties, the Debtors and the Security Grantors acknowledges that, in the event that the Common Security Agent enforces or is instructed to enforce any part of the Transaction Security, the duties of the Common Security Agent and of any Receiver or Delegate owed to them in respect of the method, type and timing of that enforcement or of the exploitation, management or realisation of any of that Transaction Security shall, subject to Clauses 12.2 (Proceeds of Distressed Disposals and Debt Disposals) to 12.6 (Common Security Agent’s Actions) (where applicable), be no different to or greater than the duty that is owed by the Common Security Agent, Receiver or Delegate to the Debtors or Security Grantors under general law.

10.7	Consultation Period – General

(a)	Subject to paragraph (b) below, before giving any instructions to the Common Security Agent to:

(i)	enforce any Transaction Security; or

(ii)	take any other Enforcement Action to instigate or effect a Distressed Disposal, the Creditor Representative(s) of the Creditors represented in the Instructing Group (or, to the extent there is no applicable Creditor Representative(s), the relevant Pari Passu Creditors and/or 2029 Notes Creditors in respect of Second Ranking 2029 Notes Liabilities (if applicable)) concerned shall consult with each Creditor Representative representing the other Pari Passu Creditors and 2029 Notes Creditors in respect of Second Ranking 2029 Notes Liabilities in good faith about the instructions to be given by the Instructing Group for a period of up to 10 Business Days (the “Consultation Period”), and, subject to paragraph (b) below, only following the expiry of a Consultation Period shall the Instructing Group be entitled to give any instructions to the Common Security Agent to enforce that Transaction Security or take any other Enforcement Action.

(b)	No Creditor Representative (or Pari Passu Creditor or 2029 Notes Creditors in respect of Second Ranking 2029 Notes Liabilities) shall be obliged to consult in accordance with paragraph (a) above, and the Instructing Group shall be entitled to give any instructions to the Common Security Agent to enforce the Transaction Security or take any other Enforcement Action prior to the end of a Consultation Period, if:

(i)	the Transaction Security has become enforceable as a result of an Insolvency Event (other than an Insolvency Event that arose as a result of action by any Creditor constituted within the Instructing Group); or

(ii)	the Instructing Group or any Creditor Representative of the Creditors represented in the Instructing Group (or, to the extent there is no applicable Creditor Representative(s), the relevant Pari Passu Creditors and/or 2029 Notes Creditors in respect of Second Ranking 2029 Notes Liabilities (if applicable)) determines in good faith (and notifies each other Creditor Representative and the Common Security Agent) that to enter into such consultation and delay the commencement of enforcement of the Transaction Security could reasonably be expected to have a material adverse effect on:

(A)	the Common Security Agent’s ability to enforce any of the Transaction Security; or

(B)	the amount of realisation proceeds of any enforcement of any Transaction Security.

(c)	Subject to applicable law and any relevant confidentiality restrictions, the Common Security Agent (or through of its advisors or Financial Adviser) shall take commercially reasonable steps within its control to notify the other Secured Parties, through their applicable Creditor Representative, of the commencement of any Competitive Sales Process and how they might participate in it.

10.8	Specific Performance

Nothing in the Debt Documents shall limit the right of the 2029 Notes Trustee to bring legal proceedings against Selina PLC or the Company for the purpose of obtaining specific performance (other than specific performance of an obligation to make a payment) with no claim for damages in respect of a section of the 2029 Notes Indenture that is not listed in the definition of Clean-Up Default or, after the expiry of the Clean-Up Period, any Clean-Up Default (in each case, as defined in the 2029 Notes Indenture).

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Section 5

Non-Distressed Disposals, Distressed Disposals and Claims

11.	Non-Distressed Disposals

11.1	Definitions

(a)	In this Clause 11:

“Disposal Proceeds” means the proceeds of a Non-Distressed Disposal; and

“Non-Distressed Disposal” means a disposal of:

(i)	an asset of a member of the Group; or

(ii)	an asset which is subject to the Transaction Security, to a person or persons outside the Group where:

(A)	each Creditor Representative notifies the Common Security Agent that that disposal is permitted under all of the Debt Documents; and

(B)	that disposal is not a Distressed Disposal.

11.2	Facilitation of Non-Distressed Disposals

(a)	If the disposal of an asset is a Non-Distressed Disposal, the Common Security Agent is irrevocably authorised (without any consent, sanction, authority or further confirmation from any Creditor, other Secured Party, Debtor or Security Grantor) but subject to paragraph (b) below:

(A)	to release the Transaction Security or any other claim (relating to a Debt Document) over that asset;

(B)	where that asset consists of shares in the capital of a member of the Group or a Debtor, to release the Transaction Security or any other claim (relating to a Debt Document) over that member of the Group’s Property and/or that member of the Group’s shares; and

(C)	to execute and deliver or enter into any release of the Transaction Security or any claim mentioned in paragraph (A) or (B) above, and issue any certificates of non-crystallisation of any floating charge or any consent to dealing, as reasonably requested by the Parent subject to the terms hereof.

(b)	The Parent shall, promptly on demand, pay the Common Security Agent the amount of all reasonable costs and expenses incurred by the Common Security Agent in doing any of the things that it is authorised to do pursuant to the provisions of paragraph (a) above.

(c)	Each release of Transaction Security, or any claim described in paragraph (a) above shall become effective only on the making of the relevant Non-Distressed Disposal.

(d)	The Common Security Agent may, in its absolute discretion, rely on a certification from the Parent that the disposal of an asset is a Non-Distressed Disposal.

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11.3	Disposal Proceeds

If any Disposal Proceeds are required to be applied in mandatory prepayment of the Pari Passu Liabilities (other than the Pari Passu 2029 Notes Liabilities) or the 2029 Notes Liabilities then those Disposal Proceeds shall be applied in or towards Payment or (to the extent provided for in the relevant Debt Document) the making of an offer of Payment of:

(a)	first, the Pari Passu Liabilities (other than the Pari Passu 2029 Notes Liabilities) on a pro rata basis in accordance with the terms of the relevant Pari Passu Debt Documents; and

(b)	second, after the Priority Discharge Date, the 2029 Notes Liabilities in accordance with the terms of the 2029 Notes Debt Documents, and the consent of any other Party shall not be required for that application.

12.	Distressed Disposals and Appropriation

12.1	Facilitation of Distressed Disposals and Appropriation

Subject to Clause 12.2 (Proceeds of Distressed Disposals and Debt Disposals), Clause 12.3 (Fair Value), Clause 3.5 (Restriction on Enforcement: Pari Passu Creditors) and Clause 12.6 (Common Security Agent’s Actions), if a Distressed Disposal or an Appropriation is being effected, the Common Security Agent is irrevocably authorised (at the cost of the Parent (or, if the Parent so elects, the relevant Debtor or Security Grantor) and, in each case, without any consent, sanction, authority or further confirmation from any Creditor, any other Secured Party, any Debtor, any Intra-Group Lender or any Security Grantor):

(a)	release of Transaction Security/non-crystallisation certificates: to release the Transaction Security or any other claim over the asset subject to the Distressed Disposal or an Appropriation and execute and deliver or enter into any release of that Transaction Security or such claim and issue any letters of non-crystallisation of any floating charge or any consent to dealing that may, in the discretion of the Common Security Agent, be considered necessary or desirable;

(b)	release of liabilities and Transaction Security on a share sale/Appropriation (Debtor): if the asset subject to the Distressed Disposal or Appropriation consists of shares in the capital of a Debtor, to release:

(i)	that Debtor and/or Security Grantor and any Subsidiary of that Debtor and/or Security Grantor from all or any part of:

(A)	its Borrowing Liabilities;

(B)	its Guarantee Liabilities; and

(C)	its Other Liabilities; in each case under the Debt Documents;

(ii)	any Transaction Security granted by that Debtor and/or Security Grantor or any Subsidiary of that Debtor and/or Security Grantor over any of its assets; and

(iii)	any other claim of a Security Grantor or Intra-Group Lender or another Debtor over that Debtor’s assets or over the assets of any Subsidiary of that Debtor, including any Intra-Group Liability and/or any Debtor’s Intra-Group Receivable, on behalf of the relevant Creditors, Debtors and Security Grantors;

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(c)	release of liabilities and Transaction Security on a share sale/Appropriation (Holding Company): if the asset subject to the Distressed Disposal or Appropriation consists of shares in the capital of any Holding Company of a Debtor, to release:

(i)	that Holding Company and any Subsidiary of that Holding Company from all or any part of:

(A)	its Borrowing Liabilities;

(B)	its Guarantee Liabilities; and

(C)	its Other Liabilities; in each case under the Debt Documents;

(ii)	any Transaction Security granted by that Holding Company and any Subsidiary of that Holding Company over any of its assets; and

(iii)	any other claim of an Intra-Group Lender or another Debtor over the assets of that Holding Company and any Subsidiary of that Holding Company, including any Intra-Group Liability and/or any Debtor’s Intra-Group Receivable, on behalf of the relevant Creditors, Debtors and Security Grantors;

(d)	facilitative disposal of liabilities on a share sale/Appropriation: if the asset subject to the Distressed Disposal or Appropriation consists of shares in the capital of a Debtor or the Holding Company of a Debtor and the Common Security Agent decides to dispose of all or any part of:

(i)	the Liabilities; or

(ii)	the Debtors’ Intra-Group Receivables, owed by that Debtor, Security Grantor or Holding Company or any Subsidiary of that Debtor or Holding Company on the basis that any transferee of those Liabilities or Debtors’ Intra-Group Receivables (the “Transferee”) should not be treated as a Primary Creditor or a Secured Party for the purposes of this Agreement, to execute and deliver or enter into any agreement to dispose of all or part of those Liabilities or Debtors’ Intra-Group Receivables on behalf of the relevant Creditors, Debtors and Security Grantor on terms such that (notwithstanding any other provision of any Debt Document) the Transferee shall not be treated as a Primary Creditor or a Secured Party for the purposes of this Agreement;

(e)	sale of liabilities on a share sale/Appropriation: if the asset subject to the Distressed Disposal or Appropriation consists of shares in the capital of a Debtor or the Holding Company of a Debtor and the Common Security Agent decides to dispose of all or any part of:

(i)	the Liabilities; or

(ii)	the Debtors’ Intra-Group Receivables,

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owed by that Debtor, Security Grantor or Holding Company or any Subsidiary of that Debtor or Holding Company on the basis that any transferee of those Liabilities or Debtors’ Intra-Group Receivables will be treated as a Primary Creditor or a Secured Party for the purposes of this Agreement, to execute and deliver or enter into any agreement to dispose of:

(A)	all (and not part only) of the Liabilities owed to the Primary Creditors (other than to any Creditor Representative); and

(B)	all or part of any other Liabilities (other than Liabilities due to any Creditor Representative) and the Debtors’ Intra-Group Receivables, on behalf of, in each case, the relevant Creditors, Debtors and Security Grantor;

(f)	transfer of obligations in respect of liabilities on a share sale/Appropriation: if the asset subject to the Distressed Disposal or Appropriation consists of shares in the capital of a Debtor or the Holding Company of a Debtor (the “Disposed Entity”) and the Common Security Agent decides to transfer to another Group Debtor (the “Receiving Entity”) all or any part of the Disposed Entity’s obligations or any obligations of any Subsidiary of that Disposed Entity in respect of:

(i)	the Intra-Group Liabilities; or

(ii)	the Debtors’ Intra-Group Receivables,

to execute and deliver any instrument or enter into any agreement to:

(A)	transfer all or part of the obligations in respect of those Intra-Group Liabilities or Debtors’ Intra-Group Receivables on behalf of the relevant Intra-Group Lenders, Security Grantor or Debtors (as the case may be) to which those obligations are owed and on behalf of the Debtors or Security Grantors which owe those obligations; and

(B)	accept the transfer of all or part of the obligations in respect of those Intra-Group Liabilities or Debtors’ Intra-Group Receivables on behalf of the Receiving Entity or Receiving Entities to which the obligations in respect of those Intra-Group Liabilities or Debtors’ Intra-Group Receivables are to be transferred.

12.2	Proceeds of Distressed Disposals and Debt Disposals

The net proceeds of each Distressed Disposal and each Debt Disposal shall be paid, or distributed, to the Common Security Agent for application in accordance with Clause 15 (Application of Proceeds) as if those proceeds were the proceeds of an enforcement of Transaction Security and, to the extent that:

(a)	any Liabilities Sale has occurred; or

(b)	any Appropriation has occurred, as if that Liabilities Sale, or any reduction in the Secured Obligations resulting from that Appropriation, had not occurred.

12.3	Fair Value

If:

(a)	a Distressed Disposal; or

(b)	a Liabilities Sale, is effected by or at the request of the Common Security Agent (acting in accordance with Clause 12.6 (Common Security Agent’s Actions)), the Common Security Agent shall, subject to Clause 12.5 (Appointment of Financial Adviser), take reasonable care to obtain a fair market price in the prevailing market conditions (though the Common Security Agent shall have no obligation to postpone (or request the postponement of) any such Distressed Disposal or Liabilities Sale in order to achieve a higher price).

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12.4	Fair value - safe harbours

(a)	The Common Security Agent may only seek to satisfy the requirement in Clause 12.3 (Fair value) in one or more of the processes and procedures referred to in paragraph (b) below.

(b)	The requirement in Clause 12.3 (Fair value) shall be satisfied (and as between the Creditors, Security Grantors, Intra-Group Lenders, the Debtors and the other Parties shall be conclusively presumed to be satisfied) and the Common Security Agent will be taken to have discharged all its obligations and liabilities in this respect under this Agreement, the other Debt Documents and generally at law if:

(i)	that Distressed Disposal or Liabilities Sale is made pursuant to any process or proceedings approved or supervised by or on behalf of any court of law;

(ii)	that Distressed Disposal or Liabilities Sale is made by, at the direction of or under the control of, a liquidator, receiver, administrative receiver, administrator, compulsory manager or other similar officer (or any analogous officer in any jurisdiction) appointed in respect of a member of the Group or the assets of a member of the Group;

(iii)	that Distressed Disposal or Liabilities Sale is made pursuant to a Competitive Sales Process; or

(iv)	in circumstances where the Common Security Agent (acting in good faith) considers or is advised by its Financial Adviser and/or legal adviser:

(A)	that a Competitive Sales Process is not reasonably practicable in the circumstances; or

(B)	that Primary Creditors would be more likely to recover a greater amount or proceeds through an Appropriation or other enforcement process involving a Competitive Sales Process,

a Financial Adviser appointed by the Common Security Agent pursuant to Clause 12.5 (Appointment of Financial Adviser) has delivered a Fairness Opinion to the Common Security Agent in respect of that Distressed Disposal or Liabilities Sale.

(c)	Where shares in or assets of the issuer of the 2029 Notes (defined as the “Company” in the 2029 Notes Indenture, the “Issuer”) or a Guarantor of the 2029 Notes (each as defined in the 2029 Notes Indenture) are sold or disposed of, or there is a disposal or sale of 2029 Notes Liabilities, such transaction may only be effected if:

(i)	25 per cent. or more the Holders (as defined in the 2029 Notes Indenture) have instructed the 2029 Notes Trustee to agree to such sale(s) and/or disposal(s); or

(ii)	the consideration for such sale or disposal is in cash (or substantially all in cash); or

(iii)	the Liabilities owed to the Secured Parties specified in paragraphs (a) and (b) of Clause 15.1 (Order of Application: common recoveries) and the Senior Secured Convertible Notes Creditors have not been (or will not be on consummation of such sale, disposal or transfer) repaid in full in cash and not in Non-Cash Consideration; or

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(iv)	at the time of completion of the sale or disposal, the Borrowing Liabilities, Guarantee Liabilities and Other Liabilities owing to any Secured Party by the Issuer or Guarantor and their respective Subsidiaries who are Debtors being sold or disposed of (together, the “Relevant Claim”) are (to the same extent, if applicable) unconditionally released and discharged or sold or disposed of concurrently with such sale (and not assumed by the purchaser or one of its Affiliates), and in each case all Security under the Transaction Security Documents in respect of the assets of such Debtors is simultaneously and unconditionally released and discharged concurrently with such sale, provided that if the Common Security Agent:

(A)	(acting reasonably and in good faith) determines that the Senior Secured Convertible Notes Creditors will recover a greater amount or proceeds if such Relevant Claim and Security is sold, disposed of, or otherwise transferred to the purchaser or one of its Affiliates and not released or discharged; and

(B)	serves a written notice on the Common Security Agent confirming the same, then the Common Security Agent is authorised and shall be entitled immediately to sell and transfer such Relevant Claim and Security to the purchaser or one of its Affiliates.

(d)	Notwithstanding any other provision of this Agreement to the contrary, if, prior to the Senior Secured Convertible Notes Discharge Date, a Distressed Disposal, or a disposal, sale or transfer of Senior Secured Convertible Notes Liabilities, is being effected, the Common Security Agent is not authorised to:

(i)	release any Debtor, Security Grantor, Subsidiary of the Parent (or Debtor) or Holding Company of the Parent (or Debtor) from any Senior Secured Convertible Notes Liabilities; nor

(ii)	sell, dispose of or transfer any Senior Secured Convertible Notes Liabilities; nor

(iii)	release or dispose of or transfer any Transaction Security in respect of any Senior Secured Convertible Notes Liabilities,

unless the Senior Secured Convertible Notes Liabilities will be paid (or repaid) in full in cash (and not in Non-Cash Consideration) simultaneously with that release, disposal or transfer.

12.5	Appointment of Financial Adviser

(a)	Without prejudice to Clause 17.9 (Rights and Discretions), the Common Security Agent may engage, or approve the engagement of, (in each case on such terms as it may consider appropriate (including restrictions on that Financial Adviser’s liability and the extent to which any advice, valuation or opinion may be relied on or disclosed)), pay for and rely on the services of a Financial Adviser to provide a Fairness Opinion or any other advice, valuation or opinion in connection with:

(i)	a Distressed Disposal, Liabilities Sale or a Debt Disposal;

(ii)	the application or distribution of any proceeds of a Distressed Disposal, Liabilities Sale or a Debt Disposal; or

(iii)	any amount of Non-Cash Consideration which is subject to Clause 8.2 (Turnover by Creditors).

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(b)	For the purposes of paragraph (a) above, the Common Security Agent shall act:

(i)	on the instructions of the Instructing Group if the Financial Adviser is providing a valuation for the purposes of Clause 13.2 (Cash Value of Non-Cash Recoveries); or

(ii)	otherwise in accordance with Clause 12.6 (Common Security Agent’s Actions).

12.6	Common Security Agent’s Actions

For the purposes of Clause 12.1 (Facilitation of Distressed Disposals and Appropriation) and Clause 12.3 (Fair Value), the Common Security Agent shall:

(a)	act in the case of an Appropriation or if the relevant Distressed Disposal is being effected by way of enforcement of the Transaction Security, in accordance with Clause 10.1 (Enforcement Instructions: Transaction Security) or Clause 10.3 (Manner of Enforcement: Transaction Security); and

(b)	in any other case:

(i)	act on the instructions of the Instructing Group; or

(ii)	in the absence of any such instructions, be entitled, but not obliged, to act as it sees fit.

13.	Non-Cash Recoveries

13.1	Common Security Agent and Non-Cash Recoveries

To the extent the Common Security Agent receives or recovers any Non-Cash Recoveries, it may (acting on the instructions of the Instructing Group, but without prejudice to its ability to exercise its discretion under Clause 15.2 (Prospective Liabilities)):

(a)	distribute those Non-Cash Recoveries pursuant to Clause 15 (Application of Proceeds) as if they were Cash Proceeds;

(b)	hold, manage, exploit, collect, realise and dispose of those Non-Cash Recoveries; and

(c)	hold, manage, exploit, collect, realise and distribute any resulting Cash Proceeds.

13.2	Cash Value of Non-Cash Recoveries

(a)	The cash value of any Non-Cash Recoveries shall be determined by reference to a valuation obtained by the Common Security Agent from a Financial Adviser appointed by the Common Security Agent pursuant to Clause 12.5 (Appointment of Financial Adviser) (taking into account any notional conversion made pursuant to Clause 15.4 (Currency Conversion)).

(b)	If any Non-Cash Recoveries are distributed pursuant to Clause 15 (Application of Proceeds), the extent to which such distribution is treated as discharging the Liabilities shall be determined by reference to the cash value of those Non-Cash Recoveries determined pursuant to paragraph (a) above.

13.3	Creditor Representatives and Non-Cash Recoveries

(a)	Subject to paragraph (b) below and to Clause 13.4 (Alternative to Non-Cash Consideration), if, pursuant to Clause 15 (Application of Proceeds), a Creditor Representative receives Non-Cash Recoveries for application towards the discharge of any Liabilities, that Creditor Representative shall apply those Non-Cash Recoveries in accordance with the relevant Debt Document as if they were Cash Proceeds.

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(b)	A Creditor Representative may:

(i)	use any reasonably suitable method of distribution, as it may determine in its discretion, to distribute those Non-Cash Recoveries in the order of priority that would apply under the relevant Debt Document if those Non-Cash Recoveries were Cash Proceeds;

(ii)	hold any Non-Cash Recoveries through another person; and

(iii)	hold any amount of Non-Cash Recoveries for so long as that Creditor Representative shall think fit for later application pursuant to paragraph (a) above.

13.4	Alternative to Non-Cash Consideration

(a)	If any Non-Cash Recoveries are to be distributed pursuant to Clause 15 (Application of Proceeds), the Common Security Agent shall (prior to that distribution and taking into account the Liabilities then outstanding and the cash value of those Non-Cash Recoveries) notify the Secured Creditors entitled to receive those Non-Cash Recoveries pursuant to that distribution (the “Entitled Creditors”).

(b)	If:

(i)	it would be unlawful for an Entitled Creditor to receive such Non-Cash Recoveries (or it would otherwise conflict with that Entitled Creditor’s constitutional documents for it to do so); and

(ii)	that Entitled Creditor promptly so notifies the Common Security Agent and supplies such supporting evidence as the Common Security Agent may reasonably require, that Entitled Creditor shall be a “Cash Only Creditor” and the Non-Cash Recoveries to which it is entitled shall be “Retained Non-Cash”.

(c)	To the extent that, in relation to any distribution of Non-Cash Recoveries, there is a Cash Only Creditor:

(i)	the Common Security Agent shall not distribute any Retained Non-Cash to that Cash Only Creditor (or to any Creditor Representative on behalf of that Cash Only Creditor) but shall otherwise deal with the Non-Cash Recoveries in accordance with this Agreement;

(ii)	the Common Security Agent shall notify the relevant Creditor Representative of that Cash Only Creditor’s identity and its status as a Cash Only Creditor; and

(iii)	to the extent notified pursuant to paragraph (ii) above, no Creditor Representative shall distribute any of those Non-Cash Recoveries to that Cash Only Creditor.

(d)	Subject to Clause 13.5 (Common Security Agent Protection), the Common Security Agent shall hold any Retained Non-Cash and shall, acting on the instructions of the Cash Only Creditor entitled to it, manage, exploit, collect, realise and dispose of that Retained Non-Cash for cash consideration and shall distribute any Cash Proceeds of that Retained Non-Cash to that Cash Only Creditor in accordance with Clause 15 (Application of Proceeds).

(e)	On any such distribution of Cash Proceeds which are attributable to a disposal of any Retained Non-Cash, the extent to which such distribution is treated as discharging the Liabilities due to the relevant Cash Only Creditor shall be determined by reference to:

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(i)	the valuation which determined the extent to which the distribution of the Non-Cash Recoveries to the other Entitled Creditors discharged the Liabilities due to those Entitled Creditors; and

(ii)	the Retained Non-Cash to which those Cash Proceeds are attributable.

(f)	Each Secured Party (other than the Common Security Agent) shall, following a request by the Common Security Agent (acting in accordance with Clause 12.6 (Common Security Agent’s Actions)), notify the Common Security Agent of the extent to which paragraph (b)(i) above would apply to it in relation to any distribution or proposed distribution of Non-Cash Recoveries.

(g)	Notwithstanding any other provision of this Agreement to the contrary, Liabilities owed by the Debtors to the Senior Secured Convertible Notes Creditors under the Senior Secured Convertible Notes Documents may only be repaid or discharged or sold or disposed of in and for cash and not Non-Cash Consideration.

13.5	Common Security Agent Protection

(a)	No Distressed Disposal or Debt Disposal may be made in whole or part for Non-Cash Consideration if the Common Security Agent has reasonable grounds for believing that its receiving, distributing, holding, managing, exploiting, collecting, realising or disposing of that Non-Cash Consideration would have an adverse effect on it.

(b)	If the Common Security Agent has reasonable grounds for believing that it would in any way be adversely affected by holding, managing, exploiting or collecting any Non-Cash Consideration distributed to it pursuant to Clause 7.4 (Non-Cash Distributions), the Common Security Agent may, at any time after notifying the Creditors entitled to that Non-Cash Consideration and notwithstanding any instruction from a Creditor or group of Creditors pursuant to the terms of any Debt Document, immediately realise and dispose of that Non-Cash Consideration for cash consideration (and distribute any Cash Proceeds of that Non-Cash Consideration to the relevant Creditors in accordance with Clause 15 (Application of Proceeds)).

(c)	If the Common Security Agent has reasonable grounds for believing that it would in any way be adversely affected by holding, managing, exploiting or collecting any Retained Non-Cash held by it for a Cash Only Creditor (each as defined in Clause 13.4 (Alternative to Non-Cash Consideration)), the Common Security Agent may at any time, after notifying that Cash Only Creditor and notwithstanding any instruction from a Creditor or group of Creditors pursuant to the terms of any Debt Document, immediately realise and dispose of that Retained Non-Cash for cash consideration (and distribute any Cash Proceeds of that Retained Non-Cash to that Cash Only Creditor in accordance with Clause 15 (Application of Proceeds)).

14.	Further Assurance – Disposals and Releases

Each Creditor, each Debtor and each Security Grantor will:

(a)	do all things that the Common Security Agent requests in order to give effect to Clause 11 (Non-Distressed Disposals) and Clause 12 (Distressed Disposals and Appropriation) (which shall include, without limitation, the execution of any assignments, transfers, releases or other documents that the Common Security Agent may consider to be necessary to give effect to the releases or disposals contemplated by those Clauses); and

(b)	if the Common Security Agent is not entitled to take any of the actions contemplated by those Clauses or if the Common Security Agent requests that any Creditor, Debtor or Security Grantor take any such action, take that action itself in accordance with the instructions of the Common Security Agent, provided that the proceeds of those disposals are applied in accordance with Clause 11 (Non-Distressed Disposals) or Clause 12 (Distressed Disposals and Appropriation) as the case may be.

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Section 6

Proceeds

15.	Application of Proceeds

15.1	Order of Application: Common Recoveries

Subject to Clause 15.2 (Prospective Liabilities), all amounts from time to time received or recovered by the Common Security Agent (in its capacity as such) shall be applied by the Common Security Agent, to the extent permitted by applicable law (and subject to the provisions of this Clause 15), in the following order of priority (and shall, prior to such application, be held by the Common Security Agent on trust and/or as agent for the relevant creditors):

(a)	first, in discharging any sums owing to the Common Security Agent (other than pursuant to Clause 17.3 (Parallel Debt (Covenant to Pay the Common Security Agent))), any Receiver or any Delegate and in payment to the Creditor Representatives of the relevant Creditor Representative Amounts;

(b)	second, in discharging all costs and expenses incurred by the Common Security Agent in connection with any realisation or enforcement of any Transaction Security taken in accordance with the terms of this Agreement or any action taken at the request of the Common Security Agent under Clause 7.6 (Further Assurance – Insolvency Event);

(c)	third, in payment or distribution to:

(i)

(A)	each Creditor Representative in respect of any Pari Passu Creditors, on its own behalf and on behalf of the Pari Passu Creditor for which it is the Creditor Representative; and

(B)	to the extent there is no applicable Creditor Representative, each Pari Passu Creditor on its own behalf, in each case, in relation to the Senior Secured Convertible Notes Liabilities pro rata between such Senior Secured Convertible Notes Creditors, for application towards the discharge of such Senior Secured Convertible Notes Liabilities;

(ii)	the 2029 Notes Trustee in respect of the payment of the Pari Passu 2029 Notes Liabilities (only); and

(iii)	each other Creditor Representative in respect of any other Pari Passu Creditors on its own behalf and on behalf of the Pari Passu Creditors for which it is the Creditor Representative pro rata between such Pari Passu Creditors, pro rata between the Pari Passu Liabilities under sub-paragraphs (i) to (iii) above (which, for the avoidance of doubt, excludes the Second Ranking 2029 Notes Liabilities);

(d)	fourth, in payment or distribution to the 2029 Notes Trustee for application towards the discharge of the Second Ranking 2029 Notes Liabilities;

(e)	fifth, in payment or distribution to any person to whom the Common Security Agent is obliged to pay or distribute in priority to any Debtor; and

(f)	sixth, the balance, if any, in payment or distribution to the relevant Debtor.

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15.2	Prospective Liabilities

Following a Distress Event, the Common Security Agent may, in its discretion:

(a)	hold any Enforcement Proceeds and other amounts received or recovered by the Common Security Agent (in its capacity as such) pursuant to Clause 15.1 (“Common Recoveries”) which is in the form of cash, and any cash which is generated by holding, managing, exploiting, collecting, realising or disposing of any Non-Cash Consideration, in one or more interest bearing suspense or impersonal accounts in the name of the Common Security Agent with such financial institution (including itself) as the Common Security Agent shall think fit (the interest being credited to the relevant account); and

(b)	hold, manage, exploit, collect and realise any amount of the Common Recoveries which is in the form of Non-Cash Consideration, in each case for so long as the Common Security Agent shall think fit for later application under Clause 15 in respect of:

(i)	any sum to the Common Security Agent, any Receiver or any Delegate; and

(ii)	any part of the Liabilities, that the Common Security Agent reasonably considers, in each case, might become due or owing at any time in the future.

15.3	Investment of Cash Proceeds

Prior to the application of the proceeds of any Security Property in accordance with Clause 15, the Common Security Agent may, in its discretion, hold all or part of any Cash Proceeds in one or more interest bearing suspense or impersonal accounts in the name of the Common Security Agent with such financial institution (including itself) and for so long as the Common Security Agent shall think fit (the interest being credited to the relevant account) pending the application from time to time of those monies in the Common Security Agent’s discretion in accordance with the provisions of this Clause 15.

15.4	Currency Conversion

(a)	For the purpose of, or pending the discharge of, any of the Secured Obligations the Common Security Agent may:

(i)	convert any moneys received or recovered by the Common Security Agent (including any Cash Proceeds) from one currency to another, at the Spot Rate of Exchange; and

(ii)	notionally convert the valuation provided in any opinion or valuation from one currency to another, at the Spot Rate of Exchange.

(b)	The obligations of any Debtor to pay in the due currency shall only be satisfied:

(i)	in the case of paragraph (a)(i) above, to the extent of the amount of the due currency purchased after deducting the costs of conversion; and

(ii)	in the case of paragraph (a)(ii) above, to the extent of the amount of the due currency which results from the notional conversion referred to in that paragraph.

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15.5	Permitted Deductions

The Common Security Agent shall be entitled, in its discretion to set aside by way of reserve amounts required to meet and to make and pay, any deductions and withholdings (on account of Taxes or otherwise) which it is or may be required by any applicable law or regulation to make from any distribution or payment made by it under this Agreement, and to pay all Taxes which may be assessed against it in respect of any of the Charged Property, or as a consequence of performing its duties or exercising its rights, powers, authorities and discretions, or by virtue of its capacity as the Common Security Agent under any of the Debt Documents or otherwise (other than in connection with its remuneration for performing its duties under this Agreement).

15.6	Good Discharge

(a)	Any distribution or payment to be made in respect of the Secured Obligations by the Common Security Agent may be made to the relevant Creditor Representative on behalf of its Pari Passu Creditors or Second Ranking 2029 Notes Creditors.

(b)	Any distribution or payment made as described in paragraph (a) above shall be a good discharge, to the extent of that payment or distribution, by the Common Security Agent:

(i)	in the case of a payment made in cash, to the extent of that payment; and

(ii)	in the case of a distribution of Non-Cash Recoveries, as determined by Clause 13.2 (Cash Value of Non-Cash Recoveries).

(c)	The Common Security Agent is under no obligation to make the payments to the Creditor Representatives under paragraph (a) above in the same currency as that in which the Liabilities owing to the relevant Pari Passu Creditor or Second Ranking 2029 Notes Creditor are denominated pursuant to the relevant Debt Document.

15.7	Calculation of Amounts

For the purpose of calculating any person’s share of any amount payable to or by it, the Common Security Agent shall be entitled to:

(a)	notionally convert the Liabilities owed to any person into a common base currency (decided in its discretion by the Common Security Agent), that notional conversion to be made at the spot rate at which the Common Security Agent is able to purchase the notional base currency with the actual currency of the Liabilities owed to that person at the time at which that calculation is to be made; and

(b)	assume that all amounts received or recovered as a result of the enforcement or realisation of any Security Property are applied in discharge of the Liabilities in accordance with the terms of the Debt Documents under which those Liabilities have arisen.

16.	Turnover of Enforcement Proceeds

16.1	Turnover of Enforcement Proceeds

If:

(a)	the Common Security Agent or a Creditor Representative is not entitled, for reasons of applicable law, to pay or distribute amounts received pursuant to the making of a demand under any guarantee, indemnity or other assurance against loss or the enforcement of the Transaction Security to a Secured Party (as applicable, the “Required Payees”) but is entitled to pay or distribute those amounts to Secured Parties who, in accordance with Clause 15 (Application of Proceeds), are subordinated in priority to the relevant Required Payees (the “Subordinated Payee”); and

(b)	the Priority Discharge Date has not yet occurred (nor would occur after taking into account such payments),

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then if:

(i)	the relevant Required Payee has consented in writing to the Common Security Agent making the payment to the Subordinated Payee;

(ii)	the Common Security Agent may make such payment to the Subordinated Payee, and the Subordinated Payee shall make such payments or distributions to the relevant Required Payees to place the relevant Required Payees in the position they would have been in had such amounts been available for application against the applicable Liabilities in accordance with Clause 15 (Application of Proceeds) within three Business Days of the Subordinated Payee receiving such payment from the Common Security Agent.

16.2	Default in Payment

If a Subordinated Payee fails to make a payment due from it under this Clause 16:

(a)	the Subordinated Payee shall owe the Required Payee liquidated damages equal to the amount paid to it by the Common Security Agent pursuant to Clause 16.1 (Turnover of Enforcement Proceeds) plus costs, expenses and Taxes thereon incurred by the Required Payee in recovering such amount; and

(b)	the Common Security Agent shall be entitled (but not obliged) to take action on behalf of the Required Payee to whom such payment was to be redistributed (subject to being indemnified to its satisfaction by such Required Payee in respect of costs) but shall have no liability or obligation towards such Required Payee or any other Creditor as regards such default in payment and any loss suffered as a result of such default shall lie where it falls.

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Section 7

The Parties

17.	The Common Security Agent

17.1	Appointment of the Common Security Agent

(a)	The Common Security Agent will act in relation to all Transaction Security Documents.

(b)	Each Secured Party irrevocably appoints the Common Security Agent in accordance with the following provisions of this Clause 17 to act as its agent, trustee, joint and several creditor, attorney in fact or beneficiary of a parallel debt (as the case may be) under this Agreement and with respect to the applicable Transaction Security Documents and irrevocably authorises the Common Security Agent (whether acting as security trustee or security agent) on its behalf to:

(i)	execute each Transaction Security Document, as applicable, expressed to be executed by the Common Security Agent on its behalf (and in the name of and for the benefit of each Secured Party thereto, as the case may be); and

(ii)	perform such duties and exercise such rights and powers under this Agreement and the Transaction Security Documents as are specifically delegated to the Common Security Agent by the terms, together with such rights, powers and discretions as are reasonably incidental thereto.

(c)	The Common Security Agent shall have only those duties, obligations and responsibilities which are expressly specified in this Agreement and/or the Transaction Security Documents to which the Common Security Agent is a party (and no others shall be implied). The Common Security Agent’s duties under this Agreement and/or the Transaction Security Documents to which the Common Security Agent is a party are solely of a mechanical and administrative nature.

(d)	Each of the Secured Parties authorises the Common Security Agent to perform on its behalf and/or in the name and for the benefit of each Secured Party, as the case may be, the duties, obligations and responsibilities and/or to exercise the rights, powers, authorities and discretions specifically given to the Common Security Agent under or in connection with the Debt Documents together with any other incidental rights, powers, authorities and discretions (even if it involves self-contracting (autocontratación), multi-representation or conflict of interest), including, without limitation, to enter into any document related to this mandate and, specifically, those deemed necessary or appropriate according to the mandate received (including, but not limited to, documents of formalisation, acknowledgement, confirmation, modification or release, acceptance of any security interest and acceptance of acknowledgement of debts by Debtors).

(e)	Each Secured Party accepts and acknowledges that the powers and authorities conferred to the Common Security Agent pursuant to the provisions of this Agreement and in compliance with the formalities of English law are, in their view, enough and shall be considered valid to all effects for their use before any authorities of other jurisdictions, without prejudice to the granting of any additional powers, authorities, deeds and/or documents (whether public or private) which are or may be from time to time required in any other jurisdiction to ratify, clarify, confirm and/or complete the authorities granted to the Common Security Agent pursuant to this Agreement.

(f)	The Common Security Agent may carry out what in its discretion it considers to be administrative acts, or acts which are incidental to any instruction, without any instructions (though not contrary to any such instruction), but so that no such instruction shall have any effect in relation to any administrative or incidental act performed prior to actual receipt of such instruction by the Common Security Agent.

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17.2	Common Security Agent as Trustee and/or Agent

(a)	The Common Security Agent declares that it holds the Security Property on trust and/or as agent for the Secured Parties on the Secured Parties’ name and behalf and for the Secured Parties’ benefit on the terms contained in this Agreement.

(b)	Each of the Secured Parties other than the Common Security Agent authorises the Common Security Agent to perform the duties, obligations and responsibilities and to exercise the rights, powers, authorities and discretions specifically given to the Common Security Agent under or in connection with the Debt Documents together with any other incidental rights, powers, authorities and discretions and each of the Secured Parties other than the Common Security Agent authorises the Common Security Agent to execute each Transaction Security Document to be executed by the Common Security Agent on its behalf or in its own name under the Parallel Debt.

(c)	The above notwithstanding, the Common Security Agent, acting at its discretion and to the extent reasonably possible, may invite the Secured Parties to enter into and/or to enforce rights under each Debt Document jointly with the Common Security Agent, but this does not grant any Secured Party the right to enter into and/or to enforce any rights under any Debt Document jointly with the Common Security Agent.

(d)	Each Secured Party irrevocably (i) appoints the Common Security Agent in its name and on its behalf to act as its agent under and in connection with the Transaction Security Documents, (ii) authorises the Common Security Agent in its name and on its behalf to hold, sign, execute and enforce the Transaction Security Documents as regulated by, and as provided for, in the relevant Transaction Security Document and (iii) authorises the Common Security Agent in its name and on its behalf to perform the duties and to exercise the rights, powers, authorities and discretions that are specifically given to it under or in connection with the Transaction Security Documents, together with any other incidental rights, powers, authorities and discretions.

17.3	Parallel Debt (Covenant to Pay the Common Security Agent)

(a)	Each Debtor and each Security Grantor hereby irrevocably and unconditionally undertakes (each such Debtor’s and Security Grantor’s undertaking and the obligations and liabilities which are a result thereof, hereinafter being referred to as its “Parallel Debt”) to pay to the Common Security Agent amounts equal to any Liabilities owing to any Secured Creditor from time to time by that Debtor or Security Grantor (in each case, its “Corresponding Debt”) in accordance with the terms and conditions of such Corresponding Debt. The Parallel Debt of each Debtor and each Security Grantor shall become due and payable as and when its Corresponding Debt becomes due and payable.

(b)	Each Debtor, each Security Grantor and the Common Security Agent acknowledge that the Parallel Debt of each Debtor and each Security Grantor is several and are separate and independent from, and shall not in any way limit or affect, the Corresponding Debt of that Debtor or that Security Grantor to any Secured Party under any Debt Document nor shall the amounts for which each Debtor and each Security Grantor is liable under its Parallel Debt be limited or affected in any way by its Corresponding Debt provided that:

(i)	the Parallel Debt of each Debtor and each Security Grantor shall be decreased to the extent that its Corresponding Debt has been irrevocably paid or (in the case of guarantee obligations) discharged;

(ii)	the Corresponding Debt of each Debtor and each Security Grantor shall be decreased (the portion of the Corresponding Debt that would have subsisted but for that decrease being the “Discharged Corresponding Debt Amount”) to the extent that its Parallel Debt has been irrevocably paid or (in the case of guarantee obligations) discharged; and

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(iii)	the amount of the Parallel Debt of a Debtor or a Security Grantor shall at all times be equal to the amount of its Corresponding Debt.

(c)	For the purpose of this Clause 17.3, the Common Security Agent acts in its own name and not as a trustee or agent and its claims in respect of each Parallel Debt shall not be held on trust. The Security granted under the Transaction Security Documents to the Common Security Agent to secure each Parallel Debt is granted to the Common Security Agent in its capacity as sole creditor of each Parallel Debt and shall not be held on trust.

(d)	If the Parallel Debt of a Debtor or a Security Grantor has been irrevocably paid or (in the case of guarantee obligations) discharged (with the result that its Corresponding Debt is decreased pursuant to subparagraph (b)(ii)above):

(i)	the Common Security Agent shall pay to the Creditor(s) to whom (but for the operation of subparagraph (b)(ii) above) the resulting Discharged Corresponding Debt Amount would have been owed an amount equal to that Discharged Corresponding Debt Amount; and

(ii)	the recipients of the payment made by the Common Security Agent pursuant to subparagraph (i) above shall treat that payment as if it had been made by that Debtor or that Security Grantor on account of the relevant Corresponding Debt.

(e)	All amounts received or recovered by the Common Security Agent from or by the enforcement of any Security granted to secure each Parallel Debt shall be applied in or towards the discharge of the applicable Debtor’s or Security Grantor’s Parallel Debt in accordance with Clause 15 (Application of Proceeds), subject to limitations (if any) expressly provided for in any Transaction Security Document, which application shall be treated as an irrevocable payment of that Debtor’s or that Security Grantor’s Parallel Debt (and so, to that extent, thereupon decrease that Debtor’s or that Security Grantor’s Corresponding Debt) and whereupon paragraph (d) above shall apply.

(f)	Without limiting or affecting the Common Security Agent’s rights against the Debtors and the Security Grantors (whether under this Clause 17.3 or under any other provision of the Debt Documents), each Debtor and each Security Grantor acknowledges that:

(i)	nothing in this Clause 17.3 shall impose any obligation on the Common Security Agent to advance any sum to any Debtor or any Security Grantor or otherwise under any Debt Document, except in its capacity as a Secured Party or as otherwise provided under any Debt Document; and

(ii)	for the purpose of any vote taken under any Debt Document, the Common Security Agent shall not be regarded as having any participation or commitment other than those which it has in its capacity as a Secured Party.

17.4	Instructions

(a)	The Common Security Agent shall:

(i)	subject to paragraphs (d) and (e) below, exercise or refrain from exercising any right, duty, determination, instruction, approval, demand, requirements, apportionment, request or power, authority or discretion (including any obligation to make calculations) vested in it as Common Security Agent in accordance with any instructions given to it by the Instructing Group (or, if this Agreement stipulates the matter is a decision for any other Creditor or group of Creditors, from that Creditor or group of Creditors); and

(ii)	not be liable for any act (or omission) if it acts (or refrains from acting) in accordance with paragraph (i) above (or, if this Agreement stipulates the matter is a decision for any other Creditor or group of Creditors, in accordance with instructions given to it by that Creditor or group of Creditors) and shall be entitled to assume that any instructions received by it from a Creditor or group of Creditors are duly given in accordance with the terms of the Debt Documents.

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(b)	The Common Security Agent shall be entitled to request direction or instructions, or clarification of any instruction, from the Instructing Group (or, if this Agreement stipulates the matter is a decision for any other Creditor or group of Creditors, from that Creditor or group of Creditors) as to whether, and in what manner, it should exercise or refrain from exercising any right, power, authority or discretion and the Common Security Agent may refrain from acting unless and until it receives those instructions or that clarification.

(c)	Save in the case of decisions stipulated to be a matter for any other Creditor or group of Creditors under this Agreement and unless a contrary intention appears in this Agreement, any instructions given to the Common Security Agent by the Instructing Group (or, if this Agreement stipulates the matter is a decision for any other Creditor or group of Creditors, from that Creditor or group of Creditors) shall override any conflicting instructions given by any other Parties and will be binding on all Secured Parties.

(d)	Paragraph (a) above shall not apply:

(i)	where a contrary indication appears in this Agreement;

(ii)	where this Agreement requires the Common Security Agent to act in a specified manner or to take a specified action;

(iii)	in respect of any provision which protects the Common Security Agent’s own position in its personal capacity as opposed to its role of Common Security Agent for the Secured Parties including, without limitation, Clause 17.7 (No Duty to Account) to Clause 17.12 (Exclusion of Liability), Clause 17.15 (Confidentiality) to Clause 17.22 (Custodians and Nominees) and Clause 17.25 (Acceptance of Title) to Clause 17.28 (Disapplication of Trustee Acts);

(iv)	in respect of the exercise of the Common Security Agent’s discretion to exercise a right, power or authority under any of:

(A)	Clause 11 (Non-Distressed Disposals);

(B)	Clause 15.1 (Order of Application: Common Recoveries);

(C)	Clause 15.2 (Prospective Liabilities); and

(D)	Clause 15.5 (Permitted Deductions).

(e)	If giving effect to instructions given by the Instructing Group (or, if this Agreement stipulates the matter is a decision for any other Creditor or group of Creditors, from that Creditor or group of Creditors) would (in the Common Security Agent’s opinion) have an effect equivalent to an Intercreditor Amendment, the Common Security Agent shall not act in accordance with those instructions unless consent to it so acting is obtained from each Party (other than the Common Security Agent) whose consent would have been required in respect of that Intercreditor Amendment.

(f)	In exercising any discretion to exercise a right, power or authority under the Debt Documents where either:

(i)	it has not received any instructions as to the exercise of that discretion; or

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(ii)	the exercise of that discretion is subject to paragraph (d) (iv) above, the Common Security Agent may do so having regard to the interests of all the Secured Parties.

(g)	The Common Security Agent may refrain from acting in accordance with any instructions of any Creditor or group of Creditors until it has received any indemnification and/or security that it may in its discretion require (which may be greater in extent than that contained in the Debt Documents and which may include payment in advance) for any cost, loss or liability (together with any applicable VAT) which it may incur in complying with those instructions.

(h)	Without prejudice to the provisions of Clause 10 (Enforcement of Transaction Security) and the remainder of this Clause 17, in the absence of instructions, the Common Security Agent may act (or refrain from acting) as it considers in its discretion to be appropriate.

17.5	Duties of the Common Security Agent

(a)	The Common Security Agent’s duties under the Debt Documents are solely mechanical and administrative in nature.

(b)	The Common Security Agent shall promptly:

(i)	forward to each Creditor Representative a copy of any document received by the Common Security Agent from any Debtor or any Security Grantor under any Debt Document; and

(ii)	forward to a Party the original or a copy of any document which is delivered to the Common Security Agent for that Party by any other Party.

(c)	The Common Security Agent is not obliged to review or check the adequacy, accuracy or completeness of any document it forwards to another Party.

(d)	Without prejudice to Clause 22.3 (Notification of Prescribed Events), if the Common Security Agent receives notice from a Party referring to any Debt Document, describing a Default and stating that the circumstance described is a Default, it shall promptly notify the other Secured Parties.

(e)	To the extent that a Party (other than the Common Security Agent) is required to calculate a Common Currency Amount, the Common Security Agent shall upon a request by that Party, promptly notify that Party of the Spot Rate of Exchange.

(f)	The Common Security Agent shall have only those duties, obligations and responsibilities expressly specified in the Debt Documents to which it is expressed to be a party (and no others shall be implied).

(g)	The Common Security Agent is not responsible or liable for or under an obligation to verify the accuracy or completeness of any information (whether written or oral) supplied by a Party in connection with the Debt Documents or the transactions contemplated by the Debt Documents or any other agreements, arrangements or document entered into, made or executed under or in connection with any Debt Documents.

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(h)	Notwithstanding anything in any Debt Document to the contrary, the Common Security Agent shall not do, or be authorised or required to do, anything which might constitute a regulated activity for the purpose of the Financial Services and Markets Act 2000 (“FSMA”), unless it is authorised under FSMA to do so. The Common Security Agent shall have the discretion at any time:

(i)	to delegate any of the functions which fall to be performed by an authorised person under FSMA to any other agent or person which also has the necessary authorisations and licences; and

(ii)	to apply for authorisation under FSMA and perform any or all such functions itself if, in its absolute discretion, it considers it necessary, desirable or appropriate to do so.

(i)	The powers conferred on the Common Security Agent under the Senior Secured Convertible Notes Instruments, the other Debt Documents, this Agreement and related Transaction Security Documents are solely to protect its interest in the Transaction Security and shall not impose any duty upon it to exercise any such powers. Except for the safe custody and preservation of the Transaction Security in its possession and the accounting for monies actually received by it, the Common Security Agent shall have no other duty as to the Transaction Security, whether or not the Common Security Agent has or is deemed to have knowledge of any matters, or as to the taking of any necessary steps to preserve rights against any parties or any other rights pertaining to the Transaction Security. The Common Security Agent hereby agrees to exercise reasonable care in respect of the custody and preservation of the Transaction Security. The Common Security Agent shall be deemed to have exercised reasonable care in the custody and preservation of the Transaction Security in its possession if such Transaction Security is accorded treatment substantially equal to that which the Common Security Agent accords its own property.

17.6	No Fiduciary Duties to Debtors or Security Grantors

Nothing in this Agreement constitutes the Common Security Agent as an agent, trustee or fiduciary of any Debtor or any Security Grantor.

17.7	No Duty to Account

The Common Security Agent shall not be bound to account to any other Secured Party for any sum or the profit element of any sum received by it for its own account.

17.8	Business with the Parent, the Group and Security Grantors

The Common Security Agent may accept deposits from, lend money to and generally engage in any kind of banking or other business with any member of the Group, Debtor or any Security Grantor.

17.9	Rights and Discretions

(a)	The Common Security Agent may:

(i)	rely on any representation, communication, notice or document believed by it to be genuine, correct and appropriately authorised;

(ii)	rely on any certificate or statement made by a director, authorised signatory or employee of any person regarding any matters which may reasonably be assumed to be within his knowledge or within his power to verify and may rely on the truth and accuracy of that statement or certificate; and

(iii)	assume that:

(A)	any instructions received by it from the Instructing Group, any Creditors or any group of Creditors are duly given in accordance with the terms of the Debt Documents;

(B)	unless it has received notice of revocation, that those instructions have not been revoked; and

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(C)	if it receives any instructions to act in relation to the Transaction Security, that all applicable conditions under the Debt Documents for so acting have been satisfied; and

(iv)	rely on a certificate from any person:

(A)	as to any matter of fact or circumstance which might reasonably be expected to be within the knowledge of that person; or

(B)	to the effect that such person approves of any particular dealing, transaction, step, action or thing, as sufficient evidence that that is the case and, in the case of paragraph (A) above, may assume the truth and accuracy of that certificate.

(b)	The Common Security Agent may assume (unless it has received notice to the contrary in its capacity as security trustee for the relevant Secured Parties) that:

(i)	no Default has occurred and no Debtor or other person is in breach of or default under its obligations under any of the Debt Documents;

(ii)	any right, power, authority or discretion vested in any Party or any group of Creditors has not been exercised;

(iii)	any notice made by any member of the Group is made on behalf of and with the consent and knowledge of all the Debtors and all the Security Grantors; and

(iv)	if it receives any instructions or directions under Clause 10 (Enforcement of Transaction Security) to take any action in relation to the Transaction Security, assume that all applicable conditions under the Debt Documents for taking that action have been satisfied.

(c)	The Common Security Agent may engage and pay for the advice or services of any lawyers, accountants, tax advisers, surveyors or other professional advisers or experts.

(d)	Without prejudice to the generality of paragraph (c) above or paragraph (e) below, the Common Security Agent may at any time engage and pay for the services of any lawyers to act as independent counsel to the Common Security Agent (and so separate from any lawyers instructed by any other Creditor) if the Common Security Agent in its reasonable opinion deems this to be desirable, including for the purposes of determining the consent level required for effecting any consent.

(e)	The Common Security Agent may rely on the advice or services of any lawyers, accountants, tax advisers, surveyors or other professional advisers or experts (whether obtained by the Common Security Agent or by any other Party) and shall not be liable for any damages, costs or losses to any person, any diminution in value or any liability whatsoever arising as a result of its so relying.

(f)	The Common Security Agent, any Receiver and any Delegate may act in relation to the Debt Documents and the Security Property through its officers, employees and agents and shall not:

(i)	be liable for any error of judgment made by any such person; or

(ii)	be bound to supervise, or be in any way responsible for any loss incurred by reason of misconduct, omission or default on the part of any such person, unless such error or such loss was directly caused by the Common Security Agent’s, Receiver’s or Delegate’s gross negligence or wilful misconduct.

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(g)	Unless this Agreement expressly specifies otherwise, the Common Security Agent may disclose to any other Party any information it reasonably believes it has received as security trustee under this Agreement.

(h)	Notwithstanding any other provision of any Debt Document to the contrary, the Common Security Agent is not obliged to do or omit to do anything if it would, or might in its reasonable opinion, constitute a breach of any law or regulation or a breach of a fiduciary duty or duty of confidentiality and the Common Security Agent may do anything which is, in its opinion, necessary to comply with any such law, directive, regulation fiduciary duty or duty of confidentiality.

(i)	Notwithstanding any other provision of any Debt Document to the contrary, the Common Security Agent is not obliged to expend or risk its own funds or otherwise incur any financial liability in the performance of its duties, obligations or responsibilities or the exercise of any right, power, authority or discretion if it has grounds for believing the repayment of such funds or adequate indemnity against, or security for, such risk or liability is not reasonably assured to it.

17.10	Responsibility for Documentation

None of the Common Security Agent, any Receiver nor any Delegate is responsible or liable for:

(a)	the adequacy, accuracy or completeness of any information (whether oral or written) supplied by the Common Security Agent, a Debtor, a Security Grantor or any other person in or in connection with any Debt Document or the transactions contemplated in the Debt Documents or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Debt Document;

(b)	the legality, validity, effectiveness, adequacy or enforceability of any Debt Document, the Security Property or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Debt Document or the Security Property; or

(c)	any determination as to whether any information provided or to be provided to any Secured Party is non-public information the use of which may be regulated or prohibited by applicable law or regulation relating to insider dealing or otherwise.

17.11	No Duty to Monitor

The Common Security Agent shall not be bound to enquire:

(a)	whether or not any Default has occurred;

(b)	as to the performance, default or any breach by any Party of its obligations under any Debt Document; or

(c)	whether any other event specified in any Debt Document has occurred.

17.12	Exclusion of Liability

(a)	Without limiting paragraph (b) below (and without prejudice to any other provision of any Debt Document excluding or limiting the liability of the Common Security Agent, any Receiver or Delegate), none of the Common Security Agent, any Receiver nor any Delegate will be liable for:

(i)	any damages, costs or losses to any person, any diminution in value, or any liability whatsoever arising as a result of taking or not taking any action under or in connection with any Debt Document or the Security Property unless directly caused by its gross negligence or wilful misconduct;

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(ii)	exercising or not exercising any right, power, authority or discretion given to it by, or in connection with, any Debt Document, including, without limitation, when (A) acting as attorney of any Party under any Debt Document and (B) exercising any right, power or authority in accordance with paragraph (f) of Clause 17.4 (Instructions) above, the Security Property or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with, any Debt Document or the Security Property;

(iii)	any shortfall which arises on the enforcement or realisation of the Security Property; or

(iv)	without prejudice to the generality of paragraphs (i) to (iii) above, any damages, costs, losses, any diminution in value or any liability whatsoever arising as a result of:

(A)	any act, event or circumstance not reasonably within its control; or

(B)	the general risks of investment in, or the holding of assets in, any jurisdiction, including (in each case and without limitation) such damages, costs, losses, diminution in value or liability arising as a result of: nationalisation, expropriation or other governmental actions; any regulation, currency restriction, devaluation or fluctuation; market conditions affecting the execution or settlement of transactions or the value of assets; breakdown, failure or malfunction of any third party transport, telecommunications, computer services or systems; natural disasters or acts of God; war, terrorism, insurrection or revolution; or strikes or industrial action.

(b)	No Party (other than the Common Security Agent, that Receiver or that Delegate (as applicable)) may take any proceedings against any officer, employee or agent of the Common Security Agent, a Receiver or a Delegate in respect of any claim it might have against the Common Security Agent, a Receiver or a Delegate or in respect of any act or omission of any kind by that officer, employee or agent in relation to any Debt Document or any Security Property and any officer, employee or agent of the Common Security Agent, a Receiver or a Delegate may rely on this Clause 17.12 subject to Clause 1.3 (Third Party Rights) and the provisions of the Third Parties Act.

(c)	Nothing in this Agreement shall oblige the Common Security Agent to carry out:

(i)	any “know your customer” or other checks in relation to any person; or

(ii)	any check on the extent to which any transaction contemplated by this Agreement might be unlawful for any Creditor, on behalf of any other Creditor and each Creditor other than the Common Security Agent confirms to the Common Security Agent that it is solely responsible for any such checks it is required to carry out and that it may not rely on any statement in relation to such checks made by the Common Security Agent.

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(d)	Without prejudice to any provision of any Debt Document excluding or limiting the liability of the Common Security Agent, any Receiver or Delegate, any liability of the Common Security Agent, any Receiver or Delegate arising under or in connection with any Debt Document or the Security Property shall be limited to the amount of actual loss which has been finally judicially determined to have been suffered (as determined by reference to the date of default of the Common Security Agent, Receiver or Delegate (as the case may be) or, if later, the date on which the loss arises as a result of such default) but without reference to any special conditions or circumstances known to the Common Security Agent, Receiver or Delegate (as the case may be) at any time which increase the amount of that loss. In no event shall the Common Security Agent, any Receiver or Delegate be liable for any loss of profits, goodwill, reputation, business opportunity or anticipated saving, or for special, punitive, indirect or consequential damages, whether or not the Common Security Agent, Receiver or Delegate (as the case may be) has been advised of the possibility of such loss or damages.

(e)	In the event that the Common Security Agent is required to acquire title to an asset for any reason, or take any managerial action of any kind in regard thereto, in order to carry out any obligation for the benefit of another, which in the Common Security Agent’s sole discretion may cause the Common Security Agent to be considered an “owner or operator” under the provisions of CERCLA or otherwise cause the Common Security Agent to incur liability under CERCLA or any other federal, state or local law, the Common Security Agent reserves the right, instead of taking such action, to either resign as the Common Security Agent or arrange for the transfer of the title or control of the asset to a court-appointed receiver. Except for such claims or actions arising directly from the gross negligence or willful misconduct of the Common Security Agent, the Common Security Agent shall not be liable to any person or entity for any environmental claims or contribution actions under any federal, state or local law, rule or regulation by reason of the Common Security Agent’s actions and conduct as authorised, empowered and directed hereunder or relating to the discharge, release or threatened release of hazardous materials into the environment. If at any time after any foreclosure on the Transaction Security (or a transfer in lieu of foreclosure) upon the exercise of remedies in accordance with this Agreement and the applicable Debt Documents it is necessary or advisable to take possession, own, operate or manage any portion of the Transaction Security by any person or entity other than the relevant borrower, the Common Security Agent shall appoint an appropriately qualified person to possess, own, operate or manage such Transaction Security.

17.13	Primary Creditors’ Indemnity to the Common Security Agent

(a)	Each Primary Creditor (other than any Creditor Representative) shall (in the proportion that the Liabilities due to it bear to the aggregate of the Liabilities due to all the Primary Creditors (other than any Creditor Representative) for the time being (or, if the Liabilities due to the Primary Creditors (other than any Creditor Representative) are zero, immediately prior to their being reduced to zero)), indemnify the Common Security Agent and every Receiver and every Delegate, within three Business Days of demand, against any cost, loss or liability incurred by any of them (otherwise than by reason of the Common Security Agent’s, Receiver’s or Delegate’s gross negligence or wilful misconduct) in acting as Common Security Agent, Receiver or Delegate under, or exercising any authority conferred under, the Debt Documents (unless the Common Security Agent, Receiver or Delegate has been reimbursed by a Debtor or a Security Grantor pursuant to a Debt Document).

(b)	Subject to paragraph (c) below, the Parent shall immediately on demand reimburse any Primary Creditor for any payment that Primary Creditor makes to the Common Security Agent pursuant to paragraph (a) above.

(c)	Paragraph (b) above shall not apply to the extent that the indemnity payment in respect of which the Primary Creditor claims reimbursement relates to a liability of the Common Security Agent to a Debtor or a Security Grantor.

17.14	Resignation of the Common Security Agent

(a)	The Common Security Agent may resign and appoint one of its Affiliates acting through an office in the United Kingdom or the European Union as successor, in each case, by giving notice to the Primary Creditors and the Parent.

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(b)	Alternatively, the Common Security Agent may resign by giving thirty (30) days’ notice to the Primary Creditors and the Parent (or such shorter period as the Instructing Group may agree), in which case the Instructing Group may appoint a successor Common Security Agent.

(c)	If the Instructing Group have not appointed a successor Common Security Agent in accordance with paragraph (b) above within twenty (20) days after notice of resignation was given (or such shorter period as the Instructing Group may agree), the retiring Common Security Agent (after consultation with the Creditor Representatives of not more than five Business Days) may appoint a successor Common Security Agent.

(d)	If the Common Security Agent is entitled to appoint a successor Common Security Agent under paragraph (c) above, the Common Security Agent may (if it concludes (acting reasonably) that it is necessary to do so in order to persuade the proposed successor Common Security Agent to become a party to this Agreement as Common Security Agent) agree with the proposed successor Common Security Agent and the Parent (acting reasonably) amendments to this Clause 17 consistent with then current market practice for the appointment and protection of corporate trustees together with, subject to the consent of the Parent if the amendments would have the effect of increasing the agency fee above the level paid to the Common Security Agent at the time of the resignation, any reasonable amendments to the agency fee payable under this Agreement which are consistent with the successor Common Security Agent’s normal fee rates and those amendments will bind the Parties.

(e)	The retiring Common Security Agent shall make available to the successor Common Security Agent such documents and records and provide such assistance as the successor Common Security Agent may reasonably request for the purposes of performing its functions as Common Security Agent under the Debt Documents. The Parent shall, within three Business Days of demand, reimburse the retiring Common Security Agent for the amount of all costs and expenses (including legal fees) properly incurred by it in making available such documents and records and providing such assistance.

(f)	The Common Security Agent’s resignation notice shall only take effect upon:

(i)	the appointment of a successor; and

(ii)	the transfer of all the Security Property to that successor.

(g)	Upon the appointment of a successor, the retiring Common Security Agent shall be discharged from any further obligation in respect of the Debt Documents (other than its obligations under paragraph (b) of Clause 17.26 (Winding Up of Trust) and paragraph (d) above) but shall remain entitled to the benefit of this Clause 17 and Clause 21.1 (Indemnity to the Common Security Agent) (and any Common Security Agent fees for the account of the retiring Common Security Agent shall cease to accrue from (and shall be payable on) that date). Any successor and each of the other Parties shall have the same rights and obligations amongst themselves as they would have had if that successor had been an original Party.

(h)	The Instructing Group may, by notice to the Common Security Agent, require it to resign in accordance with paragraph (b) above. In this event, the Common Security Agent shall resign in accordance with paragraph (b) above. Each Debtor and Security Grantor shall, within five Business Days of request, execute and deliver such documents and make such filings and take all such actions as any replacement Common Security Agent may reasonably require to give effect to such replacement.

(i)	The Common Security Agent is not obliged to provide any reason for its resignation under this Clause 17.

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17.15	Confidentiality

(a)	In acting as trustee and/or agent for the Secured Parties, the Common Security Agent shall be regarded as acting through its trustee division which shall be treated as a separate entity from any other of its divisions or departments.

(b)	If information is received by another division or department of the Common Security Agent, it may be treated as confidential to that division or department and the Common Security Agent shall not be deemed to have notice of it.

(c)	Notwithstanding any other provision of any Debt Document to the contrary, the Common Security Agent is not obliged to disclose to any other person (i) any confidential information or (ii) any other information if the disclosure would, or might in its reasonable opinion, constitute a breach of any law or regulation or a breach of a fiduciary duty.

17.16	Information from the Creditors

Each Creditor shall supply the Common Security Agent with any information that the Common Security Agent may reasonably specify as being necessary or desirable to enable the Common Security Agent to perform its functions as Common Security Agent.

17.17	Credit Appraisal by the Secured Parties

Without affecting the responsibility of any Debtor or a Security Grantor for information supplied by it or on its behalf in connection with any Debt Document, each Secured Party confirms to the Common Security Agent that it has been, and will continue to be, solely responsible for making its own independent appraisal and investigation of all risks arising under or in connection with any Debt Document including but not limited to:

(a)	the financial condition, status and nature of each member of the Group, Debtor and Security Grantor;

(b)	the legality, validity, effectiveness, adequacy or enforceability of any Debt Document, the Security Property and any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Debt Document or the Security Property;

(c)	whether that Secured Party has recourse, and the nature and extent of that recourse, against any Party or any of its respective assets under or in connection with any Debt Document, the Security Property, the transactions contemplated by the Debt Documents or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Debt Document or the Security Property;

(d)	the adequacy, accuracy or completeness of any information provided by the Common Security Agent, any Party or by any other person under or in connection with any Debt Document, the transactions contemplated by any Debt Document or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Debt Document; and

(e)	the right or title of any person in or to, or the value or sufficiency of any part of the Charged Property, the priority of any of the Transaction Security or the existence of any Security affecting the Charged Property.

17.18	Common Security Agent’s management time and additional remuneration

(a)	Any amount payable to the Common Security Agent under Clause 17.13 (Primary Creditors’ Indemnity to the Common Security Agent), Clause 18 (Costs and Expenses) or Clause 19.1 (Indemnity to the Common Security Agent) shall include the cost of utilising the Common Security Agent’s management time or other resources and will be calculated on the basis of such reasonable daily or hourly rates as the Common Security Agent may notify to the Company and the Primary Creditors, and is in addition to any other fee paid or payable to the Common Security Agent.

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(b)	Without prejudice to paragraph (a) above, in the event of:

(i)	a Default;

(ii)	the Common Security Agent being requested by a Debtor or the Instructing Group to undertake duties which the Common Security Agent and the Company or the Instructing Group (as the case may be) agree to be of an exceptional nature or outside the scope of the normal duties of the Common Security Agent under the Debt Documents; or

(iii)	the Common Security Agent and the Company agreeing that it is otherwise appropriate in the circumstances, the Company shall pay to the Common Security Agent any additional remuneration (together with any applicable VAT) that may be agreed between them or determined pursuant to paragraph (c) below.

(c)	If the Common Security Agent and the Company fail to agree upon the nature of the duties or upon the additional remuneration referred to in paragraph (b) above or whether additional remuneration is appropriate in the circumstances, any dispute shall be determined by an investment bank (acting as an expert and not as an arbitrator) selected by the Common Security Agent and approved by the Company or, failing approval, nominated (on the application of the Common Security Agent) by the President for the time being of the Law Society of England and Wales (the costs of the nomination and of the investment bank being payable by the Company) and the determination of any investment bank shall be final and binding upon the Parties

17.19	Reliance and Engagement Letters

The Common Security Agent may obtain and rely on any certificate or report from any Debtor’s auditor and may enter into any reliance letter or engagement letter relating to that certificate or report on such terms as it may consider appropriate (including, without limitation, restrictions on the auditor’s liability and the extent to which that certificate or report may be relied on or disclosed).

17.20	No Responsibility to Perfect Transaction Security

The Common Security Agent shall not be liable for any failure to:

(a)	require the deposit with it of any deed or document certifying, representing or constituting the title of any Debtor or a Security Grantor to any of the Charged Property;

(b)	obtain any licence, consent or other authority for the execution, delivery, legality, validity, enforceability or admissibility in evidence of any Debt Document or the Transaction Security;

(c)	register, file or record or otherwise protect any of the Transaction Security (or the priority of any of the Transaction Security) under any law or regulation or to give notice to any person of the execution of any Debt Document or of the Transaction Security;

(d)	take, or to require any Debtor or a Security Grantor to take, any step to perfect its title to any of the Charged Property or to render the Transaction Security effective or to secure the creation of any ancillary Security under any law or regulation; or

(e)	require any further assurance in relation to any Transaction Security Document.

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17.21	Insurance by Common Security Agent

(a)	The Common Security Agent shall not be obliged:

(i)	to insure any of the Charged Property;

(ii)	to require any other person to maintain any insurance; or

(iii)	to verify any obligation to arrange or maintain insurance contained in any Debt Document, and the Common Security Agent shall not be liable for any damages, costs or losses to any person as a result of the lack of, or inadequacy of, any such insurance.

(b)	Where the Common Security Agent is named on any insurance policy as an insured party, it shall not be liable for any damages, costs or losses to any person as a result of its failure to notify the insurers of any material fact relating to the risk assumed by such insurers or any other information of any kind, unless the Instructing Group shall request it to do so in writing and the Common Security Agent fails to do so within fourteen days after receipt of that request.

17.22	Custodians and Nominees

The Common Security Agent may appoint and pay any person to act as a custodian or nominee on any terms in relation to any asset of the trust and/or any asset by it as agent as the Common Security Agent may determine, including for the purpose of depositing with a custodian this Agreement or any document relating to the trust and/or agency created under this Agreement or the Debt Documents and the Common Security Agent shall not be responsible for any loss, liability, expense, demand, cost, claim or proceedings incurred by reason of the misconduct, omission or default on the part of any person appointed by it under this Agreement or be bound to supervise the proceedings or acts of any person.

17.23	Delegation by the Common Security Agent

(a)	Each of the Common Security Agent, any Receiver and any Delegate may, at any time, delegate by power of attorney or otherwise to any person for any period, all or any right, power, authority or discretion vested in it in its capacity as such.

(b)	That delegation may be made upon any terms and conditions (including the power to sub-delegate) and subject to any restrictions that the Common Security Agent, that Receiver or that Delegate (as the case may be) considers in its discretion to be appropriate.

(c)	Neither the Common Security Agent nor any Receiver or Delegate shall be bound to supervise, or be in any way responsible for any damages, costs or losses incurred by reason of any misconduct, omission or default on the part of, any such delegate or sub-delegate.

17.24	Additional Common Security Agents

(a)	The Common Security Agent may at any time appoint (and subsequently remove) any person to act as a separate trustee or as a co-trustee jointly with it:

(i)	if it considers in its discretion that appointment to be appropriate;

(ii)	for the purposes of conforming to any legal requirement, restriction or condition which the Common Security Agent deems to be relevant; or

(iii)	for obtaining or enforcing any judgment in any jurisdiction, and the Common Security Agent shall give prior notice to the Parent and the Primary Creditors of that appointment.

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(b)	Any person so appointed shall have the rights, powers, authorities and discretions (not exceeding those given to the Common Security Agent under or in connection with the Debt Documents) and the duties, obligations and responsibilities that are given or imposed by the instrument of appointment.

(c)	The remuneration that the Common Security Agent may pay to that person, and any costs and expenses (together with any applicable VAT) incurred by that person in performing its functions pursuant to that appointment shall, for the purposes of this Agreement, be treated as costs and expenses incurred by the Common Security Agent.

17.25	Acceptance of Title

The Common Security Agent shall be entitled to accept without enquiry, and shall not be obliged to investigate, any right and title that any Debtor or any Security Grantor may have to any of the Charged Property and shall not be liable for, or bound to require any Debtor or any Security Grantor to remedy, any defect in its right or title.

17.26	Winding Up of Trust

If the Common Security Agent, with the approval of each Creditor Representative in respect of the Pari Passu Debt Documents and the 2029 Notes Debt Documents, determines that:

(a)	all of the Secured Obligations and all other obligations secured by the Transaction Security Documents have been fully and finally discharged; and

(b)	no Secured Party is under any commitment, obligation or liability (actual or contingent) to make advances or provide other financial accommodation to any Debtor or any Security Grantor pursuant to the Pari Passu Debt Documents and the 2029 Notes Debt Documents,

then:

(i)	the trusts set out in this Agreement shall be wound up and the Common Security Agent shall release, without recourse or warranty, all of the Transaction Security and the rights of the Common Security Agent under each of the Transaction Security Documents; and

(ii)	any Common Security Agent which has resigned pursuant to Clause 17.14 (Resignation of the Common Security Agent) shall release, without recourse or warranty, all of its rights under each Transaction Security Document.

17.27	Powers Supplemental to Trustee Acts

The rights, powers, authorities and discretions given to the Common Security Agent under or in connection with the Debt Documents shall be supplemental to the Trustee Act 1925 and the Trustee Act 2000 and in addition to any which may be vested in the Common Security Agent by law or regulation or otherwise.

17.28	Disapplication of Trustee Acts

Section 1 of the Trustee Act 2000 shall not apply to the duties of the Common Security Agent in relation to the trusts constituted by this Agreement. Where there are any inconsistencies between the Trustee Act 1925 or the Trustee Act 2000 and the provisions of this Agreement, the provisions of this Agreement shall, to the extent permitted by law and regulation, prevail and, in the case of any inconsistency with the Trustee Act 2000, the provisions of this Agreement shall constitute a restriction or exclusion for the purposes of that Act.

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17.29	Security Grantors and Debtors: Power of Attorney

Each Debtor and each Security Grantor by way of security for its obligations under this Agreement irrevocably appoints the Common Security Agent to be its attorney to do anything which that Debtor or Security Grantor has authorised the Common Security Agent or any other Party to do under this Agreement or is itself required to do under this Agreement but has failed to do within the time limits (if any) imposed hereunder (and the Common Security Agent may delegate that power on such terms as it sees fit).

17.30	Possession of Documents

The Common Security Agent is not obliged, but may if required by the Transaction Security Documents, to hold in its own possession any Transaction Security Documents, title deeds or other document in connection with any asset over which security is intended to be created in connection with the Transaction Security Documents.

18.	Notes Trustee Protections

18.1	Limitation of Notes Trustee liability

(a)	It is expressly understood and agreed by the Parties that this Agreement is executed and delivered by each Pari Passu Notes Trustee not individually or personally but solely in its capacity as a Pari Passu Notes Trustee in the exercise of the powers and authority conferred and vested in it under the relevant Pari Passu Debt Documents.

(b)	It is further understood by the Parties that in no case shall a Pari Passu Notes Trustee be:

(i)	responsible or accountable in damages or otherwise to any other Party for any loss, damage or claim incurred by reason of any act or omission performed or omitted by it in good faith in accordance with this Agreement and in a manner that the relevant Pari Passu Notes Trustee believed to be within the scope of the authority conferred on the Pari Passu Notes Trustee by this Agreement and the relevant Debt Documents or by law; or

(ii)	personally liable for or on account of any of the statements, representations, warranties, covenants or obligations stated to be those of any other Party, all such liability, if any, being expressly waived by the Parties and any person claiming by, through or under such Party, provided however, that a Pari Passu Notes Trustee shall be personally liable under this Agreement for its own gross negligence or wilful misconduct.

(c)	It is also acknowledged that a Pari Passu Notes Trustee shall not have any responsibility for the actions of any individual Pari Passu Noteholder, and that notwithstanding the foregoing, no director, officer, employee or agent of the 2029 Notes Trustee shall be personally liable to any Party (other than the 2029 Notes Trustee) under this Agreement.

(d)	The 2029 Notes Trustee shall be considered to act in good faith hereunder if it uses the same degree of care and skill as a prudent person would exercise or use under the circumstances in the conduct of such person’s own affairs, subject to the provisions of Section 7.01(c) of the Indenture; provided that the 2029 Notes Trustee will be under no obligation to exercise any of the rights or powers under this Agreement at the request or direction of any of the Pari Passu Noteholders unless such Pari Passu Noteholders have offered, and if requested, provided to the 2029 Notes Trustee indemnity or security satisfactory to the 2029 Notes Trustee against any loss, liability or expense that might be incurred by it in compliance with such request or direction.

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18.2	Notes Trustee Not Fiduciary for Other Creditors

A Pari Passu Notes Trustee shall not be deemed to owe any fiduciary duty to any of the Creditors (other than the Pari Passu Noteholders for which it is the Creditor Representative) or any member of the Group and shall not be liable to any Creditor (other than the Pari Passu Noteholders for which it is the Creditor Representative) or any member of the Group if a Pari Passu Notes Trustee shall in good faith mistakenly pay over or distribute to the Pari Passu Noteholders for which it the Creditor Representative or to any other person cash, property or securities to which any Creditor (other than the Pari Passu Noteholders for which it is the Creditor Representative) shall be entitled by virtue of this Agreement or otherwise. With respect to the Creditors (other than the Pari Passu Noteholders for which it is the Creditor Representative), each Pari Passu Notes Trustee undertakes to perform or to observe only such of its covenants or obligations as are specifically set forth in the relevant Debt Documents (including this Agreement) and no implied covenants or obligations with respect to Creditors (other than the Pari Passu Noteholders for which it is the Creditor Representative) shall be read into this Agreement against a Pari Passu Notes Trustee.

18.3	Reliance on Certificates

A Pari Passu Notes Trustee may rely without enquiry on any notice, consent or certificate of the Common Security Agent or any other Creditor Representative as to the matters certified therein.

18.4	Notes Trustee

In acting under and in accordance with this Agreement a Pari Passu Notes Trustee shall act in accordance with the relevant Pari Passu Notes Indenture and shall seek any necessary instruction from the relevant Pari Passu Noteholders, to the extent provided for, and in accordance with, the relevant Pari Passu Notes Indenture, and where it so acts on the instructions of the relevant Pari Passu Noteholders, a Pari Passu Notes Trustee shall not incur any liability to any person for so acting other than in accordance with the relevant Pari Passu Notes Indenture. Furthermore, prior to taking any action under this Agreement or the relevant Debt Documents, as the case may be, the relevant Pari Passu Notes Trustee may reasonably request and rely upon an opinion of counsel or opinion of another qualified expert, at the Parent’s expense, as applicable; provided, however, that any such opinions shall be at the expense of the relevant Pari Passu Noteholders, if such actions are on the instructions of the relevant Pari Passu Noteholders.

18.5	Turnover Obligations

Notwithstanding any provision in this Agreement to the contrary, a Pari Passu Notes Trustee shall only have an obligation to turn over or repay amounts received or recovered under this Agreement by it: (i) if it had actual knowledge that the receipt or recovery is an amount received in breach of a provision of this Agreement (a “Turnover Receipt”) and (ii) to the extent that, prior to receiving that knowledge, it has not distributed the amount of the Turnover Receipt to the Pari Passu Noteholders for which it is the Creditor Representative in accordance with the provisions of the relevant Pari Passu Notes Indenture. For the purpose of this Clause 18.5: (i) “actual knowledge” of the Pari Passu Notes Trustee shall be construed to mean the Pari Passu Notes Trustee shall not be charged with knowledge (actual or otherwise) of the existence of facts that would impose an obligation on it to make any payment or prohibit it from making any payment unless a responsible officer of such Pari Passu Notes Trustee has received, not less than two Business Days’ prior to the date of such payment, a written notice that such payments are required or prohibited by this Agreement; and (ii) “responsible officer” when used in relation to the Pari Passu Notes Trustee means any person who is an officer within the corporate trust and agency department of the relevant Pari Passu Notes Trustee, including any director, associate director, vice president, assistance vice president, senior associate, assistant treasurer, trust officer, or any other officer of the relevant Pari Passu Notes Trustee who customarily performs functions similar to those performed by such officers, or to whom any corporate trust matter is referred because of such individual’s knowledge of and familiarity with the particular subject and who shall have direct responsibility for the administration of this Agreement.

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18.6	Creditors and the Notes Trustees

In acting pursuant to this Agreement and the relevant Pari Passu Notes Indenture, a Pari Passu Notes Trustee is not required to have any regard to the interests of the Creditors (other than the Pari Passu Noteholders for which it is the Creditor Representative).

18.7	Notes Trustee; Reliance and Information

(a)	Each Pari Passu Notes Trustee may rely and shall be fully protected in acting or refraining from acting upon any notice or other document reasonably believed by it to be genuine and correct and to have been signed by, or with the authority of, the proper person.

(b)	Without affecting the responsibility of any Debtor or any Security Grantor for information supplied by it or on its behalf in connection with any Debt Document, each Pari Passu Creditor (other than the Pari Passu Noteholders for which it is the Creditor Representative) confirms that it has not relied exclusively on any information provided to it by a Pari Passu Notes Trustee in connection with any Debt Document. A Pari Passu Notes Trustee is not obliged to review or check the adequacy, accuracy or completeness of any document it forwards to another party.

(c)	A Pari Passu Notes Trustee is entitled to assume that:

(i)	any payment or other distribution made in respect of the Liabilities, respectively, has been made in accordance with the provisions of this Agreement;

(ii)	any Security granted in respect of the relevant Liabilities is in accordance with this Agreement;

(iii)	no Default has occurred; and

(iv)	the Final Discharge Date has not occurred, unless it has actual notice to the contrary. A Pari Passu Notes Trustee is not obliged to monitor or enquire whether any such default has occurred.

18.8	No Action

A Pari Passu Notes Trustee shall not have any obligation to take any action under this Agreement unless it is indemnified or secured to its satisfaction (whether by way of payment in advance or otherwise) by the Debtors or the Pari Passu Noteholders for which it is the Creditor Representative, as applicable, in accordance with the terms of the relevant Pari Passu Notes Indenture. A Pari Passu Notes Trustee is not required to indemnify any other person, whether or not a Party in respect of the transactions contemplated by this Agreement.

18.9	Departmentalisation

In acting as a Pari Passu Notes Trustee, a Pari Passu Notes Trustee shall be treated as acting through its agency division which shall be treated as a separate entity from its other divisions and departments. Any information received or acquired by a Pari Passu Notes Trustee which is received or acquired by some other division or department or otherwise than in its capacity as Pari Passu Notes Trustee may be treated as confidential by that Pari Passu Notes Trustee and will not be treated as information possessed by that Pari Passu Notes Trustee in its capacity as such.

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18.10	Other Parties Not Affected

This Clause 18 is intended to afford protection to each Pari Passu Notes Trustee only and no provision of this Clause 18 shall alter or change the rights and obligations as between the other parties in respect of each other.

18.11	Common Security Agent and the Notes Trustees

(a)	A Pari Passu Notes Trustee is not responsible for the appointment or for monitoring the performance of the Common Security Agent.

(b)	A Pari Passu Notes Trustee shall be under no obligation to instruct or direct the Common Security Agent to take any Enforcement Action unless it shall have been instructed to do so by the Pari Passu Noteholders for which it is the Creditor Representative and indemnified and/or secured to its satisfaction.

18.12	Provision of Information

A Pari Passu Notes Trustee is not obliged to review or check the adequacy, accuracy or completeness of any document it forwards to another Party. A Pari Passu Notes Trustee is not responsible for:

(a)	providing any Creditor with any credit or other information concerning the risks arising under or in connection with the Transaction Security Documents or Debt Documents (including any information relating to the financial condition or affairs of any Debtor or their related entities or the nature or extent of recourse against any party or its assets) whether coming into its possession before, on or after the date of this Agreement; or

(b)	obtaining any certificate or other document from any Creditor.

18.13	Disclosure of Information

Each Debtor irrevocably authorises each Pari Passu Notes Trustee to disclose to any other Debtor any information that is received by that Pari Passu Notes Trustee in its capacity as Pari Passu Notes Trustee.

18.14	Illegality

A Pari Passu Notes Trustee may refrain from doing anything (including disclosing any information) which might, in its opinion, constitute a breach of any law or regulation and may do anything which, in its opinion, is necessary or desirable to comply with any law or regulation.

18.15	Resignation of Notes Trustee

A Pari Passu Notes Trustee may resign or be removed in accordance with the terms of the relevant Pari Passu Notes Indenture, provided that a replacement of such Pari Passu Notes Trustee agrees with the Parties to become the replacement trustee under this Agreement by the execution of a Creditor/Creditor Representative Accession Undertaking.

18.16	Agents

A Pari Passu Notes Trustee may act through its attorneys and agents and shall not be responsible for the misconduct or negligence of any attorney or agent appointed with reasonable care by it hereunder.

18.17	No Requirement for Bond or Security

A Pari Passu Notes Trustee shall not be required to give any bond or surety with respect to the performance of its duties or the exercise of its powers under this Agreement.

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18.18	Provisions Survive Termination

The provisions of this Clause 18 shall survive any termination of discharge of this Agreement.

19.	Changes to the Parties

19.1	Assignments and Transfers

No Party may:

(a)	assign any of its rights; or

(b)	transfer any of its rights and obligations, in respect of any Debt Documents or the Liabilities except as permitted by this Clause 19 or, in respect of any Debtor, except as permitted by the relevant other Debt Documents to which it is a party, provided that the assignee or transferee (as applicable) complies with Clause 19.9 (New Debtor and New Security Grantor) to the extent applicable.

19.2	Change of Pari Passu Lender Under an Existing Pari Passu Facility

A Pari Passu Lender under an existing Pari Passu Facility may:

(a)	assign any of its rights; or

(b)	transfer by novation any of its rights and obligations, in respect of any Debt Documents or the Liabilities if:

(i)	that assignment or transfer is in accordance with the terms of the Pari Passu Facility Agreement to which it is a party; and

(ii)	any assignee or transferee has (if not already a Party as a Pari Passu Lender) acceded to this Agreement, as a Pari Passu Lender, pursuant to Clause 19.8 (Creditor/Creditor Representative Accession Undertaking).

19.3	Change of Pari Passu Noteholder

Any Pari Passu Noteholder may assign, transfer or novate any of its rights and obligations to any person without the need for such person to execute and deliver to the Common Security Agent a Creditor/Creditor Representative Accession Undertaking.

19.4	[Not used]

19.5	Change of Creditor Representative

No person shall become a Creditor Representative unless, at the same time, it accedes to this Agreement as a Creditor Representative pursuant to Clause 19.8 (Creditor/Creditor Representative Accession Undertaking).

19.6	Change of Intra-Group Lender and New Intra-Group Lender

(a)	Subject to Clause 6.4 (Acquisition of Intra-Group Liabilities) and to the terms of the other Debt Documents, any Intra-Group Lender may:

(i)	assign any of its rights; or

(ii)	transfer any of its rights and obligations, in respect of the Intra-Group Liabilities to another member of the Group if that member of Group has (if not already a Party as an Intra-Group Lender) acceded to this Agreement as an Intra-Group Lender pursuant to Clause 19.8 (Creditor/Creditor Representative Accession Undertaking).

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(b)	If any member of the Group makes any loan to or grants any credit to or makes any other financial arrangement having similar effect with, in each case, any member of the Group, the Parent will procure that the person giving that loan, granting that credit or making that other financial arrangement accedes to this Agreement as an Intra-Group Lender pursuant to Clause 19.8 (Creditor/Creditor Representative Accession Undertaking) as soon as reasonably practicable after making any such loan to, granting any such credit or making any other such financial arrangement.

19.7	Accession of Creditors

(a)	In order for indebtedness in respect of any issuance of debt securities to constitute “Pari Passu Liabilities” for the purposes of this Agreement:

(i)	the Parent shall designate (A) any relevant issuance of debt securities as Pari Passu Notes; (B) the indenture pursuant to which the principal terms of any such debt securities are documented as a Pari Passu Notes Indenture; and (C) the Liabilities incurred pursuant to or in connection therewith as Pari Passu Liabilities by written notice to the Common Security Agent;

(ii)	the incurrence of those debt securities as Pari Passu Liabilities under this Agreement must not breach the terms of any of the existing Pari Passu Debt Documents; and

(iii)	the trustee in respect of those debt securities shall accede to this Agreement as the Creditor Representative in relation to the relevant Pari Passu Noteholders pursuant to Clause 19.8 (Creditor/Creditor Representative Accession Undertaking).

(b)	In order for indebtedness under any credit facility to constitute “Pari Passu Liabilities” for the purposes of this Agreement:

(i)	the Parent shall designate (A) any relevant credit facility as a Pari Passu Facility; (B) the facility agreement pursuant to which the principal terms of any such credit facility are documented as a Pari Passu Facility Agreement; and (C) the Liabilities incurred pursuant to or in connection therewith as Pari Passu Liabilities by written notice to the Common Security Agent;

(ii)	the establishment of that Pari Passu Facility as Pari Passu Liabilities under this Agreement must not breach the terms of any of its existing Pari Passu Debt Documents;

(iii)	each creditor in respect of that credit facility shall accede to this Agreement as a Pari Passu Creditor; and

(iv)	the facility agent in respect of that credit facility shall accede to this Agreement as the Creditor Representative in relation to that credit facility pursuant to Clause 19.8 (Creditor/Creditor Representative Accession Undertaking).

(c)	As between Second Ranking 2029 Notes Liabilities and Pari Passu 2029 Notes Liabilities, as both such Liabilities arise under the 2029 Notes Debt Documents, any accession of any 2029 Notes Creditor shall apply in each category of Second Ranking 2029 Notes Liabilities and Pari Passu 2029 Notes Liabilities.

(d)	Any Creditors in respect of any indebtedness or credit facility which purport to constitute “Pari Passu Liabilities” but which do not in fact comply with the requirements of paragraph (a) to Error! Reference source not found. above, as applicable, shall not be entitled to share in any amounts or Enforcement Proceeds to be applied by the Common Security Agent in accordance with Clause 15 (Application of Proceeds).

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19.8	Creditor/Creditor Representative Accession Undertaking

With effect from the date of acceptance by the Common Security Agent of a Creditor/Creditor Representative Accession Undertaking duly executed and delivered to the Common Security Agent by the relevant acceding party or, if later, the date specified in that Creditor/Creditor Representative Accession Undertaking:

(a)	any Party ceasing entirely to be a Creditor shall be discharged from further obligations towards the Common Security Agent and other Parties under this Agreement and their respective rights against one another shall be cancelled (except in each case for those rights which arose prior to that date); and

(b)	as from that date, the replacement or new Creditor shall assume the same obligations and become entitled to the same rights, as if it had been an original Party in the capacity specified in the Creditor/Creditor Representative Accession Undertaking.

19.9	New Debtor and New Security Grantor

(a)	Subject to Clause 8.3 (Permitted Assurance and Receipts) and paragraph (c) of Clause 3.2 (Payments), in respect of which this Clause shall not apply, if any member of the Group or any potential Security Grantor:

(i)	incurs any Liabilities; or

(ii)	gives any Security, guarantee, indemnity or other assurance against loss in respect of any of the Liabilities, the Debtors will procure that the person incurring those Liabilities or giving that assurance accedes to this Agreement as a Debtor and Intra-Group Lender or (in the case of a person other than a member of the Group) as a Security Grantor no later than contemporaneously with the incurrence of those Liabilities or the giving of that assurance.

(b)	With effect from the date of acceptance by the Common Security Agent of a Debtor/Security Grantor Accession Deed, as may be supplemented to reflect local law matters relating to the acceding Debtor/Security Grantor, duly executed and delivered to the Common Security Agent by the new Debtor or new Security Grantor, or, if later, the date specified in the Debtor/Security Grantor Accession Deed, the new Debtor or new Security Grantor shall assume the same obligations and become entitled to the same rights as if it had been an original Party as a Debtor or as a Security Grantor.

19.10	Additional Parties

Each of the Parties appoints the Common Security Agent to receive on its behalf each Debtor/Security Grantor Accession Deed and Creditor/Creditor Representative Accession Undertaking delivered to the Common Security Agent and the Common Security Agent shall, as soon as reasonably practicable after receipt by it, sign and accept the same if it appears on its face to have been completed, executed and, where applicable, delivered in the form contemplated by this Agreement or, where applicable, by the relevant Debt Document.

19.11	Resignation of a Debtor

(a)	The Parent may request that a Debtor cease to be a Debtor by delivering to the Common Security Agent a Debtor Resignation Request.

(b)	The Common Security Agent shall accept a Debtor Resignation Request and notify the Parent and each other Party of its acceptance if:

(i)	the Parent has confirmed that no Default is continuing or would result from the acceptance of the Debtor Resignation Request;

(ii)	to the extent that the Final Discharge Date has not occurred, each Creditor Representative in respect of the relevant Pari Passu Liabilities notifies the Common Security Agent that the Debtor is not, or has ceased to be, an issuer, borrower and/or guarantor of the Pari Passu Liabilities for which it is the Creditor Representative; and

(iii)	the Parent confirms that that Debtor is under no actual or contingent obligations in respect of the Intra-Group Liabilities.

(c)	Upon notification by the Common Security Agent to the Parent of its acceptance of the resignation of a Debtor, that entity shall cease to be a Debtor and shall have no further rights or obligations under this Agreement as a Debtor.

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Section 8

Additional Payment Obligations

20.	Costs and Expenses

20.1	Transaction Expenses

The Parent shall, promptly on demand, pay the Common Security Agent the amount of all costs and expenses (including legal fees) (together with any applicable VAT) reasonably incurred by the Common Security Agent and by any Receiver or Delegate in connection with the negotiation, preparation, printing, execution and perfection of:

(a)	this Agreement and any other documents referred to in this Agreement and the Transaction Security; and

(b)	any other Debt Documents executed after the date of this Agreement.

20.2	Amendment Costs

If a Debtor or Security Grantor requests an amendment, waiver or consent, the Parent shall, within three Business Days of demand, reimburse the Common Security Agent for the amount of all documented costs and expenses (including legal fees) (together with any applicable VAT) reasonably incurred by the Common Security Agent and by any Receiver or Delegate in connection with the evaluation, negotiation or compliance with that request or requirement.

20.3	Enforcement and Preservation Costs

The Parent shall, within three Business Days of demand, pay to the Common Security Agent the amount of all documented costs and expenses (including legal fees and together with any applicable VAT) incurred by it in connection with the enforcement of or the preservation of any rights under any Debt Document and the Transaction Security and any proceedings instituted by or against the Common Security Agent as a consequence of taking or holding the Transaction Security or enforcing these rights.

20.4	Stamp taxes

The Parent shall pay and, within three Business Days of demand, indemnify the Common Security Agent against any cost, loss or liability the Common Security Agent incurs in relation to all stamp duty, registration and other similar Taxes payable in respect of any Debt Document.

20.5	Interest on demand

If any Creditor or Debtor fails to pay any amount payable by it under this Agreement on its due date, interest shall accrue on the overdue amount (and be compounded with it) from the due date up to the date of actual payment (both before and after judgment and to the extent interest at a default rate is not otherwise being paid on that sum) at the rate which is 3 per cent. per annum over the rate at which the Common Security Agent would be able to obtain by placing on deposit with a leading bank an amount comparable to the unpaid amounts in the currencies of those amounts for any period(s) that the Common Security Agent may from time to time select provided that if any such rate is below zero, that rate will be deemed to be zero.

21.	Other Indemnities

21.1	Indemnity to the Common Security Agent

(a)	Each of the Parent and the Company, jointly and severally shall promptly indemnify the Common Security Agent and every Receiver and Delegate against any cost, loss or liability (together with any applicable VAT) incurred by any of them as a result of:

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(i)	any failure by the Parent to comply with its obligations under Clause 20 (Costs and Expenses);

(ii)	acting or relying on any notice, request or instruction which it reasonably believes to be genuine, correct and appropriately authorised;

(iii)	the taking, holding, protection or enforcement of any Transaction Security;

(iv)	the exercise of any of the rights, powers, discretions, authorities and remedies vested in the Common Security Agent, each Receiver and each Delegate by the Debt Documents or by law;

(v)	any default by any Debtor in the performance of any of the obligations expressed to be assumed by it in the Debt Documents;

(vi)	instructing lawyers, accountants, tax advisers, surveyors, a Financial Adviser or other professional advisers or experts as permitted under this Agreement; or

(vii)	acting as the Common Security Agent, Receiver or Delegate under the Debt Documents or which otherwise relates to any of the Security Property, otherwise than, in each case, any cost, loss or liability incurred by reason of the Common Security Agent’s, Receiver’s or Delegate’s gross negligence or wilful misconduct.

(b)	Each indemnity given by each of the Parent and the Company (as applicable) under or in connection with a Debt Document is a continuing obligation, independent of any other obligation of the Parent and the Company (as applicable) under or in connection with that or any other Debt Document, and:

(i)	each of the Parent and the Company expressly acknowledges and agrees that the continuation of its indemnity obligations under this Clause 21.1 will not be prejudiced by any release or disposal under Clause 12 (Distressed Disposals and Appropriation) taking into account the operation of that Clause; and

(ii)	each indemnity given by each of the Parent and the Company (as applicable) under or in connection with a Debt Document survives after the Debt Documents are terminated.

(c)	It is not necessary for the Common Security Agent to pay any amount or incur any expense before enforcing an indemnity under or in connection with a Debt Document.

(d)	The Common Security Agent and every Receiver and Delegate may, in priority to any payment to the Secured Parties, indemnify itself out of the Charged Property in respect of, and pay and retain, all sums necessary to give effect to the indemnity in this Clause 21.1 and shall have a lien on the Transaction Security and the proceeds of the enforcement of the Transaction Security for all moneys payable to it.

21.2	Debtor indemnity to Primary Creditors

Each Debtor shall promptly and as principal obligor indemnify each Primary Creditor against any cost, loss or liability (together with any applicable VAT), whether or not reasonably foreseeable, incurred by any of them in relation to or arising out of the operation of Clause 12 (Distressed Disposals and Appropriation).

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Section 9

Administration

22.	Information

22.1	Dealings with Common Security Agent and Creditor Representatives

Each 2029 Notes Creditor, Pari Passu Noteholder and Pari Passu Lender shall deal with the Common Security Agent exclusively through its Creditor Representative, or, to the extent it has no Creditor Representative, directly.

22.2	Disclosure Between Primary Creditors and Common Security Agent

Notwithstanding any agreement to the contrary, each of the Debtors consents, until the Final Discharge Date, to the disclosure by any Primary Creditor and the Common Security Agent to each other (whether or not through a Creditor Representative or the Common Security Agent) of such information concerning the Debtors as any Primary Creditor or the Common Security Agent shall see fit.

22.3	Notification of Prescribed Events

(a)	If an Event of Default or Default under a Pari Passu Debt Document either occurs or ceases to be continuing, the relevant Creditor Representative shall, upon becoming aware of that occurrence or cessation, notify the Common Security Agent and the Common Security Agent shall, upon receiving that notification, notify each other Primary Creditor.

(b)	If an Acceleration Event occurs, the relevant Creditor Representative(s) shall notify the Common Security Agent and the Common Security Agent shall, upon receiving that notification, notify each other Party.

(c)	If the Common Security Agent enforces, or takes formal steps to enforce, any of the Transaction Security it shall notify each Party of that action.

(d)	If any Primary Creditor exercises any right it may have to enforce, or to take formal steps to enforce, any of the Transaction Security it shall notify the Common Security Agent and the Common Security Agent shall, upon receiving that notification, notify each Party of that action.

23.	Notices

23.1	Communications in Writing

Any communication to be made under or in connection with this Agreement shall be made in writing and, unless otherwise stated, may be made by email or letter.

23.2	Communications of Common Security Agent with Secured Parties

The Common Security Agent shall be entitled to carry out all dealings with the 2029 Notes Creditors, Pari Passu Noteholders and the Pari Passu Lenders through their respective Creditor Representatives (if any) and may give to the Creditor Representatives, as applicable, any notice or other communication required to be given by the Common Security Agent to a 2029 Notes Creditor, Pari Passu Noteholder or Pari Passu Lender.

23.3	Addresses

The address and email address (and the department or officer, if any, for whose attention the communication is to be made) of each Party for any communication or document to be made or delivered under or in connection with this Agreement is:

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(a)	in the case of the Parent and the Company:

Address:	27 Old Gloucester Street, London, United Kingdom, WC1N 3AX
Attention:	Chief Legal Officer
Email:	Companysecetary@selina.com

(b)	in the case of the Common Security Agent:

Address:	36 rue de Monceau, 75008 Paris, France
Attention:	Boris Betremieux / Georgina Lee
Email:	bbetremieux@aetherfs.com / glee@aetherfs.com

(c)	in the case of the 2029 Notes Trustee:

Address:	500 Delaware Avenue, 11th Floor
Attention:	Global Capital Markets (Selina Secured Notes)
Email:	AWoolery@wsfsbank.com

(d)	in the case of an Original Lender:

Address:	9E Foti Pitta Street, 1065, Nicosia, Cyprus
Attention:	Mr. Giorgos Georgiou
Email:	giorgos.georgiou@osprey-investments.com

(e)	in the case of each other Party, that notified in writing to the Common Security Agent on or prior to the date on which it becomes a Party, or any substitute address, email address or department or officer which that Party may notify to the Common Security Agent (or the Common Security Agent may notify to the other Parties, if a change is made by the Common Security Agent) by not less than five Business Days’ notice.

23.4	Delivery

(a)	Any communication or document made or delivered by one person to another under or in connection with this Agreement will only be effective:

(i)	if by way of email, when received in legible form; or

(ii)	if by way of letter, when it has been left at the relevant address or five Business Days after being deposited in the post postage prepaid in an envelope addressed to it at that address, and, if a particular department or officer is specified as part of its address details provided under Clause 23.3 (Addresses), if addressed to that department or officer.

(b)	Any communication or document to be made or delivered to the Common Security Agent will be effective only when actually received by the Common Security Agent and then only if it is expressly marked for the attention of the department or officer identified with the Common Security Agent’s signature below (or any substitute department or officer as the Common Security Agent shall specify for this purpose).

(c)	Any communication or document made or delivered to the Parent in accordance with this Clause 23.4 will be deemed to have been made or delivered to each of the Debtors.

(d)	Any communication or document which becomes effective, in accordance with paragraphs (a) to (c) above, after 5.00 p.m. in the place of receipt shall be deemed only to become effective on the following day.

23.5	Notification of Address and Email Address

Promptly upon receipt of notification of an address and email address or change of address or email address pursuant to Clause 23.3 (Addresses) or changing its own address or email address, the Common Security Agent shall notify the other Parties.

23.6	Electronic Communication

(a)	Any communication to be made between any two Parties under or in connection with this Agreement may be made by electronic mail or other electronic means (including by way of posting to a secure website) if those two Parties:

(i)	notify each other in writing of their electronic mail address and/or any other information required to enable the transmission of information by that means; and

(ii)	notify each other of any change to their address or any other such information supplied by them by not less than five Business Days’ notice.

(b)	Any such electronic communication as specified in paragraph (a) above to be made between a Debtor or an Intra-Group Lender and the Common Security Agent or a Primary Creditor may only be made in that way to the extent that those two Parties agree that, unless and until notified to the contrary, this is to be an accepted form of communication.

(c)	Any such electronic communication as specified in paragraph (a) above made between any two Parties will be effective only when actually received (or made available) in readable form and in the case of any electronic communication made by a Party to the Common Security Agent only if it is addressed in such a manner as the Common Security Agent shall specify for this purpose.

(d)	Any electronic communication which becomes effective, in accordance with paragraph (c) above, after 5:00 p.m. in the place in which the Party to whom the relevant communication is sent or made available has its address for the purpose of this Agreement shall be deemed only to become effective on the following day.

(e)	Any reference in this Agreement to a communication being sent or received shall be construed to include that communication being made available in accordance with this Clause 23.6.

23.7	English Language

(a)	Any notice given under or in connection with this Agreement must be in English.

(b)	All other documents provided under or in connection with this Agreement must be:

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(i)	in English; or

(ii)	if not in English, accompanied by a certified English translation and, in this case, the English translation will prevail unless the document is a constitutional, statutory or other official document.

24.	Preservation

24.1	Partial Invalidity

If, at any time, any provision of a Debt Document is or becomes illegal, invalid or unenforceable in any respect under any law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions nor the legality, validity or enforceability of that provision under the law of any other jurisdiction will in any way be affected or impaired.

24.2	No Impairment

If, at any time after its date, any provision of a Debt Document (including this Agreement) is not binding on or enforceable in accordance with its terms against a person expressed to be a party to that Debt Document, neither the binding nature nor the enforceability of that provision or any other provision of that Debt Document will be impaired as against the other party(ies) to that Debt Document.

24.3	Remedies and Waivers

No failure to exercise, nor any delay in exercising, on the part of any Party, any right or remedy under a Debt Document shall operate as a waiver of any such right or remedy or constitute an election to affirm any Debt Document. No election to affirm any Debt Document on the part of a Secured Party shall be effective unless it is in writing. No single or partial exercise of any right or remedy shall prevent any further or other exercise or the exercise of any other right or remedy. The rights and remedies provided in each Debt Document are cumulative and not exclusive of any rights or remedies provided by law.

24.4	Waiver of Defences

The provisions of this Agreement or any Transaction Security will not be affected by an act, omission, matter or thing which, but for this Clause 24.4, would reduce, release or prejudice the subordination and priorities expressed to be created by this Agreement including (without limitation and whether or not known to any Party):

(a)	any time, waiver or consent granted to, or composition with, any Debtor or other person;

(b)	the release of any Debtor or any other person under the terms of any composition or arrangement with any creditor of the Parent, any Debtor or any member of the Group;

(c)	the taking, variation, compromise, exchange, renewal or release of, or refusal or neglect to perfect, take up or enforce, any rights against, or security over assets of, any Debtor or other person or any non-presentation or non-observance of any formality or other requirement in respect of any instrument or any failure to realise the full value of any Security;

(d)	any incapacity or lack of power, authority or legal personality of or dissolution or change in the members or status of any Debtor or other person;

(e)	any amendment, novation, supplement, extension (whether of maturity or otherwise) or restatement (in each case, however fundamental and of whatsoever nature, and whether or not more onerous) or replacement of a Debt Document or any other document or security;

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(f)	any unenforceability, illegality or invalidity of any obligation of any person under any Debt Document or any other document or security;

(g)	any intermediate Payment of any of the Liabilities owing to the Primary Creditors in whole or in part; or

(h)	any insolvency or similar proceedings.

24.5	Priorities Not Affected

Except as otherwise provided in this Agreement the priorities referred to in Clause 2 (Ranking and Priority) will:

(a)	not be affected by any reduction or increase in the principal amount secured by the Transaction Security in respect of the Liabilities owing to the Primary Creditors or by any intermediate reduction or increase in, amendment or variation to any of the Debt Documents, or by any variation or satisfaction of, any of the Liabilities or any other circumstances;

(b)	apply regardless of the order in which or dates upon which this Agreement and the other Debt Documents are executed or registered or notice of them is given to any person; and

(c)	secure the Liabilities owing to the Primary Creditors in the order specified, regardless of the date upon which any of the Liabilities arise or of any fluctuations in the amount of any of the Liabilities outstanding.

25.	Consents, Amendments and Override

25.1	Required Consents

(a)	Subject to paragraph (b) below and Clause 2.5 (Additional and/or Refinancing Debt), Clause 25.2 (Non-Responsive Creditors), Clause 25.5 (Exceptions) and Clause 25.6 (Disenfranchisement of Defaulting Lenders):

(i)	Clause 16 (Turnover of Enforcement Proceeds) may be amended or waived with the consent of the Common Security Agent and each Affected Party and shall not require the consent of any other Party which is not an Affected Party (for purposes of this paragraph (a), the term “Affected Party” shall mean each Creditor Representative acting on behalf of the Primary Creditors of which, in each case, it is the Creditor Representative to the extent that that amendment or waiver affects those Parties);

(ii)	Clause 10.1 (Enforcement Instructions: Transaction Security) may be amended or waived with the consent of the Majority Pari Passu Creditors, Majority Senior Secured Convertible Notes Creditors, Majority Second Ranking 2029 Creditors and the Common Security Agent and without the consent of the Parent, any Debtor or any Intra-Group Lender to the extent that that amendment or waiver does not impose obligations on the Parent, any Debtor or any Intra-Group Lender; and

(iii)	subject to paragraphs (i) and (ii) above, this Agreement may be amended or waived only with the consent of the Creditor Representatives of the relevant creditor group(s), the Majority Pari Passu Creditors, Majority Senior Secured Convertible Notes Creditors, Majority Second Ranking 2029 Creditors and the Common Security Agent.

(b)	An amendment or waiver that has the effect of changing or which relates to:

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(i)	Clause 9 (Redistribution), Clause 15 (Application of Proceeds) or this Clause 25;

(ii)	paragraphs (d)(iii), (e) and (f) of Clause 17.4 (Instructions);

(iii)	the scope (or the release) of any guarantee, indemnity or other security provided by any Debtors or Security Grantor (if not covered by Clause 25.3 (Amendments and Waivers: Transaction Security Documents)); or

(iv)	the order of priority or subordination under this Agreement; shall not be made without the consent of:

(A)	each relevant Creditor Representative (or if a Creditor is not represented by an agent, trustee or nominee, that Creditor); and

(B)	the Common Security Agent.

(c)	An amendment or waiver that has the effect of changing or which relates to Clause 10 (Enforcement of Transaction Security), Clause 10.7 (Consultation: General), Clause 12 (Distressed Disposals and Appropriation), shall not be made without the consent of the Majority Pari Passu Creditors, Majority Second Ranking 2029 Creditors and the Majority Senior Secured Convertible Notes Creditors.

25.2	Non-Responsive Creditors

If any Primary Creditor (or Creditor Representative its behalf) fails to respond to a request for any waiver, consent or amendment to this Agreement or any other vote of any Creditors under this Agreement within ten (10) Business Days of that request its Pari Passu Credit Participations or Second Ranking 2029 Notes Participation (as applicable) shall not be included for the purpose of calculating the Pari Passu Credit Participations or Second Ranking 2029 Notes Participation (as applicable) when ascertaining whether any relevant percentage (including unanimity) of Pari Passu Credit Participations or Second Ranking 2029 Notes Participation (as applicable) has been obtained to approve that request.

25.3	Amendments and Waivers: Transaction Security Documents

(a)	Subject to paragraph (b) below and to Clause 2.5 (Additional and/or Refinancing Debt) and Clause 25.5 (Exceptions), the Common Security Agent may, if authorised by the Majority Pari Passu Creditors, Majority Second Ranking 2029 Creditors and Majority Senior Secured Convertible Notes Creditors and if the Parent consents, amend the terms of, waive any of the requirements of or grant consents under, any of the Transaction Security Documents, any such amendment, waiver or consent to be binding upon each Party.

(b)	Subject to paragraph (c) of Clause 25.5 (Exceptions), any amendment or waiver of, or consent under, any Transaction Security Document which adversely affects the rights of the Pari Passu Creditors or the 2029 Notes Creditors (or both) that benefit from such Transaction Security Document or which has the effect of changing or which relates to:

(i)	the nature or scope of the Charged Property;

(ii)	the manner in which the proceeds of enforcement of the Transaction Security are distributed; or

(iii)	the release of any Transaction Security, shall not be made without the prior consent of the Majority Pari Passu Creditors, Majority Second Ranking 2029 Creditors and the Majority Senior Secured Convertible Notes Creditors whose consent to that amendment, waiver or consent is required under the relevant Debt Document.

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25.4	Effectiveness

(a)	Any amendment, waiver or consent given in accordance with this Clause 25 will be binding on all Parties and:

(i)	the Common Security Agent may effect, on behalf of any Pari Passu Creditor, any 2029 Notes Creditor and any Senior Secured Convertible Notes Creditor, any amendment, waiver or consent permitted by this Clause 25; and

(ii)	the Parent may effect, on behalf of any Debtor, any amendment, waiver or consent permitted by this Clause 25 (and each Debtor party hereto irrevocably and unconditionally authorises the Parent to do so).

(b)	Without prejudice to the generality of Clause 17.9 (Rights and Discretions), the Common Security Agent may engage, pay for and rely on the services of lawyers in determining the consent level required for and effecting any amendment, waiver or consent under this Agreement.

25.5	Exceptions

(a)	Subject to paragraphs (c), and (d) below, if the amendment, waiver or consent may impose new or additional obligations on or withdraw or reduce the rights of any Party other than:

(i)	in the case of a Pari Passu Creditor (other than any Creditor Representative), in a way which affects or would affect Pari Passu Creditors of that Party’s class generally;

(ii)	in the case of a Senior Secured Convertible Notes Creditor (other than any Creditor Representative), in a way which affects or would affect Senior Secured Convertible Notes Creditors of that Party’s class generally;

(iii)	in the case of a 2029 Notes Creditor (other than any Creditor Representative), in a way which affects or would affect 2029 Notes Creditors of that Party’s class generally; or

(iv)	in the case of a Debtor, to the extent consented to by the Parent under paragraph (a) of Clause 25.3 (Amendments and Waivers: Transaction Security Documents), the consent of that Party is required.

(b)	Subject to paragraph (c) and(d) below, an amendment, waiver or consent which relates to the rights or obligations of a Creditor Representative or the Common Security Agent (including any ability of the Common Security Agent to act in its discretion under this Agreement) may not be effected without the consent of that Creditor Representative or, as the case may be, the Common Security Agent.

(c)	Neither paragraph (a) nor (b) above, nor paragraph (b) of Clause 25.3 (Amendments and Waivers: Transaction Security Documents) shall apply:

(i)	to any release of Transaction Security, claim or Liabilities; or

(ii)	to any consent, which, in each case, the Common Security Agent gives in accordance with Clause 9 (Non-Distressed Disposals), Clause 12 (Distressed Disposals and Appropriation) or Clause 17.26 (Winding Up of Trust).

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(d)	Notwithstanding anything to the contrary in this Agreement, a Pari Passu Creditor, a Senior Secured Convertible Notes Creditor or a 2029 Notes Creditor may unilaterally waive, relinquish or otherwise irrevocably give up all or any of its rights with the consent of the Parent.

(e)	Notwithstanding anything to the contrary in this Agreement, nothing in this Agreement shall limit rights and remedies (including to amend, vary, waive, enforce or preserve) of the Senior Secured Convertible Notes Creditors and the Debtors in respect of Security, guarantees, intercreditor/subordination agreements or arrangements (including the Existing Intercreditor Agreement (as amended) and the Security referred to in it), or credit support and any documents and/or instruments evidencing the same provided to any of the Senior Secured Convertible Notes Creditors that are not expressly prohibited by the terms of the 2029 Notes Indenture.

25.6	Disenfranchisement of Defaulting Lenders

(a)	For so long as a Defaulting Lender has any Available Commitment:

(i)	in ascertaining:

(A)	the Majority Pari Passu Creditors; or

(B)	whether:

(1)	any relevant percentage (including unanimity) of Pari Passu Credit Participations; or

(2)	the agreement of any specified group of Pari Passu Creditors, has been obtained to approve any request for a Consent or to carry any other vote or approve any action under this Agreement, that Defaulting Lender’s Pari Passu Facility Commitments will be reduced by the amount of its Available Commitments and, to the extent that that reduction results in that Defaulting Lender’s Pari Passu Facility Commitments being zero, that Defaulting Lender shall be deemed not to be a Pari Passu Creditor.

(b)	For the purposes of this Clause 25.6, the Common Security Agent may assume that the following Pari Passu Creditors are Defaulting Lenders:

(i)	any Pari Passu Lender which has notified the Common Security Agent that it has become a Defaulting Lender;

(ii)	any Pari Passu Lender to the extent that the relevant Creditor Representative has notified the Common Security Agent that such Pari Passu Lender is a Defaulting Lender; and

(iii)	any Pari Passu Lender in relation to which it is aware that any of the events or circumstances referred to in paragraphs (a), (b), (c) of the definition of “Defaulting Lender” in the LMA Template has occurred, unless it has received notice to the contrary from the Pari Passu Lender concerned (together with any supporting evidence reasonably requested by the Common Security Agent) or the Common Security Agent is otherwise aware that the Pari Passu Lender has ceased to be a Defaulting Lender.

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25.7	Calculation of Credit Participations

For the purpose of ascertaining whether any relevant percentage of Pari Passu Credit Participations or Second Ranking 2029 Notes Participations has been obtained under this Agreement, the Common Security Agent may notionally convert the Pari Passu Credit Participations or Second Ranking 2029 Notes Participations into their Common Currency Amounts.

25.8	Deemed Consent

If (a) the Pari Passu Notes Trustee(s) (to the extent required under the Pari Passu Notes Indenture or other Pari Passu Debt Documents) and the Pari Passu Creditors (to the extent required under the Pari Passu Debt Documents); (b) the 2029 Notes Trustee (to the extent required under the 2029 Notes Debt Documents) and the 2029 Notes Creditors (to the extent required under the 2029 Notes Debt Documents); and (c) the Senior Secured Convertible Notes Creditors (to the extent required under the Senior Secured Convertible Notes Documents) give a Consent in respect of their respective Debt Documents then, if that action was permitted by the terms of this Agreement, the Intra-Group Lenders, the Parent and the Security Grantors will (or will be deemed to):

(a)	give a corresponding Consent in equivalent terms in relation to each of the Debt Documents to which they are a party; and

(b)	do anything (including executing any document) that the relevant group of Pari Passu Creditors may reasonably require to give effect to this Clause 25.8.

25.9	Excluded Consents

Clause 25.8 (Deemed Consent) does not apply to any Consent which has the effect of:

(a)	increasing or decreasing the Liabilities;

(b)	changing the basis upon which any Permitted Payments are calculated (including the timing, currency or amount of such Payments); or

(c)	changing the terms of this Agreement or of any Transaction Security Document.

25.10	No Liability

None of the Primary Creditors will be liable to any other Creditor or any Debtor or Security Grantor for any Consent given or deemed to be given under this Clause 25.

25.11	Agreement to Override

(a)	Subject to paragraph (b) below, unless expressly stated otherwise in this Agreement, this Agreement overrides anything in the Debt Documents to the contrary.

(b)	Notwithstanding anything to the contrary in this Agreement, paragraph (a) above will not cure, postpone, waive or negate in any manner any default or event of default (however described) under any Debt Document as between any Creditor and any Debtor or Security Grantor that are party to that Debt Document.

25.12	Second Ranking Transaction Security

(a)	Without prejudice to Clause 2 (Ranking and Priority) and Clause 15 (Application of Proceeds) and subject to any applicable law, upon entering into any Debt Document at any time after the date hereof, the relevant Security Grantor or Debtor may grant to the Common Security Agent (or, subject to this Agreement, the Secured Parties) Second Ranking Transaction Security securing the Liabilities arising under the relevant Debt Document.

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(b)	The Relevant First Ranking Transaction Security Beneficiaries agree that Second Ranking Transaction Security may be created in order to secure subsequently incurred Liabilities.

(c)	The Parties expressly agree that the Secured Parties owed the Liabilities pursuant to which the Second Ranking Transaction Security was entered into will receive the proceeds of enforcement of any Transaction Security created pursuant to the Transaction Security Documents in accordance with Clause 15 (Application of Proceeds) regardless of the ranking of the security stated in the Transaction Security Document creating the Second Ranking Transaction Security.

(d)	Nothing in this Clause 25.12 shall restrict the Relevant First Ranking Transaction Security Beneficiaries’ rights to enforce and/or to release the Relevant First Ranking Transaction Security in accordance with this Agreement and the Debt Documents.

(e)	Each of the Secured Parties agrees not to take any action to challenge the validity or enforceability of the Second Ranking Transaction Security by reason of it being expressed to be second ranking (or any other lower ranking).

(f)	Each of the Secured Parties which is a beneficiary of any such Second Ranking Transaction Security agrees not to take any action to challenge the validity or enforceability of any other Second Ranking Transaction Security or any Prior Ranking Transaction Security.

(g)	Any decision to enforce any Transaction Security shall be taken in accordance with the provisions of this Agreement regardless of the ranking of the relevant Security and unless decided otherwise any decision to enforce the Relevant First Ranking Transaction Security shall entail enforcement of all relevant Second Ranking Transaction Security. Any proceeds of enforcement of the Relevant First Ranking Transaction Security and the Second Ranking Transaction Security shall be paid over immediately to the Common Security Agent for application under Clause 15 (Application of Proceeds).

(h)	Subject to this Agreement, the beneficiaries of such Second Ranking Transaction Security shall not have any independent right to instruct the Common Security Agent to take Enforcement Action so long as the Prior Ranking Transaction Security subsists.

(i)	Any Second Ranking Transaction Security will provide that the beneficiaries of the Prior Ranking Transaction Security will incur no liability to the beneficiaries of the Second Ranking Transaction Security for the manner of exercise or any non-exercise of their rights, remedies, powers, authority or discretions under the Prior Ranking Transaction Security or for any waivers, consents or releases.

26.	Counterparts

This Agreement may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of this Agreement. Execution and/or delivery of a counterpart of this Agreement or any other Debt Document by e-mail attachment, telecopy or other electronic means shall be an effective mode of execution and/or delivery.

27.	Amendments to Existing Arrangements

27.1	Appointment of Common Security Agent

With effect from the date of this Agreement, the Existing Security Agent, acting on the instructions of an Original Lender (which are deemed to be given pursuant to its execution of this Agreement), confirms that the Common Security Agent is hereby appointed as successor security agent under the Existing IP Transaction Security Documents, as amended by this Clause 27 in place of the Existing Security Agent.

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27.2	Resignation of the Existing Security Agent

(a)	With effect from the date of this Agreement, the Existing Security Agent will, at the cost and expense of Selina PLC, work in good faith with the Common Security Agent in order to ensure that its functions in respect of the Existing IP Transaction Security Documents are transferred to the Common Security Agent and will promptly make available to the Common Security Agent such documents and records as have been maintained in connection with the Existing IP Transaction Security Documents and provide such assistance as the Common Security Agent may reasonably request in order that the Common Security Agent is able to discharge all of its functions.

(b)	With effect from the date of this Agreement:

(i)	the Existing Security Agent resigns and retires from its position as Collateral Agent under and as defined in the Existing IP Transaction Security Documents and, without prejudice to any liabilities which the Existing Security Agent may have incurred prior to the termination of its agency, is discharged from any further obligation under the Existing IP Transaction Security Documents in its capacity as Collateral Agent under and as defined therein; and

(ii)	notwithstanding that the Existing Security Agent may be named in any Existing IP Transaction Security Document as security agent, collateral agent or trustee, listed on public registers as security agent, collateral agent or trustee or named as security agent, collateral agent or trustee in any shareholder register in respect of, or in connection with, the Existing IP Transaction Security or remain connected to the Existing IP Transaction Security in its capacity as security agent (howsoever described) in any other manner, the Existing Security Agent shall have no further rights or obligations in its capacity as Collateral Agent under and as defined in the Existing IP Transaction Security Documents (except as expressly set out herein).

27.3	Assumption of duties and obligations by the Common Security Agent

(a)	With effect from the date of this Agreement, the Common Security Agent agrees:

(i)	to its appointment as Common Security Agent under the Existing IP Transaction Security Documents (as amended pursuant to this Clause 27) and that it shall act as Security Agent through an office in the United Kingdom;

(ii)	to assume and perform in accordance with their terms all obligations of the Common Security Agent under the Existing IP Transaction Security Documents (as amended pursuant to this Clause 27); and

(iii)	to comply with and be bound by the terms of the Existing IP Transaction Security Documents (as amended pursuant to this Clause 27) as if it had originally been party to them as Common Security Agent.

(b)	Each Party (other than the Existing Security Agent and Common Security Agent) agrees to the appointment of the Common Security Agent as security agent under the Existing IP Transaction Security Documents.

27.4	Assignment and transfer

(a)	With effect from the date of this Agreement, the Existing Security Agent assigns absolutely and transfers to the Common Security Agent (in its capacity as assignee and transferee):

(i)	all of its present and future rights, title and interest held in its capacity as Collateral Agent under and as defined in the Existing IP Transaction Security Documents in and to the secured assets thereunder;

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(ii)	any claims, awards and judgments in favour of the Existing Security Agent under or in connection with the Existing IP Transaction Security Documents; and

(iii)	all rights, title, interest and benefit held in its capacity as Collateral Agent under and as defined in the Existing IP Transaction Security Documents, to the extent that, immediately prior to the date of this Agreement, the Existing Security Agent has any such right, title, interest, debt, claim, award or judgment in such capacity and which it is able so to assign or transfer and which are not contemplated to be expressly released pursuant to or in connection with this Agreement. As a consequence nothing in this Agreement shall be considered, interpreted or constructed as the granting of new security over the assets, interest or rights of any Debtor or Security Grantor.

(b)	Without prejudice to paragraph (a), the Existing Security Agent confirms that, from the date of this Agreement, it will hold the benefit of the Existing IP Transaction Security Documents and all the Security created pursuant to the Existing IP Transaction Security Documents on trust for itself and the other Secured Parties and will apply all payments and other benefits received by it in connection with the Existing IP Transaction Security Documents in accordance with the provisions of this Agreement.

27.5	Liability

The Existing Security Agent will not be liable to any Creditor to the extent that the loss or liability is directly attributable to any act or omission of the Existing Security Agent before the date of this Agreement.

27.6	Benefit of indemnities

Notwithstanding any other provision of this Agreement, the Existing Security Agent shall retain the benefit of any indemnity granted in its favour under any Existing IP Transaction Security Document with respect to any matters or events occurring before the date of this Agreement.

27.7	Amendments to Existing IP Transaction Security Documents

(a)	On the date of this Agreement, with automatic effect, each Existing IP Transaction Security Document shall be amended as follows:

(i)	each reference to “Collateral Agent” shall be deleted and replaced with the word “Common Security Agent”;

(ii)	each reference to Ludmilio Limited shall be deleted and replaced with the word “Aether Financial Services UK Limited”;

(iii)	a definition of 2029 Notes Indenture shall be inserted, with the same meaning as given to that term in this Agreement;

(iv)	the definition of “Intercreditor Agreement” therein shall be deleted and replaced with the following definition: ““Intercreditor Agreement” means the intercreditor agreement dated on or around December 2023 between, among others, Selina Brand Holdings Limited as parent and Aether Financial Services UK Limited as common security agent.”;

(v)	the definition of “Material Event of Default” shall be deleted and replaced with the following definition:

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““Material Event of Default” means:

(a) an Event of Default under any of Sections 5.1(c), (d), (j), (n); (o), (p) or (q) of any of the Secured Convertible Promissory Notes;

(b) the Debt Ratio being greater than 2:1 as of any Test Date and the relevant Obligor has not provided further collateral as contemplated by any of the Secured Convertible Promissory Notes to cure any failure to meet the Debt Ratio on any such Test Date;

(c) a Dissolution;

(d) an Insolvency Event; and

(e) an Event of Default under any of Sections 6.01(b), (c), (f), (g), (h) or (i) of the 2029 Notes Indenture.”

(vi)	the words “pending application in accordance with the Secured Convertible Promissory Notes” shall be deleted in each of sub-paragraph (a)(iv) of clause 13.2 (Other obligations relating to Insurance Policies) and paragraph (d) of clause 14.3 (Other obligations relating to Material Contracts) and replaced with the words “pending application in accordance with the Intercreditor Agreement”;

(vii)	the words “in accordance with 12 (Application of Proceeds) of the Intercreditor Agreement” shall be deleted and replaced with the words “in accordance with clause 15 (Application of Proceeds) of the Intercreditor Agreement”;

(viii)	the reference to “clause 14 (Changes to the Parties) of the Intercreditor Agreement” in clause 24.3 (Changes to the Parties) shall be deleted and replaced with the words “clause 19 (Changes to the Parties) of the Intercreditor Agreement” and the words “and section 2.05 (Exchange and Registration of Transfer of Notes: Restrictions on Transfer; Depositary) of the 2029 Notes Indenture” shall be inserted following the words “section 8.10 (Successors and assigns; transfers) of the Secured Convertible Promissory Notes” in that clause;

(ix)	the words “in accordance with section 8.14 (Notices) of the Secured Convertible Promissory Notes” in clause 30.1 (Notices) shall be deleted and replaced with the words “in accordance with clause 23 (Notices) of the Intercreditor Agreement”;

(b)	The Parties agree that each Existing IP Transaction Security Document constitutes a Transaction Security Document for the purposes of this Agreement.

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Section 10

Governing Law and Enforcement

28.	Governing Law

This Agreement and all non-contractual obligations arising out of or in connection with it shall be governed by English law.

29.	Enforcement

29.1	Jurisdiction

(a)	The courts of England have exclusive jurisdiction to settle any dispute arising out of or in connection with this Agreement (including a dispute relating to the existence, validity or termination of this Agreement (or the consequences of its nullity) or a dispute relating to any non-contractual obligation arising out of or in connection with this Agreement) (a “Dispute”).

(b)	The Parties agree that the courts of England are the most appropriate and convenient courts to settle Disputes and accordingly no Party will argue to the contrary.

29.2	Service of Process

(a)	Without prejudice to any other mode of service allowed under any relevant law:

(i)	each Debtor (unless incorporated in England and Wales):

(A)	has irrevocably appointed the Parent as its agent for service of process in relation to any proceedings before the English courts in connection with this Agreement and the Parent, by its execution of this Agreement, accepts that appointment; and

(B)	agrees that failure by a process agent to notify the relevant Debtor or relevant Security Grantor of the process will not invalidate the proceedings concerned; and

(ii)	each Security Grantor (unless incorporated in England and Wales):

(A)	has irrevocably appointed the Parent as its agent for service of process in relation to any proceedings before the English courts in connection with this Agreement and the Parent, by its execution of this Agreement, accepts that appointment; and

(B)	agrees that failure by a process agent to notify the relevant Security Grantor of the process will not invalidate the proceedings concerned.

(b)	If any person appointed as an agent for service of process is unable for any reason to act as agent for service of process, the Parent (in the case of an agent for service of process for a Debtor), or the relevant Security Grantor, must immediately (and in any event within three Business Days of such event taking place) appoint another agent on terms acceptable to each Creditor Representative. Failing this, the relevant Creditor Representative may appoint another agent for this purpose.

(c)	Each Debtor and each Security Grantor expressly agrees and consents to the provisions of this Clause 29 and Clause 28 (Governing Law).

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30.	Bail-In

30.1	Defined Terms

In this Clause 30:

“Article 55 BRRD” means Article 55 of Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms.

“Bail-In Action” means the exercise of any Write-down and Conversion Powers.

“Bail-In Legislation” means:

(a)	in relation to an EEA Member Country which has implemented, or which at any time implements, Article 55 BRRD, the relevant implementing law or regulation as described in the EU Bail-In Legislation Schedule from time to time;

(b)	in relation to the United Kingdom, the UK Bail-in Legislation; and

(c)	in relation to any state other than such an EEA Member Country and the United Kingdom, any analogous law or regulation from time to time which requires contractual recognition of any Write-down and Conversion Powers contained in that law or regulation.

“EEA Member Country” means any member state of the European Union, Iceland, Liechtenstein and Norway.

“EU Bail-In Legislation Schedule” means the document described as such and published by the Loan Market Association (or any successor person) from time to time.

“Resolution Authority” means any body which has authority to exercise any Write-down and Conversion Powers.

“UK Bail-In Legislation” means Part I of the United Kingdom Banking Act 2009 and any other law or regulation applicable in the United Kingdom relating to the resolution of unsound or failing banks, investment firms or other financial institutions or their affiliates (otherwise than through liquidation, administration or other insolvency proceedings).

“Write-down and Conversion Powers” means:

(a)	in relation to any Bail-In Legislation described in the EU Bail-In Legislation Schedule from time to time, the powers described as such in relation to that Bail-In Legislation in the EU Bail-In Legislation Schedule;

(b)	in relation to the UK Bail-In Legislation, any powers under that UK Bail-In Legislation to cancel, transfer or dilute shares issued by a person that is a bank or investment firm or other financial institution or affiliate of a bank, investment firm or other financial institution, to cancel, reduce, modify or change the form of a liability of such a person or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that UK Bail-In Legislation that are related to or ancillary to any of those powers; and

(c)	in relation to any other applicable Bail-In Legislation:

(i)	any powers under that Bail-In Legislation to cancel, transfer or dilute shares issued by a person that is a bank or investment firm or other financial institution or affiliate of a bank, investment firm or other financial institution, to cancel, reduce, modify or change the form of a liability of such a person or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that Bail-In Legislation that are related to or ancillary to any of those powers; and

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(ii)	any similar or analogous powers under that Bail-In Legislation.

30.2	Contractual Recognition of Bail-in

Notwithstanding any other term of any Debt Document or any other agreement, arrangement or understanding between the Parties, each Party acknowledges and accepts that any liability of any Party to any other Party under or in connection with the Debt Documents may be subject to Bail-In Action by the relevant Resolution Authority and acknowledges and accepts to be bound by the effect of:

(a)	any Bail-In Action in relation to any such liability, including (without limitation):

(i)	a reduction, in full or in part, in the principal amount, or outstanding amount due (including any accrued but unpaid interest) in respect of any such liability;

(ii)	a conversion of all, or part of, any such liability into shares or other instruments of ownership that may be issued to, or conferred on, it; and

(iii)	a cancellation of any such liability; and

(b)	a variation of any term of any Debt Document to the extent necessary to give effect to any Bail-In Action in relation to any such liability.

31.	Acknowledgement regarding any supported QFCs

To the extent that the Debt Documents provide support, through a guarantee or otherwise, for any agreement or instrument that is a QFC (such support, “QFC Credit Support” and each such QFC a “Supported QFC”), the parties acknowledge and agree as follows with respect to the resolution power of the Federal Deposit Insurance Corporation under the Federal Deposit Insurance Act and Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act (together with the regulations promulgated thereunder, the “U.S. Special Resolution Regimes”) in respect of such Supported QFC and QFC Credit Support (with the provisions below applicable notwithstanding that the Debt Documents and any Supported QFC may in fact be stated to be governed by the laws of the State of New York and/or of the United States or any other state of the United States):

(a)	in the event a Covered Entity that is party to a Supported QFC (each, a “Covered Party”) becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer of such Supported QFC and the benefit of such QFC Credit Support (and any interest and obligation in or under such Supported QFC and such QFC Credit Support, and any rights in property securing such Supported QFC or such QFC Credit Support) from such Covered Party will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if the Supported QFC and such QFC Credit Support (and any such interest, obligation and rights in property) were governed by the laws of the United States or a state of the United States. In the event a Covered Party or a BHC Act Affiliate of a Covered Party becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under the Debt Documents that might otherwise apply to such Supported QFC or any QFC Credit Support that may be exercised against such Covered Party are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if the Supported QFC and the Debt Documents were governed by the laws of the United States or a state of the United States. Without limitation of the foregoing, it is understood and agreed that rights and remedies of the parties with respect to a Defaulting Lender shall in no event affect the rights of any Covered Party with respect to a Supported QFC or any QFC Credit Support.

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(b)	For the purposes of this Clause 31:

“BHC Act Affiliate” of a party means an “affiliate” (as such term is defined under, and interpreted in accordance with, 12 U.S.C. 1841(k)) of such party.

“Covered Entity” means any of the following:

(i)	a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b);

(ii)	a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or

(iii)	a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b).

“Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable.

“QFC” has the meaning assigned to the term “qualified financial contract” in, and shall be interpreted in accordance with, 12 U.S.C. 5390(c)(8)(D).

This Agreement has been entered into on the date stated at the beginning of this Agreement and executed as a deed and is intended to be and is delivered by the Parties as a deed on the date specified above.

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SCHEDULE 1

Form of Debtor/Security Grantor Accession Deed

This Agreement is made on [●] and made between:

1	[Insert Full Name of New Debtor/Security Grantor] (the “Acceding [Debtor][Security Grantor]”); and

2	[Insert Full Name of current Common Security Agent] (the “Common Security Agent”), for itself and each of the other parties to the intercreditor agreement referred to below.

This agreement is made on [date] by the Acceding [Debtor][Security Grantor] in relation to an intercreditor agreement (the “Intercreditor Agreement”) dated [●] between, amongst others, [●] as company, [●] as Common Security Agent, [●] as senior secured agent, the other Creditors and the other Debtors (each as defined in the Intercreditor Agreement).

The Acceding [Debtor][Security Grantor] intends to [incur Liabilities under the following documents]/[give a guarantee, indemnity or other assurance against loss in respect of Liabilities under the following documents]:

[Insert details (date, parties and description) of relevant documents]

the “Relevant Documents”.

It is agreed as follows:

3	Terms defined in the Intercreditor Agreement shall, unless otherwise defined in this Agreement, bear the same meaning when used in this Agreement.

4	The Acceding [Debtor][Security Grantor] and the Common Security Agent agree that the Common Security Agent, without prejudice to the appointment of the Common Security Agent as common representative by the Secured Parties pursuant to Clause 15 (The Common Security Agent) of the Intercreditor Agreement, shall hold:

(a)	[any Security in respect of Liabilities created or expressed to be created pursuant to the Relevant Documents;

(b)	all proceeds of that Security (other than as otherwise provided in any Relevant Document); and][1]

(c)	all obligations expressed to be undertaken by the Acceding [Debtor][Security Grantor] to pay amounts in respect of the Liabilities to the Common Security Agent as trustee and/or agent for (or as common representative of) the Secured Parties (in the Relevant Documents or otherwise) and secured by the Transaction Security together with all representations and warranties expressed to be given by the Acceding [Debtor][Security Grantor] (in the Relevant Documents or otherwise) in favour of the Common Security Agent as trustee and/or agent for (or as common representative of) the Secured Parties, on trust and/or as agent (other than as otherwise provided in any Relevant Document) for the Secured Parties on the terms and conditions contained in the Intercreditor Agreement.

5	The Acceding [Debtor][Security Grantor] confirms that it intends to be party to the Intercreditor Agreement as a Debtor [Security Grantor], undertakes to perform all the obligations expressed to be assumed by a [Debtor][Security Grantor] under the Intercreditor Agreement and agrees that it shall be bound by all the provisions of the Intercreditor Agreement as if it had been an original party to the Intercreditor Agreement.

1 Include to the extent that the Security created in the Relevant Documents is expressed to be granted to the Common Security Agent as trustee for (or as agent of) the Secured Parties.

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6	The Acceding [Debtor][Security Grantor] and the Common Security Agent agree that the Common Security Agent shall act in its own name (and not as trustee or agent) with the right to do anything upon the terms and conditions set out in the Intercreditor Agreement in its capacity as Parallel Debt creditor in accordance with the provisions of Clause 17.3 (Parallel Debt (Covenant to Pay the Common Security Agent)) of the Intercreditor Agreement.

7	[In consideration of the Acceding Debtor being accepted as an Intra-Group Lender for the purposes of the Intercreditor Agreement, the Acceding Debtor also confirms that it intends to be party to the Intercreditor Agreement as an Intra-Group Lender, and undertakes to perform all the obligations expressed in the Intercreditor Agreement to be assumed by an Intra-Group Lender and agrees that it shall be bound by all the provisions of the Intercreditor Agreement, as if it had been an original party to the Intercreditor Agreement].[2]

8	This Agreement and all non-contractual obligations arising out of or in connection with it shall be governed by, English law.

This Agreement has been signed on behalf of the Common Security Agent and executed as a deed by the Acceding [Debtor][Security Grantor] and is delivered on the date stated above.

2 Include if the Acceding Debtor is also to accede as an Intra–Group Lender to the Intercreditor Agreement.

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The Acceding [Debtor][Security Grantor] [English company]

Executed as a Deed by [insert name of company in full], acting by

(Print Name)

Director

(Print Name)

Director/Secretary

OR

The Acceding [Debtor][Security Grantor] [English company]

Executed as a Deed by [insert name of company in full], acting by

(Print Name)

Director

(Print Name)

Director/Secretary

in the presence of:

(Signature of witness)

Name:

Address:

Occupation:

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The Acceding [Debtor][Security Grantor] [Foreign company]

Executed as a Deed by [insert name of company in full], a company incorporated in [territory], acting by

(Print Name)

Authorised Signatory

[and

(Print Name)

[Authorised Signatory]

who, in accordance with the laws of that territory, [is]/[are] acting under the authority of that company

Address for Notices

Address:

Email:

Attn:

The Common Security Agent [Full Name of current Common Security Agent]

By: Director/Authorised Signatory

Name:

Date:

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SCHEDULE 2

Form of Creditor/Creditor Representative Accession Undertaking

To:	[Insert full name of current Common Security Agent] for itself and each of the other parties to the Intercreditor Agreement referred to below.

From:	[Acceding Creditor]

THIS UNDERTAKING is made on [date] by [insert full name of new Pari Passu Creditor / Senior Secured Convertible Notes Creditor, Creditor Representative / Intra-Group Lender] (the “Acceding [Pari Passu Creditor / Senior Secured Convertible Notes Creditor / Creditor Representative / Intra-Group Lender]”) in relation to the intercreditor agreement (the “Intercreditor Agreement”) dated [ ] between, among others, [INSERT NAME OF PARENT] as parent, [INSERT NAME OF COMPANY] as company, [INSERT NAME OF COMMON SECURITY AGENT] as Common Security Agent, the other Creditors and the other Debtors (each as defined in the Intercreditor Agreement). Terms defined in the Intercreditor Agreement shall, unless otherwise defined in this Undertaking, bear the same meanings when used in this Undertaking.

In consideration of the Acceding [Pari Passu Creditor / Senior Secured Convertible Notes Creditor / Creditor Representative /Intra-Group Lender] being accepted as a [Pari Passu Creditor / Senior Secured Convertible Notes Creditor / Creditor Representative / Intra-Group Lender] for the purposes of the Intercreditor Agreement, the Acceding [Pari Passu Creditor / Senior Secured Convertible Notes Creditor / Creditor Representative / Intra-Group Lender] confirms that, as from [date], it intends to be party to the Intercreditor Agreement as a [Pari Passu Creditor / Senior Secured Convertible Notes Creditor / Creditor Representative / Intra-Group Lender] and undertakes to perform all the obligations expressed in the Intercreditor Agreement to be assumed by a [Pari Passu Creditor / Senior Secured Convertible Notes Creditor / Intra-Group Lender] and agrees that it shall be bound by all the provisions of the Intercreditor Agreement, as if it had been an original party to the Intercreditor Agreement.

This Undertaking and all non-contractual obligations arising out of or in connection with it shall be governed by English law.

This Undertaking has been entered into on the date stated above and is executed as a deed by the Acceding Creditor and is delivered on the date stated above.

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The Acceding Creditor/Creditor Representative [English company]

Executed as a Deed by [insert name of company in full], acting by

(Print Name)

Director

and

(Print Name)

Director/Secretary

Address:

Email:

Attn:

OR

The Acceding Creditor/Creditor Representative [English company]

Executed as a Deed by [insert name of company in full], acting by

(Print Name)

Director

(Print Name)

Director/Secretary

Name:

(Signature of witness)

Address:

Occupation:

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Address:

Email:

Attn:

OR

The Acceding Creditor/Creditor Representative [Foreign company]

Executed as a Deed by [insert name of company in full], a company incorporated in [territory], acting by

(Print Name)

Authorised Signatory

[and

(Print Name)

[Authorised Signatory]

who, in accordance with the laws of that territory, [is]/[are] acting under the authority of that company

Address:

Email:

Attn:

The Common Security Agent Accepted by the Common Security Agent for and on behalf of [name of Common Security Agent]

Name:

Date:

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SCHEDULE 3 Form of Debtor Resignation Request

To: [●] as Common Security Agent

From: [resigning Debtor] and [Parent]

Dated: [●]

Dear Sirs

[Parent] – [●] Intercreditor Agreement dated [●] (the “Intercreditor Agreement”)

1	We refer to the Intercreditor Agreement. This is a Debtor Resignation Request. Terms defined in the Intercreditor Agreement have the same meaning in this Debtor Resignation Request unless given a different meaning in this Debtor Resignation Request.

2	Pursuant to Clause 17.10 (Resignation of a Debtor) of the Intercreditor Agreement we request that [resigning Debtor] be released from its obligations as a Debtor under the Intercreditor Agreement.

3	We confirm that:

(a)	no Default is continuing or would result from the acceptance of this request;

(b)	such resignation is expressly permitted by the Debt Documents; and

(c)	[resigning Debtor] is under no actual or contingent obligations in respect of the Intra-Group Liabilities.

4	This letter and all non-contractual obligations arising out of or in connection with it shall be governed by English law.

[●]

By:

[resigning Debtor]

By:

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SCHEDULE 4

The Original Debtors and the Original Intra-Group Lenders

Part 1 The Original Debtors

Name	Jurisdiction of incorporation	Registration number or equivalent
SELINA BRAND HOLDINGS LIMITED	England and Wales	15220799
SELINA NOMAD LIMITED	England and Wales	15221597

Part 2 The Original Intra-Group Lenders

Name	Jurisdiction of incorporation	Registration number or equivalent
SELINA BRAND HOLDINGS LIMITED	England and Wales	15220799
SELINA NOMAD LIMITED	England and Wales	15221597

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Signatures

Common Security Agent

Executed as a deed by AETHER FINANCIAL SERVICES UK LIMITED, acting by ___Boris Bétrémieux_, a director, in the presence of:	)
	)	/s/ BORIS BETREMIEUX
)
	)	Signature of director
/s/ GEORGINA LEE

Signature of witness

Name Georgina Lee_____________________________

Address _____________________________________

105

2029 Notes Trustee

Executed as a deed by

WILMINGTON SAVINGS FUND SOCIETY, FSB, acting not in its own capacity but solely in its capacity as 2029 Notes Trustee, acting by ___Anita Woolery______, an authorised signatory, in the presence of:

)
	)	/s/ ANITA WOOLERY
)
	) ) )	Signature of authorised signatory
/s/ LIZBET HINOJOSA

Signature of witness

Name Lizbet Hinojosa_____________________________

Address ______________________________________

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Existing Security Agent

Executed as a deed by LUDMILIO Limited, acting by _Sam Weinroth___, a director, in the presence of:	)
	)	/s/ SAM WEINROTH
)
	)	Signature of director
/s/ RINA ADLER

Signature of witness

Name Rina Adler________________________________

Address ______________________________________

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The Original Lender(s)

Executed as a deed by OSPREY INVESTMENTS LIMITED, acting by__Giorgos Georgiou___, a director, in the presence of:	)
	)	/s/ GIORGOS GEORGIOU
)
	)	Signature of director
/s/ TANIA BITCHAKDJIAN

Signature of witness

Name Tania Bitchakdjian___________________________

Address ______________________________________

Executed as a deed by OSPREY INTERNATIONAL LIMITED, acting by____________, a director, in the presence of:	)
	)	/s/ GIORGOS GEORGIOU
)
	)	Signature of director
/s/ TANIA BITCHAKDJIAN

Signature of witness

Name Tania Bitchakdjian___________________________

Address ______________________________________

The Parent, an Original Intra-Group Lender and an Original Debtor

Executed as a deed by Selina BRAND HOLDINGS LIMITED, a company incorporated in England and, acting by Rafael Museri _, a director, in the presence of:	)
	)	/s/ RAFAEL MUSERI
)
	)	Signature of director
/s/ MAGGIE AZAR

Signature of witness

Name Maggie Azar ____________________

Address ____________________________

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The Company, an Original Intra-Group Lender and an Original Debtor

Executed as a deed by SELINA Nomad Limited, acting by _Rafael Museri_, a director, in the presence of:	)
	)	/s/ RAFAEL MUSERI
)
	)	Signature of director
/s/ MAGGIE AZAR

Signature of witness

Name Maggie Azar_____________________________

Address ____________________________________

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Selina PLC

Executed as a deed by SELINA HOSPITALITY PLC, acting by _Rafael Museri__, a director, in the presence of:	)
	)	/s/ RAFAEL MUSERI
)
	)	Signature of director
/s/ MAGGIE AZAR

Signature of witness

Name Maggie Azar______________________________

Address _____________________________________

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